As confidentially submitted to the Securities and Exchange Commission on July 18, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FREQUENCY THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-2324450
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

19 Presidential Way, 2nd Floor

Woburn, MA 01801

(866) 389-1970

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Lucchino

President and Chief Executive Officer

Frequency Therapeutics, Inc.

19 Presidential Way, 2nd Floor

Woburn, MA 01801

(866) 389-1970

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Chory, Esq. Nathan Ajiashvili, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000	Arthur D. Robinson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2019

Preliminary prospectus

             shares

Common stock

This is Frequency Therapeutics, Inc.’s initial public offering of common stock. We are selling              shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “FREQ.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus summary—Implications of being an emerging growth company.”

Investing in our common stock involves risks that are described in the section titled “Risk factors” beginning on page 11 of this prospectus.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

(1)	We refer you to the section titled “Underwriting” beginning on page 164 for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2019.

J.P. Morgan	Goldman Sachs & Co. LLC	Cowen

Mizuho Securities

                    , 2019

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                 , 2019 (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, trade names and service marks may appear in this prospectus without the ® and TM symbols, but any such references are not intended to indicate, in any way, that we forgo or will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

ii

Prospectus summary

This summary highlights, and is qualified in its entirety by, the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. You should read this entire prospectus carefully, including the section titled “Risk factors” beginning on page 11 and our consolidated financial statements and the related notes included elsewhere in this prospectus before deciding to invest in our common stock.

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the company,” “our company,” “FREQ,” and “Frequency Therapeutics” refer to the consolidated operations of Frequency Therapeutics, Inc. and its subsidiaries.

Overview

We are a clinical-stage biotechnology company focused on harnessing the body’s innate biology to repair or reverse damage caused by a broad range of degenerative diseases. Our proprietary approach, called Progenitor Cell Activation, or PCA, uses combinations of small molecules to activate progenitor cells within the body to create functional tissue. Further, these progenitor cells, which are closely related to stem cells, are already resident in the targeted location in the body and programmed to develop and differentiate into specific cell types within an organ. Our initial therapeutic focus is sensorineural hearing loss, or SNHL, and we believe our PCA platform has the potential to produce a new class of medicines and provide transformative benefits for patients across a wide range of degenerative conditions, including multiple sclerosis, or MS, and diseases of the muscle, gastrointestinal tract, skin, and bone. We intend to continue to identify areas with high unmet need where our PCA platform and novel approach to regenerative medicine could lead to potentially disease-modifying therapeutics that create healthy functional tissues and improve patients’ lives.

We are developing our lead product candidate, FX-322, to treat the underlying cause of SNHL. SNHL is the most prevalent type of hearing loss, typically caused by permanent loss of sensory hair cells in the cochlea within the ear. No drug therapies have been approved by the U.S. Food and Drug Administration, or the FDA, or, to our knowledge, by other regulatory bodies, for the treatment of SNHL. We believe that FX-322 has the potential to meaningfully improve overall hearing function through the activation of progenitor cells already present in the cochlea to regenerate hair cells. According to the World Health Organization, more than 800 million adults suffer from hearing loss worldwide and according to the National Institutes of Health, more than 90% of people with hearing loss have SNHL. Based on our estimates, we believe that 59 million people in the United States alone have SNHL.

We have completed a Phase 1/2 clinical trial of FX-322 in 23 patients with stable SNHL in which we observed a statistically significant improvement in word recognition, a key measure of hearing function, and FX-322 was observed to be well tolerated. We intend to commence a Phase 2a clinical trial in approximately 96 SNHL patients in the fourth quarter of 2019 and expect to report top-line data from this trial in the second half of 2020. We also intend to submit an application for Fast-Track Designation for FX-322 for the treatment of SNHL to the FDA. In July 2019, we entered into a license and collaboration agreement, or the Astellas Agreement, with Astellas Pharma, Inc., or Astellas, pursuant to which Astellas is responsible for the development and commercialization of FX-322 outside of the United States. Astellas has agreed to make an upfront payment to us of $80.0 million. We may also receive up to an additional $545.0 million based on development and commercial milestones, as well as royalties on any future product sales.

In a second program using our PCA platform, we are working to identify a product candidate for the treatment of MS. This program focuses on activating progenitor cells in the central nervous system to repair the myelin sheath that protects nerves and may have the potential to reverse damage done by the disease. We intend to submit an investigational new drug application, or IND, to the FDA for an MS product candidate in the second half of 2021.

Our product pipeline

The following table summarizes our PCA therapeutic candidate pipeline and discovery research programs:

We are also using our PCA platform to explore the potential development of therapeutic candidates in diseases of the muscle, gastrointestinal tract, skin, and bone.

Our PCA platform

We are pioneering a new class of small-molecule therapeutics designed to activate progenitor cells already present within the body to create healthy functioning tissues and organs. We believe that our preclinical and clinical studies in SNHL have validated the potential of our PCA platform to provide a new approach to regenerative medicine.

We believe that our PCA approach bypasses the challenges presented by stem cell therapies by utilizing small-molecule therapeutics to temporarily reactivate progenitor cells that are already located at the tissue target site within the body and are pre-programmed to make specific cell types. Our proprietary small-molecule therapeutics are designed to activate key genes in a progenitor cell, which enable it to go through asymmetric division, leaving behind a copy of the progenitor cell as well as a functional cell, such as a cochlear hair cell, as illustrated in the figure below. This asymmetric division process is commonly used during the natural development and repair of tissues.

Our approach: Progenitor cell activation within the body

Our discoveries in regenerative medicine allow us to activate the innate and under-utilized capabilities of progenitor cells. We believe our PCA platform represents a transformative step in the evolution of regenerative medicine by providing the following key attributes:

•

Activates progenitor cells in the right location. We avoid the major challenge of delivering and integrating cells into the proper location within tissue by using our small molecules to activate the body’s own progenitor cells at the desired location in targeted tissues.

•	Enables ease of manufacturing. We do not need to remove and grow live cells ex vivo, which may be costly and complex to manufacture, difficult to control quality, and may pose potential safety risks.

•

Avoids permanent genetic changes. Instead of altering genes, our small molecules are designed to temporarily activate the native genes that play a central role in the development of organs and tissues, potentially creating a disease-modifying or restorative effect without changing the body’s genetic code.

Our team and history

Our company was founded in 2014 with the goal of creating medicines based on breakthrough research focused on activating the body’s regenerative potential. In their groundbreaking research, Professors Robert S. Langer at the Massachusetts Institute of Technology and Jeffrey Karp at Harvard Medical School decoded the natural signals between cells that make the intestine one of the most regenerative organs in the body through the continuous activation of progenitor cells. Recognizing that similar progenitor cells were present but inactive in other organs, they discovered how to adapt these natural signals using small molecules to temporarily activate progenitor cells in other organs, including the cochlea, and create a localized healing response. Using these insights, we are developing FX-322 for the treatment of SNHL and have identified several additional potential indications for our PCA platform. Our leadership team includes experienced biotech executives David L. Lucchino, our Chief Executive Officer, Christopher R. Loose, our Chief Scientific Officer, Carl P. LeBel, our Chief

Development Officer, and Will McLean, Vice President of Regenerative Medicine and a pioneer in inner ear stem cell biology. We have also assembled a world-class team of leaders in regenerative biology, otology, drug development, and drug delivery. Our Clinical Advisory Board and Regenerative Medicine Advisory Board members are at the forefront of scientific discovery on the activation of progenitor cells.

Strategy

We intend to create and commercialize therapeutics to potentially transform the lives of patients by repairing or reversing damage done to cells, tissue, and organs. To do so, we are implementing the following strategies:

•	Advance development of FX-322 for the treatment of SNHL.

•	Establish our position as a leader in the field of hearing function to drive the optimization of our PCA approach for the treatment of hearing loss.

•

Expand the opportunities of our PCA platform beyond hearing loss with the goal of delivering new therapeutics in additional indications such as multiple sclerosis as well as diseases of the muscle, gastrointestinal tract, skin, and bone.

•	Continue to build strategic collaborative relationships to maximize the potential of our PCA platform to create new therapies for patients.

Sources of capital

To date, we have raised approximately $228.0 million in capital primarily through a combination of convertible preferred stock financings, including our Series C convertible preferred stock financing in July 2019 and an upfront payment under our license and collaboration agreement with Astellas, or the Astellas Agreement. In July 2019, we issued and sold to investors in a private placement 39,492,960 shares of our Series C convertible preferred stock for aggregate gross proceeds of approximately $62.0 million, which was led by new investors Perceptive Advisors, Deerfield Management, RTW Investments, and Mizuho Securities.

Risks associated with our business

Our business is subject to a number of risks that you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•

We have a limited operating history, have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We are not currently profitable, and we may never achieve or sustain profitability. If we are unable to achieve or sustain profitability, the market value of our common stock will likely decline.

•

We are heavily dependent on the success of FX-322, our lead product candidate, which is still under clinical development. If FX-322 does not receive regulatory approval or is not successfully commercialized, our business will be materially adversely harmed.

•

We utilize our PCA platform to develop product candidates that are designed to activate progenitor cells, which is a new approach to therapeutic intervention and, as a result, successful development, approval, and commercialization of our product candidates, including FX-322, is uncertain.

•

Clinical trials are expensive, time consuming, and difficult to design and implement, and involve an uncertain outcome. The results of preclinical studies and early clinical trials are not always predictive of future results. Any drug candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

•

The regulatory approval processes of the FDA are lengthy, time consuming, and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for FX-322 or any other product candidates, our business will be substantially harmed.

•

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect our business.

•

If we fail to comply with our obligations under our existing licenses for intellectual property and any future licenses, we could lose rights that are important to our business, including rights related to our PCA platform and FX-322.

•

Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of our product candidates.

•	We face significant competition from biotechnology, pharmaceutical, and medical device companies and our operating results will suffer if we fail to compete effectively.

Corporate information

We were incorporated under the laws of the state of Delaware in November 2014. Our principal executive offices are located at 19 Presidential Way, Woburn, Massachusetts 01801 and our telephone number is (866) 389-1970. Our corporate website address is www.frequencytx.com. The information contained in, or accessible through, our website is not incorporated by reference into this prospectus and you should not consider information on our website to be a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of being an emerging growth company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

the option to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.07 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a “large accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a “large accelerated filer” at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (c) have filed at least one annual report pursuant to the Exchange Act.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

The offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares of our common stock at the public offering price less estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance the clinical development of FX-322 and our PCA platform and for working capital and general corporate purposes. See “Use of proceeds” beginning on page 65 for additional information.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“FREQ”

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock outstanding as of                     , 2019, and excludes:

•

             shares of our common stock issuable upon the exercise of stock options outstanding pursuant to our 2014 Stock Incentive Plan, or the Existing Plan, as of                     , 2019, at a weighted-average exercise price of $        per share;

•	shares of our common stock reserved for future issuance pursuant to our Existing Plan;

•

             shares of our common stock reserved for future issuance pursuant to our 2019 Incentive Award Plan, or the 2019 Plan, which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the 2019 Plan that automatically increase the share reserve under the 2019 Plan as described in the section titled “Executive and director compensation—Incentive compensation plans—2019 incentive award plan”; and

•

             shares of our common stock that will become available for future issuance under our 2019 Employee Stock Purchase Plan, or the 2019 ESPP, which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the 2019 ESPP that automatically increase the share reserve under the 2019 ESPP as described in the section titled “Executive and director compensation—Incentive compensation plans—2019 employee stock purchase plan.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a -for- reverse stock split of our common stock to be effected prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering;

•	no exercise of the outstanding stock options referred to above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock; and

•	the filing of our restated certificate of incorporation and the effectiveness of our amended and restated bylaws upon the closing of this offering.

Summary consolidated financial data

The following tables set forth a summary of our financial data as of and for the periods ended on the dates indicated. We have derived the summary statement of operations data for the years ended December 31, 2017 and 2018 from our audited financial statements included elsewhere in this prospectus. You should read the following summary financial data together with our financial statements and the related notes included elsewhere in this prospectus and the sections titled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” of this prospectus.

	Year ended December 31,		Six months ended June 30,
(in thousands, except share and per share amounts)	2017	2018	2018	2019

			(unaudited)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$11,966	$11,880	$	$
General and administrative	4,340	7,064

Total operating expenses	16,306	18,944

Loss from operations	(16,306)	(18,944)
Interest expense	(174)	(106)
Loss on extinguishment of debt	(3,749)	(269)
Foreign exchange gain (loss)	(8)	151

Net loss and net loss attributable to common stockholders	$(20,237)	$(19,168)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.27)	$(1.86)

Weighted-average shares of common stock outstanding, basic and diluted(1)	4,734,504	10,306,785

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(0.24)		$

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(2)		78,457,755

(1)	See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for further explanation and details of the method used to calculate the basic and diluted net loss per share of common stock and the weighted-average number of shares used in the computation of the per share amounts.
(2)	The pro forma basic and diluted weighted-average shares of common stock outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all Series A and B convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented, or the date of issuance, if later. The information presented in this table does not give effect to the sale and issuance of shares of our Series C convertible preferred stock in July 2019. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for a further explanation and details of the method used to calculate the unaudited pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in the computation of the pro forma per share amounts.

As of June 30, 2019
(in thousands)	Actual	Pro forma(2)	Pro forma as adjusted(3)(4)
(unaudited)

Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$	$	$
Working capital(1)
Total assets
Total liabilities
Accumulated deficit
Total stockholders’ (deficit) equity

(1)	We define working capital as current assets less current liabilities. See our unaudited consolidated financial statements to be included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(2)	The unaudited pro forma consolidated balance sheet data gives effect to (i) the sale and issuance of 39,492,960 shares of our Series C convertible preferred stock in July 2019 for aggregate gross proceeds of approximately $62.0 million, (ii) the receipt of an upfront payment of $80.0 million pursuant to the terms of the Astellas Agreement, (iii) the satisfaction of the royalty payment of $16.0 million owed to MIT upon the receipt of the upfront payment under the Astellas Agreement, and (iv) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of shares of common stock, which will occur upon the closing of this offering.

(3)	Reflects the pro forma adjustments described in footnote (2) and the sale and issuance of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ (deficit) equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease each of cash, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special note regarding forward-looking statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks related to our financial position and need for additional capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We are not currently profitable, and we may never achieve or sustain profitability. If we are unable to achieve or sustain profitability, the market value of our common stock will likely decline.

We are a clinical-stage biotechnology company with a limited operating history. As a result, we are not profitable and have incurred significant losses since our formation. We had net losses of $20.2 million, $19.2 million and $        million for the years ended December 31, 2017 and 2018 and the six months ended June 30, 2019, respectively. As of June 30, 2019, we had an accumulated loss of $        million. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to gain regulatory approval and become commercially viable. We have not commercialized any products and have never generated revenue from the commercialization of any product. To date, we have devoted most of our financial resources to licensing technologies and research and development, including our preclinical platform development activities and clinical trials.

We expect to incur significant additional operating losses for the next several years, at least, as we advance FX-322 and any other product candidate through clinical development, complete clinical trials, seek regulatory approval and commercialize FX-322 or any other product candidate, if approved. The costs of advancing product candidates into each clinical phase tend to increase substantially over the duration of the clinical development process. Therefore, the total costs to advance any product candidate to marketing approval in even a single jurisdiction are substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of any product candidates or achieve or maintain profitability. Our expenses will also increase substantially if and as we:

•	commence our Phase 2a trial of FX-322 in sensorineural hearing loss, or SNHL;

•	expand our development programs based on our progenitor cell activation, or PCA, platform, including our program for a treatment for multiple sclerosis, and develop other product candidates;

•	continue to develop our PCA platform;

•	seek regulatory approvals for FX-322 and any other product candidates;

•	expand the target indications and patient population for FX-322;

•	secure a commercial manufacturing source and supply chain capacity sufficient to produce commercial quantities of any product candidate for which we obtain regulatory approval;

•

establish a sales, marketing and distribution infrastructure to commercialize FX-322 for the treatment of SNHL, if approved, and for any other product candidates for which we may obtain marketing approval;

•	maintain, expand, and protect our intellectual property portfolio;

•	hire additional clinical, scientific, and commercial personnel;

•

add operational, financial, and management personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public company; and

•	acquire or in-license other product candidates or technologies.

Furthermore, our ability to successfully develop, commercialize and license any product candidates and generate product revenue is subject to substantial additional risks and uncertainties, as described under “—Risks related to development, clinical testing, manufacturing, and regulatory approval” and “—Risks related to commercialization.” As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize one or more product candidates, either alone or through collaborations, or if revenues from any product that receives marketing approval are insufficient, we will not achieve profitability. Even if we successfully commercialize FX-322, we may continue to incur substantial research and development and other expenses to identify and develop other product candidates. Even if we do achieve profitability, we may not be able to sustain profitability or meet outside expectations for our profitability. If we are unable to achieve or sustain profitability or to meet outside expectations for our profitability, the value of our common stock will be materially adversely affected.

Even if this offering is successful, we will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of FX-322 and additional product candidates.

We expect to spend substantial amounts to complete the development of, seek regulatory approvals for and, if approved, commercialize FX-322. These expenditures will include costs related to the Phase 2a trial of FX-322 for the treatment of SNHL, and, if the Phase 2a trial is supportive, a planned Phase 2b trial of FX-322, and any additional trials we conduct to support the development of FX-322. In addition, we are obligated to make milestone and royalty payments in connection with the sale of resulting products and licensing revenues under our license agreements with Massachusetts Institute of Technology, or MIT, and the Scripps Research Institute, or Scripps. We also expect to spend substantial amounts to identify and develop new product candidates based on our PCA platform.

Even with the net proceeds from this offering, we will require additional capital to enable us to develop additional product candidates based on our PCA platform, which we may acquire through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts.

Based upon our current operating plan, we believe that the net proceeds from this offering and our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until                . This estimate and our expectation regarding the sufficiency of the net proceeds from this offering to advance the clinical development of FX-322 and any other product candidates are based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, or our clinical trials, including our Phase 2a trial of FX-322 for the treatment of SNHL, may be more expensive, time consuming or difficult to design or implement than we currently anticipate. Changing circumstances, including any unanticipated expenses, could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because the length of time and scope of activities associated with successful development of FX-322 or any product candidate we may develop is highly uncertain, we are unable to estimate the actual funds we will require for development and any marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the initiation, progress, timing, costs and results of our clinical trials through all phases of development, including the Phase 2a trial for FX-322 and the development of any other product candidates;

•

the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or the FDA, and other comparable foreign regulatory authorities, including any additional clinical trials required by the FDA or other comparable foreign regulatory authorities;

•

the willingness of the FDA and other comparable foreign regulatory authorities to accept our clinical trial designs, as well as data from our completed and planned clinical trials and preclinical studies, as the basis for review and approval of FX-322 and any other product candidates;

•	the cost of filing, prosecuting, defending, and enforcing our patent claims and other intellectual property rights;

•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale manufacturing activities;

•	the costs of operating as a public company;

•	the cost of making royalty, milestone or other payments under current and any future in-license agreements;

•	the extent to which we in-license or acquire other product candidates or technologies;

•	the cost of establishing sales, marketing and distribution capabilities for our product candidates, if approved;

•	our ability to maintain our collaborations on favorable terms and establish new collaborations; and

•	the initiation, progress, and timing of our commercialization of FX-322, if approved, or any other product candidate.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of FX-322 or any other product candidate, or potentially discontinue operations.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenues, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. In addition, debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. Furthermore, any capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to advance research programs, product development activities or product candidates. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We were established and began operations in 2014. Our operations to date have been limited to financing and staffing our company, licensing technologies, developing our PCA platform, developing and conducting preclinical and clinical studies of FX-322 for the treatment of SNHL, and developing a pipeline of preclinical and research programs, including our program for the treatment of multiple sclerosis, or MS. We have not yet demonstrated the ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial-scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. We will eventually need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition and, as a result, our business may be adversely affected.

As we continue to build our business, we expect our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any particular quarterly or annual period as indicative of future operating performance.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2018, we had net operating loss carryforwards, or NOLs, of $39.3 million for federal income tax purposes and $31.7 million for state income tax purposes, which may be available to offset our future taxable income, if any. Our NOLs begin to expire in various amounts in 2036, provided that NOLs generated after December 31, 2017 will not be subject to expiration. As of December 31, 2018, we also had federal and state research and development and other tax credit carryforwards of approximately $0.7 million and $0.4 million, respectively, available to reduce future tax liabilities. Our tax credit carryforwards expire at various dates through 2038. These NOLs and tax credit carryforwards could expire unused, to the extent subject to expiration, and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs and tax credit carryforwards to offset future taxable income. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. We believe we have experienced an ownership change in the past, and may experience ownership changes in the future as a result of future transactions in our stock, some of which may be outside our control. If we undergo an ownership change in connection with or after this offering, our ability to use our NOLs and tax credit carryforwards could be further limited. For these reasons, we may not be able to use a material portion of our NOLs or tax credit carryforwards, even if we attain profitability. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future tax benefits of such assets. The reduction of the corporate tax rate under the Tax Cuts and Jobs Act of 2017, or TCJA, from 35% to 21% may cause a reduction in the economic benefit of our NOLs and other deferred tax assets available to us. Furthermore, under the TCJA, although the treatment of tax losses generated before December 31, 2017 has generally not changed, tax losses generated in calendar year 2018 and beyond will only be able to offset 80% of taxable income. This change may require us to pay federal income taxes in future years despite generating a loss for federal income tax purposes in prior years.

Risks related to development, clinical testing, manufacturing, and regulatory approval

We are heavily dependent on the success of FX-322, our lead product candidate, which is still under clinical development, and if FX-322 does not receive regulatory approval or is not successfully commercialized, our business will be materially adversely harmed.

To date, we have invested a significant portion of our efforts and financial resources in the development of FX-322 for the treatment of SNHL. Our future success is substantially dependent on our ability to successfully complete clinical development for, obtain regulatory approval for, and successfully commercialize FX-322, which may never occur. We currently have no products that are approved for commercial sale and may never be able to develop a marketable product. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to FX-322, which will require additional clinical development, management of clinical and manufacturing activities, regulatory approval, establishing commercial scale manufacturing, and significant sales, marketing, and distribution efforts before we can generate any revenues from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities or that, even if it receives regulatory approval, FX-322 will be as effective as anticipated at treating SNHL.

The research, testing, manufacturing, labeling, approval, sale, packaging, marketing, and distribution of drug products are subject to extensive regulation by the FDA and comparable regulatory authorities in other countries. We are not permitted to market FX-322 in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until our collaborator, Astellas, receives the requisite approval from such countries. We have not submitted an NDA to the FDA and Astellas has not submitted comparable applications to other regulatory authorities for FX-322. We or Astellas may not be in a position to do so for several years, if ever. If we or Astellas are unable to obtain the necessary regulatory approval for FX-322 in a particular country, we or Astellas will not be able to commercialize FX-322 for the treatment of SNHL in that country. As a result, our financial position will be materially adversely affected and we may not be able to generate sufficient revenue to continue our business.

We utilize our PCA platform to develop product candidates that are designed to activate progenitor cells, which is a new approach to therapeutic intervention and, as a result, successful development, approval, and commercialization of our product candidates, including FX-322, is uncertain.

We utilize our PCA platform to develop product candidates, including FX-322, for the treatment of SNHL. Our PCA platform is designed to identify pathways to activate progenitor cells already present in the body to treat conditions or diseases through cellular regeneration. We have not, nor to our knowledge has any other company, received regulatory approval utilizing this mechanism of cellular regeneration. Given the novelty of our approach, we could encounter a longer than expected regulatory review process, increased development costs, or unexpected delays in, or even prevention of, the regulatory approval and commercialization of our product candidates, and we cannot be certain that our approach will lead to the development of any approvable or marketable products. For example, the FDA-approved treatment options available for patients with SNHL are hearing aids and cochlear implants. Unlike FX-322, which is a therapeutic that targets the underlying biology of SNHL, these treatment options are medical devices that are designed to target the symptoms of SNHL. As a result, these treatment options are not directly comparable to FX-322, and FDA requirements for marketing authorization of these treatment options may not be relevant for FX-322. While we are developing what we believe are appropriate measurements of efficacy for FX-322, we cannot be certain that the FDA will agree with our measurements or that they will be sufficient for approval. If we were to encounter any of the foregoing, our business and financial prospects could be materially harmed.

Clinical trials are expensive, time consuming, and difficult to design and implement, and involve an uncertain outcome. The results of preclinical studies and early clinical trials are not always predictive of future results. Any drug candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and completed clinical trials are not necessarily predictive of future results, and any product candidates we develop may not be further developed or have favorable results in later studies or trials. Clinical trial failure may result from a multitude of factors, including, but not limited to, flaws in study design, dose selection, placebo effect, patient enrollment criteria, selection of patients based on patient misrepresentations, and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the pharmaceutical industry have suffered setbacks in the advancement of their drug candidates into later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding favorable results in earlier preclinical studies or clinical trials. Based upon negative or inconclusive results or a need for additional information, we may decide, or regulatory authorities may require us, to conduct additional clinical trials or preclinical studies.

We may experience delays in initiating and completing any clinical trials that we intend to conduct, and we do not know whether planned clinical trials, including our Phase 2a trial for FX-322, will begin on time, need to be redesigned, enroll patients on time, or be completed on schedule, or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory approval to commence a trial;

•

reaching an agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining Institutional Review Board, or IRB, approval at each site within the United States, or Independent Ethics Committee, or IEC, approval at sites outside the United States;

•	recruiting suitable patients to participate in a trial in a timely manner and in sufficient numbers;

•	having patients complete a trial or return for post-treatment follow-up;

•

imposition of a clinical hold by regulatory authorities, including as a result of unforeseen safety issues or side effects or failure of trial sites or investigators to adhere to regulatory requirements or follow trial protocols;

•	clinical sites deviating from the trial protocol or dropping out of a trial;

•	addressing patient safety concerns that arise during the course of a trial;

•	adding a sufficient number of clinical trial sites; or

•	manufacturing sufficient quantities of a product candidate for use in clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs or IECs of the institutions in which such trials are being conducted, the FDA or other regulatory authorities, or recommended for termination by a Data and Safety Monitoring Board, or DSMB, for such trial. Such authorities may impose a suspension or termination or recommend an alteration due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial.

Furthermore, we rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we have agreements governing their committed activities, we have limited influence over their actual performance, as described in the section titled “—Risks related to our dependence on third parties.”

Our lead product candidate, FX-322, is still in development and will require the successful completion of one, and possibly more, Phase 3 trials before we are prepared to submit an NDA for regulatory approval by the FDA. We cannot predict with any certainty if or when we might complete the development of FX-322 and submit an NDA for regulatory approval by the FDA of FX-322 or whether any such NDA will be approved by the FDA.

If we experience delays in the commencement or completion of any clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of any product candidate we develop could be harmed, and our ability to generate revenues may be delayed. In addition, any delays in our clinical trials could increase our costs, slow the development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may materially harm our business, financial condition, and results of operations. In addition, many of the factors that may cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of a clinical trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of a product candidate.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time- consuming, and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for FX-322 or any other product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that we will never obtain regulatory approval for any product candidate. We are not permitted to market any of our product candidates in the United States until we receive approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authority, that such product candidates are safe and effective for their intended uses. In addition, data obtained from preclinical trials and clinical trials are susceptible to varying interpretations, and regulatory authorities may not interpret our data as favorably as we do, which may further delay, limit, or prevent development efforts, clinical trials, or marketing approval. Furthermore, as more competing drug candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other comparable regulatory authorities.

The FDA or any foreign regulatory authority can delay, limit, or deny approval of FX-322 or any other product candidates that we develop or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•

serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates, or other products containing an active ingredient in our product candidates;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials;

•	the FDA’s or the applicable foreign regulatory authority’s disagreement regarding the formulation, the labeling, and/or the specifications of our product candidates;

•

the FDA or comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations, and prospects.

In addition, the FDA or the applicable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or applicable foreign regulatory authority may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing circumstances could materially harm the commercial prospects for our product candidates and our business.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials.

Patient enrollment and retention in clinical trials depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the nature of the trial protocol;

•	the existing body of safety and efficacy data with respect to the product candidate;

•	the proximity of patients to clinical sites;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•

clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or medical devices that may be approved for the indications we are investigating;

•	competing clinical trials being conducted by other companies or institutions;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion.

In addition, our clinical trials will compete with other clinical trials for product candidates and medical devices that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Furthermore, any negative results we may report in clinical trials of any product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate. Delays or failures in planned patient enrollment or retention may result in increased costs or program delays, which could have a harmful effect on our ability to develop a product candidate or could render further development impossible.

Results of preclinical studies, clinical trials, or analyses may not be indicative of results obtained in later trials.

The results of preclinical studies, clinical trials, or analyses of the results from such trials, including our prospective and post hoc analyses of the data from the Phase 1/2 trial of FX-322 for the treatment of SNHL, may not be predictive of the results of later clinical trials. Product candidates in later clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and prior clinical trials or having shown promising results based on analyses of data from earlier trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding earlier promising results. In addition, conclusions based on promising data from analyses of clinical results, such as the prospective and post hoc analysis of results from our Phase 1/2 clinical trial of FX-322 for the treatment of SNHL, may be shown to be incorrect in subsequent clinical trials that have pre-specified end points or may not be considered adequate by regulatory authorities. Even if we complete later clinical trials as planned, we cannot be certain that their results will support the safety and efficacy requirements sufficient to obtain regulatory approval, and, as a result, our clinical development plans may be materially harmed.

Interim and preliminary “top-line” data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim or preliminary “top-line” data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously published. In addition, we may report interim or preliminary analyses of only certain endpoints rather than all endpoints. Furthermore, the information we choose to publicly disclose regarding a particular study or clinical trial is based on more extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to disclose. Any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities, or otherwise regarding a particular drug, drug candidate, or our business. Others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of particular programs, the approvability or commercialization of the particular product candidates, and our business in general. As a result, interim and preliminary data and analyses should be viewed with caution. Adverse differences between preliminary or interim data and final data or changes in what is material information regarding the results from a particular study or clinical trial could significantly harm our clinical development and business prospects and cause volatility in the price of our common stock.

Any product candidate that we develop or the administration thereof, may cause serious adverse events or undesirable side effects, which may halt their clinical development, delay or prevent marketing approval, or, if approved, require them to be taken off the market, include safety warnings, or otherwise limit their sales.

Serious adverse events or undesirable side effects caused by any product candidate we develop could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of any clinical trial we conduct could reveal a high and unacceptable severity and prevalence of side effects. To date, subjects treated with FX-322 have experienced adverse events that include ear discomfort and ear pain that are considered to be associated with the intratympanic injection procedure.

If unacceptable side effects arise in the development of any product candidate, we, the FDA, or the IRBs or IECs at the institutions in which our studies are conducted, or the DSMB, if constituted for our clinical trials, could recommend a suspension or termination of our clinical trials, or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. In addition, drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may have to train medical personnel regarding the proper administration protocol for our product candidates and to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Additionally, if FX-322 or any other product candidate we develop receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend, withdraw, or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•	regulatory authorities may require us to recall a product or we may decide to initiate a voluntary recall of a product;

•	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•	additional restrictions may be imposed on the marketing of the product or the manufacturing processes for the product or any component thereof;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to conduct post-market studies or agree to postmarketing commitments;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect our business.

Although we intend to explore additional product candidates based on our PCA platform, we may fail to identify viable new product candidates for clinical development for several reasons. If we fail to identify additional potential product candidates, our business could be materially harmed.

Research programs to develop additional product candidates based on our PCA platform require substantial technical, financial, and human resources whether or not they are ultimately successful. Our research programs may initially show promise in identifying potential indications or product candidates, yet fail to yield results for clinical development for several reasons, including:

•	the research methodology used may not be successful in identifying potential indications or product candidates;

•	potential product candidates may, after further study, be shown to have harmful or unexpected adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

•

it may take greater human and financial resources than we possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify, and expand our product portfolio.

Because we have limited financial and human resources, we intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that could have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. For example, we may encounter delays in the process of selecting a product candidate for the treatment of MS and we may not achieve the time line we currently anticipate for submitting an IND. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

The market opportunities for FX-322, if approved, may be smaller than we anticipate and, as a result, our commercial opportunity may be limited.

We expect to initially seek approval of FX-322 for the treatment of SNHL. Our projections of the number of eligible patients are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations, and market research, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of eligible patients, and the number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited. For example, even if we obtain FDA approval for FX-322, it may be approved for a target population that is more limited than what we currently anticipate. Even if we obtain significant market share for any product candidate, if approved, if the potential target populations are smaller, we may never achieve profitability without obtaining marketing approval for additional indications.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any product candidate.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs that we submit for our product candidates or may conclude after review of our data that our applications are insufficient to obtain marketing approval of our product candidates. We believe our approach of activating progenitor cells to treat conditions or diseases through cellular regeneration is novel and, as a result, the process for, and the outcome of, FDA approval is especially uncertain. If the FDA does not accept or approve our NDAs for our product candidates, it may require that we conduct additional clinical, preclinical, or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA that we submit may be delayed, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues, and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

Even if we obtain FDA approval for a product candidate in the United States, we or our collaborators may never obtain approval for or commercialize the product candidate in any other jurisdiction, which would limit our ability to realize its full market potential.

In order to market any product in a particular jurisdiction, we or our collaborators must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy on a country-by-country basis. Approval by the FDA in the United States does not ensure approval by comparable regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our or our collaborators’ ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time- consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we or our collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and we will be unable to realize the full market potential of any product we develop.

Even if we obtain regulatory approval for any product candidate, we will still face extensive and ongoing regulatory requirements and obligations, which may result in significant additional expense, and any product candidates, if approved, may face future development and regulatory difficulties.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, and advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with current Good Manufacturing Practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance, and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping and Good Clinical Practice, or GCP, and requirements for any clinical trials that we conduct post-approval.

Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval, including a requirement to implement a REMS. If a product candidate receives marketing approval, the accompanying label may limit the approved indicated use of the product, which could limit sales of the product. The FDA may also require costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use, and if we market our products for uses beyond their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, relating to the promotion of prescription drugs, may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers, or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on manufacturing such products;

•	restrictions on the labeling or marketing of products;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recalls or market withdrawals of products;

•	fines, restitution, or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions, consent decrees, or the imposition of civil or criminal penalties.

Further, the FDA’s policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of a product candidate. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects, and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. The policies of the FDA and of other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of a product candidate. For example, certain policies of the current presidential administration may impact our business and industry. Namely, the current presidential administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. These executive actions and other policies of the current administration may impact the FDA’s ability to exercise its regulatory authority, though the extent to which they will impact the development of FX-322 or other product candidates is unknown. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition, and results of operations. Furthermore, non compliance by us or any collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, may also result in significant financial penalties, which would adversely affect our business.

We intend to seek Fast Track designation for FX-322, but we might not receive such designation, and even if we do, such designation may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, a drug sponsor may qualify for FDA Fast Track designation. We intend to seek Fast Track designation for FX-322. The FDA has broad discretion whether to grant this designation, and we may not receive it. Moreover, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular time frame. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We may seek a Breakthrough Therapy designation for FX-322, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.

We may seek a Breakthrough Therapy designation for FX-322 if future results support such designation. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review if supported by clinical data at the time the NDA is submitted to the FDA.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe that FX-322 meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy designation, the receipt of such designation may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if FX-322 qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of any product candidate we may develop in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation and significant negative media attention;

•	withdrawal of participants from our clinical trials;

•	significant costs to defend the litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	inability to commercialize a product candidate;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	decreased market demand for any product; and

•	loss of revenue.

The product liability insurance we currently carry, and any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidate, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operation and business, including preventing or limiting the commercialization of any product candidates we develop.

Risks related to commercialization

We face significant competition from biotechnology, pharmaceutical, and medical device companies, and our operating results will suffer if we fail to compete effectively.

The biotechnology, pharmaceutical, and medical device industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to acquire, develop, and obtain marketing approval for new products on a cost-effective basis and to market them successfully. If a product candidate we develop is approved, we will face intense competition from a variety of businesses, including large, fully-integrated pharmaceutical companies, specialty pharmaceutical companies, and early-stage companies, particularly if the early-stage company has a collaborative arrangement with a large and established company. We are aware of several companies developing products to treat SNHL through the regeneration of hair cells, and we also anticipate that new companies will enter the SNHL market in the future. If we successfully develop and, if approved, commercialize FX-322 for the treatment of SNHL, it may compete, or potentially be used in conjunction, with currently marketed devices, including the hearing aids and cochlear implants currently available and the next generation of improved hearing aids and cochlear implants, and any new therapies that may become available in the future.

Competition could render any product candidate we develop obsolete, less competitive, or uneconomical. Our competitors may, among other things:

•

have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, and human resources than we do, with mergers and acquisitions in the biotechnology, pharmaceutical, and medical device industries resulting in even more resources being concentrated in our competitors;

•	more effectively recruit and retain qualified scientific and management personnel;

•	more effectively establish clinical trial sites and patient registration;

•	develop and commercialize products that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe side effects;

•	obtain quicker regulatory approval;

•	better protect their patents and intellectual property or acquire technologies that are complementary to, or necessary for, our programs;

•	implement more effective approaches to sales, marketing, pricing, coverage, and reimbursement; or

•	form more advantageous strategic alliances or collaborations.

If we are not able to effectively compete for any of the foregoing reasons, our business will be materially harmed.

The successful commercialization of any product candidate we develop will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our or our collaborators’ ability to market those products and decrease our or our collaborators’ ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications. Our ability to achieve acceptable levels of coverage and reimbursement for products or procedures using our products by governmental authorities, private health insurers and other organizations will influence our ability to successfully commercialize any product candidates we develop. Obtaining adequate coverage and reimbursement for any product candidate we develop that is administered under the supervision of a physician, which is what we anticipate for FX-322, may be particularly difficult because of the higher prices associated with such products. In addition, we believe that FX-322 is a novel approach to treating hearing loss and, as a result, availability of coverage and reimbursement by payors is highly uncertain. A decision by a third-party payor not to cover or separately reimburse for our products or procedures using our products could reduce physician utilization of our products once approved. Assuming we obtain coverage for our product candidates or procedures using our products by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States or elsewhere will be available for any product we commercialize, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and the current presidential administration and both Houses of Congress have introduced several proposals related to drug pricing. Many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available. Although there are currently no FDA approved drugs for the treatment of SNHL, it is possible that a third-party payor may consider FX-322 or any other product candidate we commercialize as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy, pricing of existing drugs may limit the amount we will be able to charge for any product we commercialize. Payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize a satisfactory return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our product candidates. Additionally, our ability to obtain a satisfactory financial return depends on what, if any, proposals related to drug pricing may be implemented and, if implemented, when they might take effect.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor, and one third-party payor’s decision to cover a particular product does not ensure that other payors will also provide similar coverage. Additionally, the process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the price of such product or establishing the reimbursement rate that the payor will pay for the product once coverage is approved. As a result, the determination of coverage and reimbursement is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for any product we commercialize. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations, and additional legislative, administrative, or regulatory changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

We or our collaborators may also be subject to extensive governmental price controls and other market regulations outside of the United States, and we believe the increasing emphasis on cost-containment initiatives in other countries have and will continue to put pressure on the pricing and usage of medical products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we or our collaborators are able to charge for products we or our collaborators commercialize. Accordingly, in markets outside the United States, the reimbursement for products we or our collaborators commercialize may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Even if a product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors, or others in the medical community necessary for commercial success.

If a product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our product candidates, if approved, will depend on several factors, including, but not limited to:

•	the efficacy and potential advantages compared to alternative treatments;

•	effectiveness of sales and marketing efforts;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our product together with other medications.

Because we expect sales of our product candidates, if approved, to generate substantially all our revenues for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to establish sales and marketing capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing any product candidate we develop, if approved.

In order to market and successfully commercialize any product candidate we develop, if approved, we must build our sales and marketing capabilities or enter into collaborations with third parties for these services. We currently have no sales, marketing or distribution capabilities and as a company have no experience in marketing products. We intend to directly market and commercialize FX-322 for the treatment of SNHL, if approved, in the United States by developing our own sales and marketing force, targeting ear, nose, and throat doctors and audiologists. There are significant expenses and risks involved with establishing our own sales and marketing capabilities, including our ability to hire, train, retain, and appropriately incentivize a sufficient number of qualified individuals, generate sufficient sales leads and provide our sales and marketing team with adequate access to physicians who may prescribe our product, effectively manage a geographically dispersed sales and marketing team, and other unforeseen costs and expenses. Any failure or delay in the development of a product candidate that affects the expected timing of commercialization of the product candidate or results in the failure of the product candidate to be commercialized could result in us having prematurely or unnecessarily incurred costly commercialization expenses. Our investment would be lost if we are unable to retain or reposition our sales and marketing personnel.

We may also enter into collaborations for the sales and marketing of our product candidates, if approved. To the extent that we depend on collaborators for sales and marketing activities, any revenues we receive will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of our product and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful. For example, under the Astellas Agreement, we will depend on Astellas to sell and market FX-322 for the treatment of SNHL, if approved, outside of the United States, and we can have no assurance that it will be successful in its efforts or devote sufficient resources to the sale and marketing of FX-322.

If we are unable to build our own sales and marketing team or enter into a collaboration for the commercialization of product candidates we develop, if approved, we may be forced to delay the commercialization of our product candidates or reduce the scope of our sales or marketing activities, which would have an adverse effect on our business, operating results and prospects.

A variety of risks associated with operating internationally could materially adversely affect our business.

Our business strategy includes potentially expanding internationally if any of our product candidates receive regulatory approval. Doing business internationally involves several risks, including, but not limited to:

•

multiple, conflicting, and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, economic sanctions laws and regulations, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

•	limits in our ability to penetrate international markets;

•

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

•	certain expenses, including, among others, expenses for travel, translation, and insurance; and

•

regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti-bribery provisions, as well as other applicable laws and regulations prohibiting bribery and corruption.

Any of these factors could significantly harm any future international expansion and operations and, consequently, our results of operations.

Risks related to our dependence on third parties

The Astellas Agreement is important to our business. If we or Astellas fail to adequately perform under the Astellas Agreement, or if we or Astellas terminate the Astellas Agreement, the development and commercialization of FX-322 for SNHL outside the United States would be materially delayed and our business would be adversely affected.

Under the Astellas Agreement, Astellas is responsible for the development and commercialization of FX-322 outside of the United States and we are responsible for development and commercialization in the United States. We and Astellas are jointly responsible for conducting global clinical studies and coordinating commercial launch activities. Astellas has agreed to make an upfront payment to us of $80.0 million. We may also receive up to an additional $545.0 million based on development and commercial milestones, as well as double-digit royalties on any future product sales in the licensed territory.

Termination of the Astellas Agreement could cause significant delays in our development and commercialization efforts for FX-322 for the treatment of SNHL outside of the United States. If the Astellas Agreement is terminated, we would need to expand our internal capabilities or enter into another agreement to compensate for the loss in funding and clinical development support from Astellas. Any suitable alternative agreement would take considerable time to negotiate and could also be on less favorable terms to us. Whether or not we identify another suitable collaborator, we may need to seek additional financing to continue the development of FX-322, or we may be forced to discontinue development of FX-322, either of which could have a material adverse effect on our business.

We intend to continue to collaborate with third parties for the development and commercialization of our product candidates. We may not succeed in establishing and maintaining collaborations, which may significantly limit our ability to successfully develop and commercialize our other product candidates, if at all.

We have entered into the Astellas Agreement for the development and commercialization of FX-322 for the treatment of SNHL outside the United States and may seek collaborations for the development and commercialization of other product candidates. The process of establishing and maintaining collaborative relationships is difficult, time-consuming, and involves significant uncertainty, such as:

•	a collaborator may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale, or downsizing;

•

a collaborator may seek to renegotiate or terminate its relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	a collaborator may cease development in therapeutic areas which are the subject of our collaboration;

•	a collaborator may not devote sufficient capital or resources towards our product candidates, or may fail to comply with applicable regulatory requirements;

•	a collaborator may change the success criteria for a product candidate, thereby delaying or ceasing development of such candidate;

•

a significant delay in initiation of certain development activities by a collaborator will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaborator could develop a product that competes, either directly or indirectly, with our product candidate;

•	a collaborator with commercialization obligations may not commit sufficient financial resources or personnel to the marketing, distribution, or sale of a product;

•	a collaborator with manufacturing responsibilities may encounter regulatory, resource, or quality issues and be unable to meet demand requirements;

•	a collaborator may terminate a strategic alliance;

•

a dispute may arise between us and a collaborator concerning the research, development, or commercialization of a product candidate resulting in a delay in milestones or royalty payments or termination of the relationship and possibly resulting in costly litigation or arbitration, which may divert management’s attention and resources; and

•	a collaborator may use our products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborations on acceptable terms or to successfully transition away from terminated collaborations, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense, or find alternative sources of capital, which would have a material adverse impact on our clinical development plans and business.

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with development and commercialization of our product candidates, could engage in misconduct, including intentional, reckless, or negligent conduct or unauthorized activities that violate applicable laws, rules, and regulations including: the laws and regulations of the FDA or other similar regulatory requirements of other authorities, including those laws that require the reporting of true, complete, and accurate information to such authorities; manufacturing standards; data privacy, security, fraud and abuse, and other healthcare laws and regulations; or laws that require the reporting of true, complete, and accurate financial information and data. Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these or other laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government agency could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us or them and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We currently rely on third-party contract manufacturing organizations, or CMOs, for the production of clinical supply of FX-322 and intend to rely on CMOs for the production of commercial supply of FX-322, if approved, and for clinical and commercial supply of our future product candidates, as well as to supply raw materials necessary to produce our product candidates. Our dependence on CMOs may impair the development of our product candidates and may impair their commercialization, which would adversely impact our business and financial position.

We do not own facilities for manufacturing FX-322 or any product candidate. Instead, we rely on and expect to continue to rely on CMOs for the supply of cGMP grade clinical trial materials of FX-322 and any product candidates we develop and, in future, for commercial quantities. Reliance on CMOs may expose us to more risk than if we were to manufacture our product candidates ourselves. If any CMO we engage is unable to provide sufficient supply of any product candidate we develop, we may be unable to arrange for an alternative supply or to do so on commercially reasonable terms or in a timely manner, which could delay any clinical trials, the commercial launch of our product candidates, if approved, or, regarding any commercial supply, result in a shortage in supply that could negatively impact our revenues. For example, we are substantially dependent on the CMO that supplies us with the proprietary glycogen synthase kinase 3, or GSK3, inhibitor that is a key component of FX-322 and the CMO that lyophilizes FX-322 into a powder. While there are other CMOs who are able to supply the GSK3 inhibitor or lyophilize FX-322, manufacture of the GSK3 inhibitor and the lyophilization process require proprietary knowledge or specialized capabilities, and only a limited number of CMOs are able to supply the GSK3 inhibitor or lyophilize FX-322. As a result, transitioning to a new CMO for either the supply of the GSK3 inhibitor or to conduct the lyophilization process would be particularly time consuming and costly. We have also engaged a CMO to provide the clinical and commercial supply of FX-322. We have not engaged any other CMOs as back-up for the manufacture and supply of FX-322. As a result, if any of the CMOs involved in the manufacture and supply of FX-322 experience a delay or disruption, we may not have sufficient quantities of FX-322 for our planned activities and may not be able to transition to a new CMO in a timely or cost-effective manner, or at all, which would negatively impact our ability to develop and potentially commercialize FX-322.

The facilities used to manufacture our product candidates must be inspected by the FDA and comparable foreign regulatory authorities. While we provide oversight of manufacturing activities, we do not and will not control the execution of manufacturing activities by, and are or will be dependent on, our CMOs for compliance with cGMP requirements for the manufacture of our product candidates. As a result, we are subject to the risk that our product candidates may have manufacturing defects that we have limited ability to prevent. If a CMO cannot successfully manufacture material that conforms to our specifications and the regulatory requirements, we will not be able to secure or maintain regulatory approval for the use of our product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. While we have engaged independent auditors to assess the compliance with the protocol that we co-developed with our CMOs regarding the manufacturing process for FX-322, in general, we have limited control over the ability of our CMOs to maintain adequate quality control, quality assurance, and qualified personnel, and we were not involved in developing our CMOs’ policies and procedures.

If the FDA or comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval or finds deficiencies in the future, we may need to find alternative manufacturing facilities, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for, or commercialize our product candidates, if approved. In addition, any failure to achieve and maintain compliance with laws, regulations, and standards related to manufacturing could subject us to risks, including the risk that we may have to suspend the manufacture of our product candidates, that obtained approvals could be revoked, and that the FDA or another governmental regulatory authority may take enforcement actions, including untitled letters, warning letters, seizures, injunctions, or product recalls. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. If we were unable to find an adequate CMO or another acceptable solution in time, our clinical trials could be delayed, or our commercial activities could be harmed.

We contract for the supply of the active pharmaceutical ingredient, or API, necessary to produce FX-322 and we may contract in the future for the supply of API for any other product candidate we develop. Supplies of API could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable time frame, at an acceptable cost, or at all. In addition, a disruption in the supply of API could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues. Growth in the costs and expenses of raw materials may also impair our ability to cost-effectively manufacture our product candidates. In addition, there may be a limited number of suppliers for API that we may use to manufacture our product candidates, and we cannot be certain that we will be able to engage such suppliers in a timely manner or at all. If we are unable to do so, clinical development of our product candidates, commercialization for any approved product, or our business could be adversely affected.

Finding new CMOs or third-party suppliers involves additional cost and requires our management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Although we have not, and do not intend to, begin a clinical trial, including our Phase 2a clinical trial of FX-322, unless we believe we have on hand, or will be able to obtain, a sufficient supply of our product candidates to complete the clinical trial, any significant delay in the supply of our product candidates or the raw materials needed to produce our product candidates, could considerably delay conducting our clinical trials and potential regulatory approval of our product candidates.

As part of their manufacture of our product candidates, our CMOs and third-party suppliers are expected to comply with and respect the proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes the proprietary rights of others in the course of providing services to us, we may have to find alternative CMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact our ability to develop, obtain regulatory approval for, or commercialize our product candidates, if approved.

We intend to rely on third parties to conduct, supervise, and monitor our clinical trials. If those third parties do not successfully carry out their contractual duties, or if they perform in an unsatisfactory manner, it may harm our business.

We rely, and will continue to rely, on CROs, CRO-contracted vendors, and clinical trial sites to ensure the proper and timely conduct of our clinical trials, including our Phase 2a trial of FX-322 for the treatment of SNHL. Our reliance on CROs for clinical development activities limits our control over these activities and we were not involved in developing our CRO’s policies and procedures, but we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards.

We and our CROs will be required to comply with the Good Laboratory Practice requirements for our preclinical studies and GCP requirements for our clinical trials, which are regulations and guidelines enforced by the FDA and are also required by comparable foreign regulatory authorities. Regulatory authorities enforce GCP requirements through periodic inspections of trial sponsors, principal investigators, and clinical trial sites. If we or our CROs fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Accordingly, if our CROs fail to comply with these requirements, we may be required to repeat clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we do not control whether they devote sufficient time and resources to our clinical trials. Our CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm our competitive position. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with any CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition, and prospects.

Risks related to healthcare laws and other legal compliance matters

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates, if approved, and may affect the prices we may set.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes, and additional proposed changes, to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of health care. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the biotechnology and pharmaceutical industries include the following:

•	an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted, or injected;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

•

establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial challenges to certain aspects of the ACA, and we expect there will be additional challenges to the ACA in the future. For example, in December 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was modified as part of the Tax Cuts and Jobs Act of 2017, the remaining provisions of the ACA are invalid as well. While the current presidential administration, Department of Health and Human Services, and CMS have indicated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, or other efforts to repeal and amend some or all aspects of the ACA will impact the law. Additionally, the current presidential administration will likely continue to seek to modify, repeal, use executive actions to change the implementation of or otherwise invalidate all or certain provisions of the ACA. This includes enactment of the Tax Cuts and Jobs Act which, among other things, modified penalties for not complying with the ACA’s individual mandate to carry health insurance. The extent to which any such changes may impact our business or financial condition is uncertain.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other healthcare funding, which could negatively affect our potential customers and accordingly, our financial operations.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been administration efforts, Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drugs. For example, the current presidential administration’s fiscal year 2019 budget proposal contains further drug price control measures which could be implemented in future legislation or through rulemakings or administrative or executive actions. These measures include, for example, allowing some states to negotiate drug prices under Medicaid and eliminating cost sharing for generic drugs for low-income patients. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional U.S. federal healthcare reform measures will be implemented in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. These reforms could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, customers, and others will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute our product candidates, if approved. Such laws include:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand;

•

the U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act, or FCA, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. A claim includes “any request or demand” for money or property presented to the federal government. In addition, pharmaceutical manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

•

the U.S. federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation:

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH (collectively, “HIPAA, as amended”), and their respective implementing regulations, which impose, among other things, specified requirements relating to privacy, security and breaches of individually identifiable health information by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information. HITECH created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA, as amended, and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products;

•

the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by certain physicians and their immediate family members;

•

analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing privacy, security, and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

•

similar healthcare laws and regulations in the European Union, or EU, and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information, such as, where applicable, the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection, use, and disclosure of personal data relating to individuals located in the EU and the European Economic Area, or EEA, (including health data); and

•

laws and regulations prohibiting bribery and corruption such as the FCPA, which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including our consulting agreements and other relationships with healthcare providers, some of whom receive stock or stock options as compensation for their services, could be subject to challenge under one or more of such laws. Ensuring that our current and future internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to actions including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time consuming, and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Any clinical trial programs, marketing, or research collaborations in the European Economic Area will subject us to the GDPR.

The GDPR applies to companies established in the EEA, as well as to companies that are not established in the EEA and which collect and use personal data in relation to (i) offering goods or services to, or (ii) monitoring the behavior of, individuals located in the EEA. If we conduct clinical trial programs in the EEA (whether the trials are conducted directly by us or through a clinical vendor or collaborator), or enter into research collaborations involving the monitoring of individuals in the EEA, or market our products to individuals in the EEA, we will be subject to the GDPR. The GDPR puts in place stringent operational requirements for processors and controllers of personal data, including, for example, high standards for obtaining consent from individuals to process their personal data (or reliance on another appropriate legal basis), the provision of robust and detailed disclosures to individuals about how personal data is collected and processed (in a concise, intelligible and easily accessible form), a comprehensive individual data rights regime (including access, erasure, objection, restriction, rectification and portability), maintaining a record of data processing, data export restrictions governing transfers of data from the EEA, short timelines for data breach notifications to be given to data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches, and limitations on retention of information. The GDPR also puts in place increased requirements pertaining to health data and other special categories of personal data, as well as a definition of pseudonymized (i.e., key-coded) data. Further, the GDPR provides that EEA member states may establish their own laws and regulations limiting the processing of genetic, biometric, or health data, which could limit our ability to collect, use, and share such data and/or could cause our costs to increase. In addition, there are certain obligations if we contract third-party processors in connection with the processing of personal data. If our or our collaborators’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data, or fines of up to 20 million Euros or up to 4% of our total worldwide annual revenue of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, including class-action type litigation, negative publicity, reputational harm and a potential loss of business and goodwill.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release, and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds, and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

Risks related to our intellectual property

If we are unable to obtain, maintain, enforce and protect patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, or may license from others, particularly patents, in the United States and other countries with respect to any proprietary technology and product candidates we develop. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technologies and product candidates that are important to our business and by in-licensing intellectual property related to such technologies and product candidates. If we are unable to obtain or maintain patent protection with respect to any proprietary technology or product candidate, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, defend, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain, enforce, and defend the patents, covering technology that we license from third parties. Therefore, these in-licensed patents, and applications may not be prepared, filed, prosecuted, maintained, defended, and enforced in a manner consistent with the best interests of our business.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of foreign countries may not protect our rights to the same extent as the laws of the United States or vice versa. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. With respect to both owned and in-licensed patent rights, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability, and commercial value of our owned and in-licensed patent rights are uncertain. Moreover, our owned and in-licensed pending and future patent applications may not result in patents being issued which protect our technology and product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend, and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value or narrow the scope of our patent rights.

Moreover, we or our licensors may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned and in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favorable to us. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our competitors may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, our owned and in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar or identical to any of our technology and product candidates.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales or an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

Additionally, if we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, or delay or prohibit the further development or commercialization of, one or more product candidates that rely on such agreements.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity for any product candidates we may develop, our business may be materially harmed.

In the United States, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. In addition, only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations, and prospects could be materially harmed.

It is possible that we will not obtain patent term extension under the Hatch-Waxman Act for a United States patent covering any of our product candidates that we may identify even where that patent is eligible for patent term extension, or if we obtain such an extension, it may be for a shorter period than we had sought. Further, for our licensed patents, we may not have the right to control prosecution, including filing with the USPTO, of a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of our licensed patents is eligible for patent term extension under the Hatch-Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. We may be unable to obtain patents covering our product candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If one of our product candidates is approved and a patent covering that product candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application filed with the FDA to obtain permission to sell a generic version of such product candidate.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement, or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution, and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.

Although we or our licensors are not currently involved in any litigation, we may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our or our licensors’ issued patents or other intellectual property. As a result, we or our licensors may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property. In addition, in a patent infringement proceeding, such parties could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and unenforceability is unpredictable.

An adverse result in any such proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly, and could put any of our owned or in-licensed patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that our owned or in-licensed patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialize competing technologies and products and have a material adverse impact on our business, financial condition, results of operations, and prospects.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs, and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and product candidates, including interference proceedings, post grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our technologies or product candidates that we may identify may be subject to claims of infringement of the patent rights of third parties.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates and their uses, or we may incorrectly conclude that third party intellectual property is invalid or that our activities and product candidates do not infringe such intellectual property. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the discovery, use or manufacture of the product candidates that we may identify or related to our technologies. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that the product candidates that we may develop may be found to infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, as noted above, there may be existing patents that we are not aware of or that we have incorrectly concluded are invalid or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover, for example, the manufacturing process of the product candidates that we may develop, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize the product candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may choose to take a license or, if we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could also be required to obtain a license from such third party to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us and could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right and could be forced to indemnify our customers or collaborators. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. In addition, we may be forced to redesign our product candidates, seek new regulatory approvals, and indemnify third parties pursuant to contractual agreements. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of our owned and in-licensed patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we rely on our licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to our patents, we rely on an annuity service, outside firms, and outside counsel to remind us of the due dates and to make payment after we instruct them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, it would have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to license and funding agreements that impose, and we may enter into additional licensing and funding arrangements with third parties that may impose, diligence, development, and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing and funding agreements, we are obligated to pay royalties on net product sales of product candidates or related technologies to the extent they are covered by the agreements. If we fail to comply with such obligations under current or future license and funding agreements, our counterparties may have the right to terminate these agreements or require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Our current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-license. If other third parties have ownership rights to patents and/or patent applications we in-license, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect, to the same extent or at all, inventions that constitute new methods of treatment.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets, or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information of third parties, or we have wrongfully used or disclosed alleged trade secrets of their current or former employers, or claims asserting we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed at universities or other pharmaceutical or biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trade names or trademarks that incorporate variations of our unregistered trade names or trademarks. Over the long term, if we are unable to successfully register our trade names and trademarks and establish name recognition based on our trade names and trademarks, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trade names and trademarks may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

•	it is possible that our owned and in-licensed pending patent applications or those we may own or in-license in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we cannot ensure that any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates;

•

we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

•	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

•	we cannot ensure that we will be able to successfully commercialize our product candidates on a substantial scale, if approved, before the relevant patents that we own or license expire;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks related to our employees, managing our growth and our operations

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the expertise of David L. Lucchino, our President and Chief Executive Officer, as well as the other principal members of our management, scientific, and clinical teams. Although we have employment agreements, offer letters or consulting agreements with our executive officers, these agreements do not prevent them from terminating their services at any time.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by other companies or organizations and may have commitments that limit their availability. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

We expect to expand our development, regulatory, and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities or acquire new facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may engage in transactions that could disrupt our business, cause dilution to our shareholders or reduce our financial resources.

In the future, we may enter into transactions to acquire or in-license rights to product candidates, products or technologies, or to acquire other businesses. If we do identify suitable candidates, we may not be able to enter into such transactions on favorable terms, or at all. Any such acquisitions or in-licenses may not strengthen our competitive position, and these transactions may be viewed negatively by analysts, investors, customers, or other third parties with whom we have relationships. We may decide to incur debt in connection with an acquisition, or in-license or issue our common stock or other equity securities as consideration for the acquisition, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the sellers of the acquired business. In addition, we may not be able to successfully integrate the acquired personnel, technologies, and operations into our existing business in an effective, timely, and nondisruptive manner. Such transactions may also divert management attention from day-to-day responsibilities, increase our expenses, and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or in-licenses or the effect that any such transactions might have on our operating results.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural and manmade disasters (including hurricanes), terrorism, war, and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our or their operations, it could result in delays and/or material disruptions of our research and development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing, or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability, and the development of our product candidates could be delayed.

Our proprietary or confidential information may be lost or we may suffer security breaches.

The U.S. federal and various state and foreign governments have enacted or proposed requirements regarding the collection, distribution, use, security and storage of personally identifiable information and other data relating to individuals. In the ordinary course of our business, we and third parties with which we have relationships will continue to collect and store sensitive data, including clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in data centers and on networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our and our collaborators’ security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, breaches due to employee error, technical vulnerabilities, malfeasance, or other disruptions. A number of proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors, or other organizations with which we have formed strategic relationships. Although, to our knowledge, neither we nor any such third parties have experienced any material security breach, and even though we may have contractual protections with such third parties, any such breach could compromise our or their networks and the information stored therein could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, notifications, follow-up actions related to such a security breach or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant costs, including regulatory penalties, fines, and legal expenses, and such an event could disrupt our operations, cause us to incur remediation costs, damage our reputation, and cause a loss of confidence in us and our or such third parties’ ability to conduct clinical trials, which could adversely affect our reputation and delay the clinical development of our product candidates.

Risks related to this offering and our common stock

No active trading market for our common stock currently exists, and an active trading market may not develop and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering, there has not been an active trading market for our common stock. The lack of an active trading market for our common stock may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable, reduce the market value of your shares, impair our ability to raise capital, and impair our ability to attract, motivate and retain our employees through equity incentive awards. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price, and may lose a portion or all of your investment.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The market price of our common stock is likely to be highly volatile and may be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this section titled “Risk factors” and elsewhere in this prospectus, these factors include:

•	any delay in the commencement, enrollment or ultimate completion of our Phase 2a trial of FX-322 for the treatment of SNHL;

•	the results of the Phase 2a trial of FX-322 for the treatment of SNHL or clinical trials of our competitors for the same indication;

•	our ability to develop additional product candidates based on our PCA platform, including for multiple sclerosis;

•	any delay in submitting a regulatory filing and any adverse development or perceived adverse development with respect to the regulatory review of such filing;

•	failure to successfully develop and commercialize FX-322 for the treatment of SNHL or any future product candidate;

•	inability to obtain additional funding;

•	regulatory or legal developments in the United States and other countries applicable to our PCA platform or any product candidate:

•	adverse regulatory decisions;

•	changes in the structure of healthcare payment systems;

•	adverse developments concerning our CMOs or CROs;

•	inability to obtain adequate product supply for our other product candidates, or the inability to do so at acceptable prices;

•	introduction of new products, services or technologies by our competitors;

•	our ability to effectively manage our growth;

•	failure to meet or exceed financial projections we provide to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	changes in the market valuations of companies similar to us;

•	market conditions in the biotechnology and pharmaceutical sectors, and the issuance of new or changed securities analysts’ reports or recommendations;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

•

the termination of a collaboration agreement, licensing agreement or other strategic arrangement, or the inability to establish additional collaboration arrangements that we need on favorable terms, or at all;

•

significant lawsuits, including patent or shareholder litigation, and disputes or other developments relating to our proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our product candidates and PCA platform;

•	additions or departures of key scientific or management personnel;

•	sales of our common stock by us or our shareholders in the future;

•	trading volume of our common stock; and

•	general economic, industry and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory, and market conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance. The market price of our common stock may decline below the initial public offering price, and you may lose some or all of your investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

After this offering, our directors, executive officers and shareholders affiliated with our directors and executive officers will continue to own a significant percentage of our common stock and, if they choose to act together, will be able to exert significant control over matters subject to shareholder approval.

Following this offering, our directors, executive officers, and shareholders affiliated with our directors and executive officers will continue to exert significant influence on us. Upon the closing of this offering, these holders will beneficially own approximately     % of the voting power of our outstanding common stock, or approximately     % if the underwriters exercise their option to purchase additional shares in full. As a result, these holders, acting together, will have significant control over all matters that require approval of our stockholders, including the election of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. The interests of these holders may not always coincide with our corporate interests or the interests of other shareholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts may publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if our product development or financial performance fails to meet analyst expectations or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our common stock for the foreseeable future. See “Dividend policy” for additional information.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering, and our shareholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of the net proceeds.

Sales of a substantial number of shares of our common stock, or the perception that substantial sales might occur, could cause the price of our common stock to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding common stock, the shares of common stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares acquired by our affiliates, as defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict, subject to certain exceptions, transfers for 180 days after the date of this prospectus. See “Shares eligible for future sale—Lock-up agreements.” We or certain of the underwriters may release certain stockholders from the lock-up agreements or other contractual restrictions prior to the end of the 180-day period. In addition, there are shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity incentive plans and may become eligible for future sale subject to vesting, the lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Based on the shares of capital stock outstanding as of June 30, 2019, after this offering and after giving effect to the conversion of shares of convertible preferred stock into shares of common stock, the holders of shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements and other contractual restrictions described above. See “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share of our common stock. Therefore, if you purchase our common stock in this offering, you will pay a price per share of our common stock that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. Further, the future exercise of any outstanding options to purchase shares of our common stock will cause you to experience additional dilution. In addition, after giving effect to this offering, investors purchasing common stock in this offering will contribute     % of the total amount invested by stockholders since inception but will only own     % of the common stock outstanding after giving effect to this offering. See “Dilution.”

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, or SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of SOX, or Section 404, as a public company, we will be required to furnish a report by our senior management on our internal control over financial reporting, and our independent registered public accounting firm will be required to provide an attestation report on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to provide the attestation report. To ensure compliance with Section 404, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction on the price of our common stock in the market due to a loss of confidence in the reliability of our financial statements. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective, our investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline.

We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” as defined under the rules promulgated under the Securities Act. As an emerging growth company and a smaller reporting company we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies or smaller reporting companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our voting and non-voting common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404;

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	progressively adding to the number of years of audited financial statements required to be included in our periodic reports; and

•

exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, stockholder approval of any golden parachute payments not previously approved, and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are also a smaller reporting company, and we will remain a smaller reporting company until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are more than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure, are exempt from the auditor attestation requirements of Section 404, and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies and smaller reporting companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our shares price may be more volatile.

Provisions in our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control of our company that our shareholders may consider favorable, including transactions in which our shareholders might otherwise receive a premium for their shares.

Our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering include certain anti-takeover provisions, including those establishing:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents shareholders from filling vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our restated certificate of incorporation regarding the election and removal of directors:

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors: and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a shareholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, our restated certificate of incorporation, or our amended and restated bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our restated certificate of incorporation or our amended and restated bylaws, or (5) any action asserting a claim governed by the internal affairs doctrine. Under our restated certificate of incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. For example, stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products and product candidates, the treatment potential for our product candidates, diseases or indications that we may target, the expected timeline for achievement of our clinical milestones, the timing of, and potential results from, clinical and other trials, marketing authorization from the U.S. Food and Drug Administration, or the FDA, or regulatory authorities in other jurisdictions, coverage and reimbursement for procedures using our product candidates, if approved, research and development costs, timing of regulatory filings and feedback, timing and likelihood of success, and plans and objectives of management for future operations, are forward-looking statements.

These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these identifying words. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described under the sections titled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus. These forward-looking statements are subject to numerous risks, including, without limitation, the following:

•

the initiation, timing, progress and results of our preclinical and clinical trials and research and development programs, including our planned Phase 2a clinical trial for FX-322 and our program to develop a product candidate for the treatment of multiple sclerosis, or MS;

•	our ability to continue to develop our progenitor cell activation, or PCA, platform and identify additional product candidates;

•	our ability to successfully complete clinical trials of any product candidate and obtain regulatory approval for it;

•	the timing or likelihood of regulatory filings and approvals, including our planned filing of an investigational new drug application for our MS product candidate;

•	the commercialization, marketing and manufacture of any product candidate, if approved;

•	the pricing and reimbursement of any product candidate, if approved;

•	the rate and degree of market acceptance and clinical utility of any products for which we receive regulatory approval;

•	the implementation of our strategic plans for our business, product candidates, and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, PCA platform, and technology;

•	estimates of our expenses, future revenues, capital requirements, and our needs for additional financing;

•	our ability to maintain and establish collaborations, including the Astellas Agreement;

•	our financial performance;

•	developments relating to our competitors and our industry, including the impact of government regulation;

•	the period of time for which our existing cash and cash equivalents and the proceeds from this offering will enable us to fund our operations; and

•	our intended use of proceeds from this offering.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Industry and other data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys, and studies conducted by third parties. Management’s estimates are derived from publicly available information, their knowledge of our industry, and their assumptions based on such information and knowledge, which we believe to be reasonable. These publications, surveys, studies, and data involve a number of assumptions and limitations that are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $        million.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming no change in the assumed number of shares offered by us and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $        million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and short-term investments as follows:

•	approximately $ million to advance the clinical development of FX-322 for the treatment of SNHL, including to fund our planned Phase 2a clinical trial for FX-322;

•	approximately $ million to advance the development of other product candidates using our PCA platform, including our program for the treatment of MS; and

•	the remainder for working capital and other general corporate purposes.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments, or understandings in this regard. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the cost necessary to develop product candidates can be difficult and we anticipate that we will need additional funds to complete the development of product candidates we identify. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development efforts, the status of, and results from, preclinical studies and clinical trials, including the Phase 2a clinical trial for FX-322 we plan to initiate in the fourth quarter of 2019, as well as any collaborations that we may enter into with third parties for any product candidates we develop, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We anticipate that our existing cash, cash equivalents and short-term investments, together with the anticipated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through                  . We have based this estimate on assumptions that may prove to be incorrect, and we could utilize our available capital resources sooner than we currently expect. Following this offering, we will require substantial capital to complete clinical development, seek regulatory approval of, and, if approved, commercialize FX-322 and any other product candidates we may develop. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances, or a combination of one or more of these sources.

Pending the use of proceeds described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future. The payment of dividends, if any, will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends presented in any debt agreements, and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the sale and issuance of 39,492,960 shares of our Series C convertible preferred stock in July 2019 for aggregate gross proceeds of approximately $62.0 million; (ii) the receipt of an upfront payment of $80.0 million pursuant to the Astellas Agreement; (iii) the satisfaction of the royalty payment of $16.0 million owed to MIT upon the receipt of the upfront payment under the Astellas Agreement; (iv) the automatic conversion of all outstanding shares of our convertible preferred stock into              shares of common stock upon the closing of this offering; and (v) the filing and effectiveness of our restated certificate of incorporation which will occur upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our sale and issuance of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, the information in the sections titled “Use of proceeds,” “Selected consolidated financial data,” and “Management’s discussion and analysis of financial condition and results of operations,” and the other financial information contained in this prospectus.

As of June 30, 2019
(in thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
unaudited
Cash	$	$	$

Convertible preferred stock (Series A, A-1, B, B-1 and C), $0.001 par value per share: 114,208,722 shares authorized and 104,694,503 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro form and pro forma as adjusted

	$	$	$

Non-controlling interest

Stockholder’s equity (deficit):

Common stock, $0.001 par value per share: 165,000,000 shares authorized and 15,473,446 shares issued and outstanding, actual;                  shares authorized, pro forma and pro forma as adjusted;              shares issued and outstanding, pro forma; and              shares issued and outstanding, pro forma as adjusted

Preferred stock, $0.001 par value per share: no shares authorized, issued or outstanding, actual;              shares authorized, pro forma and pro forma as adjusted; no shares issued or outstanding, pro forma and pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$	$

(1)

The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other final terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the

price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by $         million, assuming no change in the assumed number of shares offered by us, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the pro forma as adjusted amount of each of cash, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization by approximately $         million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock shown as issued and outstanding in the table above excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding pursuant to our Existing Plan, as of June 30, 2019, at a weighted-average exercise price of $ per share;

•	shares of our common stock reserved for future issuance pursuant to our Existing Plan;

•

             shares of our common stock reserved for future issuance pursuant to our 2019 Plan which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the 2019 Plan that automatically increase the share reserve under the 2019 Plan as described in the section titled “Executive and director compensation—Incentive compensation plans—2019 incentive award plan”; and

•

             shares of our common stock that will become available for future issuance under our 2019 ESPP which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the 2019 ESPP that automatically increase the share reserve under the 2019 ESPP as described in the section titled “Executive and director compensation—Incentive compensation plans—2019 employee stock purchase plan.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

As of June 30, 2019, we had a historical net tangible book value of $         million, or $         per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of our common stock outstanding as of June 30, 2019.

Our pro forma net tangible book value as of June 30, 2019 was $         million, or $         per share of common stock. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2019, after giving effect to (i) the sale and issuance of 39,492,960 shares of our Series C convertible preferred stock in July 2019 for aggregate gross proceeds of approximately $62.0 million, (ii) the receipt of an upfront payment of $80.0 million pursuant to the Astellas Agreement, (iii) the satisfaction of the royalty payment of $16.0 million owed to MIT upon the receipt of the upfront payment under the Astellas Agreement, and (iv) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of              shares of common stock upon completion of this offering.

After giving further effect to receipt of the net proceeds from our sale and issuance of              shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately $         million, or approximately $         per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of approximately $         per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price		$
Historical net tangible book value as of June 30, 2019	$
Increase (decrease) attributable to the conversion of our convertible preferred stock
Pro forma net tangible book value (deficit) as of June 30, 2019
Increase attributable to this offering
Pro forma as adjusted net tangible book value after this offering		$
Dilution to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $        , and dilution per share to new investors by $        , assuming no change in the assumed number of shares offered by us and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $        , and increase or decrease dilution per share to investors by $        , assuming no change in the initial public offering price and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $         per share, the increase in pro forma net tangible book value attributable to this offering per share would be $        , and the dilution per share to new investors would be $        , in each case assuming no change in the initial public offering price and after deducting the estimated underwriting discounts and commissions.

The following table summarizes on the pro forma as adjusted basis described above the number of shares purchased from us, the total consideration paid, or to be paid, to us in cash, and the average price per share paid by existing stockholders and to be paid by new investors in this offering. The summary below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by     %, assuming no change in the assumed number of shares offered by us. An increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by     % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by     %, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of our common stock in full:

•	the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to approximately % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables exclude:

•	shares of our common stock issuable upon the exercise of stock options outstanding pursuant to our Existing Plan as of June 30, 2019, at a weighted-average exercise price of $ per share;

•	shares of our common stock reserved for future issuance pursuant to our Existing Plan;

•	shares of our common stock reserved for future issuance pursuant to our 2019 Plan which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the 2019 Plan that automatically increase the share reserve under the 2019 Plan as described in the section titled “Executive and director compensation—Incentive compensation plans—2019 incentive award plan”; and

•

             shares of our common stock that will become available for future issuance under our 2019 ESPP which will become effective in connection with this offering, and shares of our common stock that become available pursuant to provisions in the 2019 ESPP that automatically increase the share reserve under the 2019 ESPP as described in the section titled “Executive and director compensation—Incentive compensation plans—2019 employee stock purchase plan.”

To the extent any outstanding stock options are exercised, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Selected consolidated financial data

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations.” We have derived the consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus.

	Year ended December 31,		Six months ended June 30,
			(unaudited)
(in thousands, except share and per share amounts)	2017	2018	2018	2019

Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$11,966	$11,880	$	$
General and administrative	4,340	7,064

Total operating expenses	16,306	18,944

Loss from operations	(16,306)	(18,944)
Interest expense	(174)	(106)
Loss on extinguishment of debt	(3,749)	(269)
Foreign exchange gain (loss)	(8)	151

Net loss and net loss attributable to common stockholders	$(20,237)	$(19,168)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.27)	$(1.86)

Weighted-average shares of common stock outstanding, basic and diluted(1)	4,734,504	10,306,785

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$(0.24)		$

Pro forma weighted-average shares of common stock outstanding, basic and diluted (unaudited)(2)		78,457,755

(1)	See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for further explanation and details of the method used to calculate the basic and diluted net loss per share of common stock and the weighted-average number of shares used in the computation of the per share amounts.

(2)	The pro forma basic and diluted weighted-average shares of common stock outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all Series A and B convertible preferred stock into shares of common stock as if such conversion had occurred at the beginning of the period presented, or the date of issuance, if later. The information presented in this table does not give effect to the sale and issuance of shares of our Series C convertible preferred stock in July 2019. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus for a further explanation and details of the method used to calculate the unaudited pro forma basic and diluted net loss per share of common stock and the weighted-average number of shares used in the computation of the pro forma per share amounts.

	As of December 31,		As of June 30,
(in thousands)	2017	2018	2019
			(unaudited)
Consolidated Balance Sheet Data:
Cash	$	$	$
Working capital(1)
Total assets
Total liabilities
Accumulated deficit
Total stockholders’ (deficit) equity

(1)	We define working capital as current assets less current liabilities. See our audited consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk factors” in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described below.

Overview

We are a clinical-stage biotechnology company focused on harnessing the body’s innate biology to potentially repair or reverse damage caused by a broad range of degenerative diseases. Our proprietary approach, called PCA, uses combinations of small molecules to activate progenitor cells within the body to create functional tissue. Further, these progenitor cells, which are closely related to stem cells, are already resident in the targeted location in the body and programmed to develop and differentiate into specific cell types within an organ.

Our initial therapeutic focus is SNHL, which is the most prevalent type of hearing loss. We are developing FX-322 to treat the underlying cause of SNHL, which is the loss of hair cells. FX-322 is designed to regenerate hair cells through the activation of progenitor cells already present in the ear. In our Phase 1/2 clinical trial evaluating FX-322 in 23 patients with stable SNHL, we observed a statistically significant improvement in WR, a key measure of hearing function, and FX-322 was observed to be well-tolerated. We plan to commence a Phase 2a clinical trial of FX-322 in patients with SNHL in the fourth quarter of 2019 and anticipate reporting top-line results from this trial in the second half of 2020. We are also working to identify a product candidate for the treatment of MS. This program focuses on activating progenitor cells in the central nervous system to repair the myelin sheath that protects nerves and may have the potential to reverse damage done by the disease. We intend to submit an investigational new drug application to the FDA for our MS product candidate in the second half of 2021.

In July 2019, we closed our Series C convertible preferred stock financing in which we issued and sold 39,492,960 shares of our Series C convertible preferred stock for aggregate gross proceeds of approximately $62.0 million. We also entered into the Astellas Agreement, pursuant to which Astellas agreed to pay us an upfront payment of $80.0 million.

Since our formation in 2014, we have devoted substantially all our resources to developing our PCA platform, conducting research and development activities, including product candidate development, recruiting skilled personnel, establishing our intellectual property portfolio, and providing general and administrative support for these operations. We have financed our operations primarily through proceeds from the sale of convertible notes and of our convertible preferred stock. To date, we have raised approximately $228.0 million through a combination of convertible notes, convertible preferred stock financings (including our Series C convertible preferred stock), the upfront payment under the Astellas Agreement, and grants.

Since our formation, we have incurred significant operating losses and have not generated any revenue from the sale of products. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our product candidates. Our net losses were $20.2 million and $19.2 million for the years ended December 31, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $49.1 million.

We expect our operating expenses to increase substantially in connection with the expansion of our product development programs and capabilities. We will not generate revenue from product sales unless and until we successfully complete clinical development, obtain regulatory approval for, and successfully commercialize our product candidates, or until our collaborators do so, which could result in milestone payments or royalties to us. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result of these anticipated expenditures, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our cash needs through a combination of public or private equity or debt financings and other sources, which may include current and new collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We cannot assure you that we will ever generate sufficient revenue to achieve profitability.

Because of the numerous risks and uncertainties associated with the development of therapeutics, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we can generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be required to raise additional capital on terms that are unfavorable to us or we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

License and collaboration agreements

Astellas Pharma, Inc.

In July 2019, we entered into the Astellas Agreement with Astellas, pursuant to which Astellas is responsible for the development and commercialization of FX-322 outside of the United States and we are responsible for development and commercialization in the United States. We and Astellas are jointly responsible for conducting global clinical studies and coordinating commercial launch activities. Astellas agreed to make an upfront payment to us of $80 million. We may also receive up to an additional $545 million based on development and commercial milestones, as well as double-digit royalties on any future product sales in the licensed territory. See “Business—License and collaboration agreements—Astellas Pharma, Inc.”

Massachusetts Institute of Technology

In December 2016, we entered into an Exclusive Patent License Agreement, or the MIT License, with the Massachusetts Institute of Technology, or MIT, under which we received an exclusive, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease, and import products, or the MIT licensed products, and to develop and perform processes, or the MIT licensed processes, which incorporate the licensed technology for the treatment of disease, including but not limited to the prevention and remediation of hearing loss. We are required to use diligent efforts to develop and commercialize the MIT licensed products or processes, and to make such products or processes reasonably available to the public. We are also subject to certain development timeline obligations with regards to a first and a second MIT licensed product.

Upon entering into the MIT License, we paid a $50 thousand license fee payment and issued shares of our common stock equal to 5% of our then-outstanding capital stock to MIT. We are required to pay certain annual license maintenance fees which may be credited to running royalties during the same calendar year, if any. We are also required to make potential milestone payments up to $2.9 million on each MIT licensed product or process. In addition, we agreed to pay a low single-digit royalty on the MIT licensed products and processes and a low-twenties royalty on sub-license revenues. See “Business—License and collaboration agreements—Massachusetts Institute of Technology.”

Massachusetts Eye and Ear Infirmary

In February 2019, we entered into an Non-Exclusive Patent License Agreement, or the MEEI License, with the Massachusetts Eye and Ear Infirmary, or MEEI, under which we received a non-exclusive, non-sub-licensable, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease, and import products, and to develop and perform processes which incorporate the licensed technology for the treatment or prevention of hearing loss, or the MEEI licensed products. We are obligated to use diligent efforts to develop and commercialize the MEEI licensed products. We are also subject to certain milestone timeline obligations.

Upon entering into the MEEI License, we made a $20 thousand license fee payment. We are obligated to pay certain annual license maintenance fees until the first commercial sale of an MEEI licensed product and a minimum annual royalty payment after first commercial sale. We are also obligated to make milestone payments up to $350 thousand on each product or process which incorporates the licensed patent rights. In addition, we have agreed to pay a low single-digit royalty on products and processes that incorporate the licensed patent rights. See “Business—License and collaboration agreements—Massachusetts Eye and Ear Infirmary.”

The Scripps Research Institute (California Institute for Biomedical Research)

In September 2018, we entered into a license agreement, or the CALIBR License, with the California Institute for Biomedical Research, or CALIBR, a division of Scripps, under which we received an exclusive, worldwide, royalty-bearing license to certain patent rights to make, have made, use, sell, offer to sell, and import products, or the CALIBR licensed products, which incorporate licensed technology for the treatment of MS. We have agreed to use commercially reasonable efforts to develop, manufacture, and sell at least one CALIBR licensed product. We are also subject to certain milestone timeline obligations.

Upon entering into the CALIBR License, we made a $1.0 million license fee payment, and are required to make milestone payments in the aggregate amount of up to $26.0 million for each category of CALIBR licensed products. Category 1 is any CALIBR licensed products containing a compound that modulates any muscarinic receptor, and Category 2 is any CALIBR licensed products not included in Category 1 that could differentiate oligodendrocyte precursor cells from in vitro studies and/or are active in animal models relevant to MS. We are also required to pay a middle single-digit royalty on CALIBR licensed products and a royalty on sub-license revenues ranging from a low-teen percentage to 50%. See “Business—License and collaboration agreements—The Scripps Research Institute (California Institute for Biomedical Research).”

The Scripps Research Institute

In September 2018, we entered into a Research Funding and Option Agreement, or the Scripps option agreement, with Scripps, under which we were granted an exclusive option to acquire an exclusive, sublicensable, worldwide license under certain intellectual property related to the treatment of MS. As consideration for the Scripps option agreement, we are required to make certain funding payments to Scripps to support Scripps’ research activities. Scripps has agreed to use reasonable efforts to perform the research program pursuant to the Scripps option agreement. See “Business—License and collaboration agreements—The Scripps Research Institute (California Institute for Biomedical Research).”

Components of our results of operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the foreseeable future.

Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and for the development of our product candidate, FX-322. These include the following:

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

•

expenses incurred under agreements with third parties, including contract research organizations, or CROs, and other third parties that conduct preclinical research and development activities and clinical trials on our behalf;

•	costs to manufacture our clinical trial material for use in our preclinical studies and clinical trials;

•	costs of outside consultants, including their fees and related travel expenses;

•	costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	option and license payments made to third parties, including MIT, Scripps, and MEEI, for intellectual property used in research and development activities; and

•	facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs if specifically identifiable to research activities.

We expense research and development costs as incurred.

We track external research and development costs, including the cost of services, outsourced research and development, clinical trials, contract manufacturing, laboratory equipment and maintenance, and certain other development costs, by product candidate when the costs are specifically identifiable to a product candidate. Internal and external costs associated with infrastructure resources, other research and development costs, facility-related costs, and depreciation and amortization that are not identifiable to a specific product candidate are included in the platform development, early-stage research, and unallocated expenses category in the table below.

The following table summarizes our research and development expenses by product candidate or development program for the years ended December 31, 2017 and 2018:

	Years ended December 31,		Increase (Decrease)
	2017	2018
	(in thousands)

Direct research and development expenses by product candidate:
FX-322 external development costs	$6,948	$2,669	$(4,279)

Platform development, early-stage research and unallocated expenses:
Employee-related costs	3,155	4,432	1,277
Laboratory supplies	409	313	(96)
Outsourced research and development	635	3,395	2,760
Facility-related costs	414	362	(52)
Depreciation and amortization	180	300	120
Other research and development costs	225	409	184

Total research and development expenses	$11,966	$11,880	$(86)

We expect that our research and development expenses will continue to increase substantially for the foreseeable future and will comprise a larger percentage of our total expenses as we initiate and complete our Phase 2a clinical trial and additional clinical trials for FX-322 and continue to discover and develop additional product candidates. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to increased scale and duration.

We cannot determine with certainty the duration and costs of future clinical trials of FX-322 or any other product candidate we may develop or if, when, or to what extent we will generate revenue from the commercialization and sale of any product candidate for which we obtain marketing approval. The duration, costs, and timing of clinical trials and development of FX-322 and any other product candidate we may develop will depend on a variety of factors, including:

•

the scope, rate of progress, expense and results of clinical trials of FX-322, as well as of any future clinical trials of other product candidates and other research and development activities that we may conduct;

•	the actual probability of success for our product candidates, including their safety and efficacy, early clinical data, competition, manufacturing capability, and commercial viability;

•	significant and changing government regulation and regulatory guidance;

•	the timing and receipt of any marketing approvals;

•	the progress of the development efforts of parties with whom we may enter into collaboration agreements;

•	our ability to secure manufacturing supply through relationships with third parties;

•	the commercialization of our product candidates, if and when approved;

•	raising additional funds necessary to complete preclinical and clinical development of our product candidates; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, business development, and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and expenses for rent and maintenance of facilities, and other operating costs that are not specifically attributable to research and development activities.

We expect that our general and administrative expenses will increase in the future as we increase our personnel headcount to support our continued research activities and development of product candidates. Following this offering, we also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory, and tax-related services associated with maintaining compliance with the requirements of The Nasdaq Stock Market LLC and the SEC; director and officer insurance costs; and investor and public relations costs.

Interest expense

Interest expense consists of interest paid on notes payable which were converted in our Series A convertible preferred stock financing in 2017 and our Series B convertible preferred stock financing in 2018.

Loss on extinguishment of debt

In 2015 and 2016, we issued notes payable, which were convertible at a 20% discount to the price of shares issued in a qualified financing. In March 2017, the notes payable converted into Series A convertible preferred stock at a 20% discount to the price of the Series A convertible preferred stock, which we recorded as a $3.7 million loss on extinguishment of debt. In 2018, we issued notes payable, which were convertible at a 5% discount to the price of shares issued in a qualified financing. In October 2018, the notes payable converted into Series B convertible preferred stock at a 5% discount to the price of the Series B convertible preferred stock, which we recorded as a $0.3 million loss on extinguishment of debt.

Foreign exchange gain (loss)

Foreign exchange gain (loss) represents the gain or loss recorded as a result of remeasuring the financial statements of our foreign subsidiaries.

Income taxes

Since our inception in 2014, we have generated cumulative federal and state net operating loss and research and development credit carryforwards for which we have not recorded any net tax benefit due to uncertainty around utilizing these tax attributes within their respective carryforward periods.

As of December 31, 2018, we had federal net operating loss carryforwards, or NOLs, of approximately $39.3 million and Massachusetts state NOLs of approximately $31.7 million which may be available to offset future taxable income. Our federal NOLs include $22.4 million available to reduce future taxable income through 2037 and approximately $16.9 million of NOLs that do not expire and are available to reduce future taxable income indefinitely. The state NOLs are available to offset future taxable income through 2038. As of December 31, 2018, we also had federal and Massachusetts research and development tax credit carryforwards of $0.7 million and $0.4 million, respectively, which are available to offset federal and state tax liabilities through 2038 and 2033, respectively.

Realization of future tax benefits is dependent on many factors, including our ability to generate taxable income within the NOL period. NOL and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as provided under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, as well as under similar state provisions. These ownership changes may limit the amount of NOLs that can be utilized annually to offset future taxable income. In general, an ownership change, as defined under Section 382 of the Code, or Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. We have completed several financings and have conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception and have determined that an ownership change did occur in March 2017. Accordingly, utilization of $12.4 million of the federal NOLs that were incurred prior to March 2017 (pre-ownership change) is limited under Section 382. After the Section 382 limitations, we may utilize approximately $10.8 million of our pre-ownership change NOLs based upon an annual usage of approximately $1.6 million for each of the next five years after the ownership change and approximately $0.2 million for each of the 15 years thereafter. The remaining pre-ownership change NOLs of approximately $1.6 million were written off due to expiration under limitation. The limitation has been determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate. These NOLs may be subject to further annual limitations under Section 382 in the event of future changes in ownership.

In December 2017, the Tax Cuts and Jobs Act was signed into U.S. law. The Tax Cuts and Jobs Act included a number of changes to the tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, which went into effect on January 1, 2018, as well as a limitation of the deduction for NOLs to 80% of annual taxable income, and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such NOLs may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of our deferred tax assets and liabilities recorded as of December 31, 2017, and a corresponding reduction in our valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the Tax Cuts and Jobs Act.

Results of operations

Comparison of years ended December 31, 2017 and 2018

The following table summarizes our results of operations for the years ended December 31, 2017 and 2018:

	Years ended December 31,		Increase (Decrease)
	2017	2018
	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	11,966	11,880	(86)
General and administrative	4,340	7,064	2,724

Total operating expenses	16,306	18,944	2,638

Loss from operations	(16,306)	(18,944)	(2,638)

Interest expense	(174)	(106)	68
Loss on extinguishment of debt	(3,749)	(269)	3,480
Foreign exchange gain (loss)	(8)	151	159

Net loss	$(20,237)	$(19,168)	$1,069

Revenue

We had no revenue for the years ended December 31, 2017 and 2018.

Research and development expenses

	Years ended December 31,		Increase (Decrease)
	2017	2018
	(in thousands)

Direct research and development expenses by product candidate:
FX-322 external development costs	$6,948	$2,669	$(4,279)

Platform development, early-stage research and unallocated expenses:
Employee-related costs	3,155	4,432	1,277
Laboratory supplies	409	313	(96)
Outsourced research and development	635	3,395	2,760
Facility-related costs	414	362	(52)
Depreciation and amortization	180	300	120
Other research and development costs	225	409	184

Total research and development expenses	$11,966	$11,880	$(86)

Research and development expenses for the year ended December 31, 2017 were $12.0 million, compared to $11.9 million for the year ended December 31, 2018. The decrease of $0.1 million in 2018 was primarily due to a decrease of $4.3 million in FX-322 external research and development expenses and a comparable increase of $4.2 million in platform development, early-stage research, and unallocated expenses. The $6.9 million of FX-322 external development costs incurred in 2017 consisted primarily of approximately $4.5 million of preclinical costs, including $3.2 million for toxicology and the manufacture of FX-322 for toxicity testing, and approximately $2.4 million of clinical development costs for conducting the Phase 1 clinical trial and manufacturing FX-322 to be used in the Phase 1 clinical trial and in the Phase 1/2 clinical trial conducted in 2018. The $2.7 million of FX-322 external development costs incurred in 2018 consisted primarily of approximately $1.6 million of preclinical costs for safety testing and consulting and approximately $1.1 million of costs of conducting the Phase 1 clinical trial and the Phase 1/2 clinical trial. FX-322 external development costs for the year ended December 31, 2018 are presented net of approximately $0.7 million in research and development tax credits received from the Australian government related to our Phase 1 clinical trial conducted in Australia.

Platform development, early-stage research, and unallocated expenses were $5.0 million for the year ended December 31, 2017, compared to $9.2 million for the year ended December 31, 2018. The increase of $4.2 million in 2018 is primarily due to a $2.8 million increase in outsourced research and development spending on our development programs, excluding our FX-322 program. This includes approximately $1.7 million of outsourced research to Scripps for our MS program, including an upfront $1.0 million license fee. We also incurred $1.3 million of increased employee-related cost associated with increased headcount to support our preclinical and clinical development of FX-322 and research on our PCA platform development.

General and administrative expenses

General and administrative expenses were $4.3 million for the year ended December 31, 2017, compared to $7.1 million for the year ended December 31, 2018. General and administrative expenses increased by $2.8 million in 2018 due to increased business development activities, increase in the infrastructure necessary to manage research and development, and fund raising activities. Contributing to the increase were increases of $0.8 million in audit, tax, and consulting fees, $0.5 million in legal and patent filing fees incurred to file and defend intellectual property, $0.4 million in corporate legal fees, and $0.5 million in employee-related costs as we increased our general and administrative headcount to manage our growth.

Loss on extinguishment of debt

Loss on extinguishment of debt was $3.7 million for the year ended December 31, 2017, compared to $0.3 million for the year ended December 31, 2018. The decrease of $3.5 million in loss on extinguishment of debt was due to the lower discount rate of 5% upon conversion of the notes payable that converted in 2018 compared to the discount rate of 20% for notes payable that converted in 2017 and the lower amount of notes that converted in 2018 compared to 2017.

Foreign exchange gain (loss)

Foreign exchange loss was $8 thousand for the year ended December 31, 2017, compared to a foreign exchange gain of $0.2 million for the year ended December 31, 2018. The increase of $0.2 million was due to differences in foreign exchange remeasurement of the financial statements of our foreign subsidiaries.

Liquidity and capital resources

Since our inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our product candidates. We expect that our research and development and general and administrative costs will continue to increase, including in connection with conducting preclinical studies and clinical trials for our product candidates, contracting with contract manufacturing organizations, or CMOs, to support preclinical studies and clinical trials, expanding our intellectual property portfolio, and providing general and administrative support for our operations. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

We do not currently have any approved products and have never generated any revenue from product sales. We have financed our operations primarily through proceeds from the sale of our convertible notes and convertible preferred stock. To date, we have raised approximately $228.0 million through a combination of convertible notes, convertible preferred stock financings (including our Series C convertible preferred stock), the upfront payment under the Astellas agreement, and grants. In July 2019, we closed our Series C convertible preferred stock financing, in which we issued 39,492,960 shares of our Series C convertible preferred stock, for aggregate gross proceeds of approximately $62.0 million. In connection with our receipt of the upfront payment of $80.0 million under the Astellas Agreement, we are obligated to pay $16.0 million to MIT under the MIT License in satisfaction of a royalty owed to MIT upon receipt of such upfront payment.

Our cash totaled $42.2 million as of December 31, 2018. We had no indebtedness as of December 31, 2018.

Cash flows

The following table summarizes our sources and uses of cash for the periods presented:

	Years ended December 31,
	2017	2018
	(in thousands)
Net cash used in operating activities	$(14,614)	$(17,024)
Net cash used in investing activities	(1,863)	(436)
Net cash provided by financing activities	27,978	41,712

Increase in cash	$11,501	$24,252

Cash flows for the year ended December 31, 2018

Operating activities

Net cash used in operating activities for the year ended December 31, 2018 was $17.0 million, primarily consisting of a net loss of $19.2 million as we incurred expenses associated with our FX-322 program, platform development and early-stage research, and general and administrative expenses. In addition, we had non-cash charges of $1.3 million for depreciation, stock-based compensation expense, non-cash interest expense, loss on extinguishment of debt, and deferred lease incentives. Net cash used in operating activities was also impacted by $0.8 million in changes in operating assets and liabilities, including $0.8 million in accounts payable, and $0.7 million in accrued expenses, which were partially offset by an increase of $0.7 million in grants receivable, prepaid expenses, and other current assets.

Investing activities

Net cash used in investing activities for the year ended December 31, 2018 was $0.4 million, which was attributable to purchases of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2018 was $41.7 million, consisting primarily of the net proceeds from the issuance of our Series B convertible preferred stock financing of

$37.8 million, including the issuance and subsequent conversion of $5.0 million notes payable into Series B convertible preferred stock and net of offering costs. We also issued shares of preferred stock in Frequency Therapeutics Japan KK, our majority-owned subsidiary, in 2018 for proceeds of $3.8 million, which has been recorded as a liability.

Cash flows for the year ended December 31, 2017

Operating activities

Net cash used in operating activities for the year ended December 31, 2017 was $14.6 million, primarily consisting of our net loss of $20.2 million as we incurred expenses associated with preclinical and clinical activities on our FX-322 program, research activities on other applications for our PCA platform, and incurred general and administrative expenses. In addition, we had non-cash charges of $5.3 million for depreciation, stock-based compensation expense, non-cash interest expense, loss on extinguishment of debt, deferred lease incentives, and the issuance of common stock for a license agreement. Net cash used in operating activities was also impacted by $0.3 million in changes in operating assets and liabilities, including $0.4 million in accrued expenses, which was partially offset by a decrease in accounts payable of $0.2 million and an increase of $0.1 million in grants receivable, prepaid expenses, and other current assets.

Investing activities

Net cash used in investing activities for the year ended December 31, 2017 was $1.9 million, which was attributable to purchases of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2017 was $28.0 million, primarily consisting of the net proceeds from the issuance of our Series A convertible preferred stock, net of expenses.

Funding requirements

Our operating expenses increased substantially in 2017 and 2018 and are expected to increase substantially in 2019 and in the future in connection with our ongoing activities, particularly as we advance FX-322 through clinical trials and as we research and develop additional product candidates including preclinical activities, studies for Investigational New Drug applications, and initiation of human clinical trials. In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Specifically, our costs and expenses will increase as we:

•	advance the clinical development of FX-322;

•	pursue the preclinical and clinical development of other product candidates using our PCA platform, including our program for the treatment of MS;

•	in-license or acquire the rights to other products, product candidates or technologies;

•	maintain, expand, and protect our intellectual property portfolio;

•	hire additional personnel in research, manufacturing, and regulatory and clinical development, as well as management personnel; and

•	expand our operational, financial, and management systems and increase personnel, including personnel to support our operations as a public company.

We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be incorrect, and we could utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with the research, development, and commercialization of therapeutics, it is difficult to estimate with certainty the amount of our working capital requirements. Our future funding requirements will depend on many factors, including:

•	the progress, costs, and results of our clinical development and clinical trials for FX-322;

•	the progress, costs, and results of our additional research and preclinical development programs, including our program for the treatment of MS;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA and comparable foreign regulatory authorities, if applicable, for our product candidates;

•

the costs and timing of internal process development, manufacturing activities, and clinical trial management associated with FX-322 and other product candidates we advance through preclinical and clinical development;

•	our ability to establish and maintain strategic collaborations, licensing or other agreements and the financial terms of such agreements;

•	the scope, progress, results, and costs of any product candidates that we may derive from our PCA platform or any other product candidates we may develop alone or with collaborators;

•	the extent to which we in-license or acquire rights to other products, product candidates, or technologies;

•	additions or departures of key scientific or management personnel;

•

the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and protecting our intellectual property rights, and defending against any intellectual property-related claims; and

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution for any product candidates for which we or our collaborators obtain marketing approval.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our cash needs through a combination of public or private equity or debt financings and other sources, which may include current and new collaborations with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other sources, such as collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, product development, and research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2018:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligation(1)	$1,006	$346	$660	$—	$—

(1)	Represents future minimum lease payments under our operating leases for office and laboratory space at our Woburn, Massachusetts and Farmington, Connecticut facilities (see Note 15 to our consolidated financial statements included elsewhere in this prospectus for additional information on these lease agreements).

We have not included future milestone payments under our collaboration and license agreements in the table above since the payment obligations under these agreements are contingent upon future events, such as the achievement of specified product development milestones or generating product sales, and we are unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. We are also required to spend certain minimum amounts on research and development of licensed products or processes under the MIT License, and may have certain funding obligations under the Scripps option agreement, which are not included in the table above. See “—License and collaboration agreements” for more information regarding our payment obligations under these agreements.

We also enter into contracts in the normal course of business with CROs, CMOs, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

Critical accounting policies and use of estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued research and development expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. Most of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to the following:

•	CROs and other third parties in connection with performing research and development activities and conducting preclinical studies and clinical trials on our behalf;

•	vendors in connection with preclinical development activities; and

•	CMOs and other vendors in connection with product manufacturing and development and distribution of preclinical supplies.

We base our expenses related to preclinical studies on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct and manage preclinical studies and clinical trials and CMOs that manufacture product for our research and development activities on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may cause us to report amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Stock-based compensation

We measure stock options and other stock-based awards granted to our employees, directors, consultants, advisors based on the fair value on the date of the grant, awards, net of actual forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards granted to non-employees, compensation expense is recognized over the period during which services are rendered by such non-employees until completed.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options, and our expected dividend yield.

Determination of fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, taking into consideration our most recently available third-party valuations of common stock at the time of the grants, as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Third-party valuations, or valuation reports, were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our common stock valuation reports were prepared using a market approach, utilizing either the guideline M&A or guideline public company methodologies. Under the guideline M&A methodology, a set of mergers and acquisitions within the biotechnology and pharmaceutical industries for similar stage companies were reviewed and an applicable equity value was selected to apply to our company. Under the guideline public company methodology, the market capitalizations of similar public companies were analyzed, and an applicable capitalization for our company was selected based on qualitative and quantitative factors.

For each valuation report, an option pricing allocation method, or OPM, was selected to allocate the total equity value across the various securities outstanding at the time of the valuation. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. These third-party valuations resulted in a valuation of our common stock of $0.09, $0.26, and $0.50 per share as of May 15, 2018, October 31, 2018, and March 31, 2019, respectively.

In addition to considering the results of the valuation reports, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biotechnology industry and trends within that industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company considering prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recent accounting pronouncements

A description of recent accounting pronouncements that may potentially impact our financial position, results of operations, or cash flows is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. Our interest-earning assets consist of cash, which are denominated in U.S. dollars. We had cash of $42.2 million, or 94.8% of our total assets, at December 31, 2018. Interest income earned on these assets was not material for the year ended December 31, 2018. Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. Such interest-earning instruments carry a degree of interest rate risk; however, a change by 10% in interest rates would not have a material impact on our financial position or results of operations. We had no debt outstanding as of December 31, 2018.

Emerging growth company status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company,” such as us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period.

Business

Overview

We are a clinical-stage biotechnology company focused on harnessing the body’s innate biology to repair or reverse damage caused by a broad range of degenerative diseases. Our proprietary approach, called Progenitor Cell Activation, or PCA, uses combinations of small molecules to activate progenitor cells within the body to create functional tissue. Further, these progenitor cells, which are closely related to stem cells, are already resident in the targeted location in the body and programmed to develop and differentiate into specific cell types within an organ.

In less than five years from our founding, we have moved from PCA discovery research to completing a Phase 1/2 clinical trial in which we observed a statistically significant improvement in word recognition, or WR, a key measure of hearing function, in patients with stable sensorineural hearing loss, or SNHL, for our lead product candidate, FX-322. We recently entered into a license and collaboration agreement, or the Astellas Agreement, with Astellas Pharma, Inc., or Astellas, under which we granted them rights to develop and commercialize FX-322 outside of the United States. We are also applying our PCA platform in a discovery program for the remyelination of nerves in patients with multiple sclerosis, or MS, and are advancing this program in collaboration with The Scripps Research Institute, or Scripps.

Our initial therapeutic focus is SNHL, which is the most prevalent type of hearing loss, typically caused by permanent loss of sensory hair cells in the cochlea within the ear. Cochlear hair cells can be lost by noise exposure or as a result of aging, certain viral infections or exposure to ototoxic drugs. We are developing FX-322 to treat the underlying cause of SNHL, which is the loss of hair cells. FX-322 is intended to regenerate hair cells through the activation of progenitor cells already present in the cochlea.

To date, no drug therapies have been approved by the FDA or, to our knowledge, by other regulatory bodies, for the treatment of SNHL. Existing devices such as hearing aids amplify sounds but do not replace hair cells, which have roles in clarifying sound and improving speech intelligibility, particularly in noisy environments. While hearing loss is often thought to be caused by aging, the condition is strongly correlated with living in an industrialized society. According to the World Health Organization, or WHO, more than 800 million adults suffer from hearing loss worldwide, and, according to the National Institutes of Health, or NIH, more than 90% of people with hearing loss have SNHL. Based on our estimates, we believe that 59 million people in the United States alone have SNHL. The WHO also estimates that 1.1 billion children and adults ages 12 to 35 years old are at risk for hearing loss from recreational noise exposure.

We believe that FX-322 has the potential to meaningfully improve overall hearing function and enhance quality of life. In our Phase 1/2 clinical trial evaluating FX-322 in 23 patients with stable SNHL, we observed a statistically significant improvement in WR, a key measure of hearing function, and FX-322 was observed to be well-tolerated. We intend to commence a Phase 2a clinical trial of FX-322 in patients with SNHL in the fourth quarter of 2019 and anticipate reporting top-line results from this trial in the second half of 2020.

In July 2019, we entered into the Astellas Agreement, under which Astellas is responsible for the development and commercialization of FX-322 outside of the United States. Astellas agreed to make an upfront payment to us of $80.0 million. We may also receive up to an additional $545.0 million based on development and commercial milestones, as well as royalties on any future product sales.

In a second program using our PCA platform, we are working to identify a product candidate for the treatment of MS. This program focuses on activating progenitor cells in the central nervous system to repair the myelin sheath that protects nerves and may have the potential to reverse damage done by the disease. We intend to submit an investigational new drug application, or IND, to the U.S. Food and Drug Administration, or the FDA, for an MS product candidate in the second half of 2021.

We believe our PCA platform has the potential to produce a new class of medicines and provide transformative benefits for patients across a wide range of degenerative conditions, including diseases of the muscle, gastrointestinal tract, skin, and bone. Our PCA platform has the following key attributes:

•

Activates progenitor cells in the right location. We overcome the major challenge of delivering and integrating cells into the proper location within tissue. Our small-molecule therapeutic candidates are designed to activate the body’s own progenitor cells at the desired location in targeted tissues.

•

Enables ease of manufacturing. We eliminate the need to remove and grow live cells ex vivo, which can be costly and complex to manufacture, difficult to control quality, and may pose potential safety risks. In contrast, our small-molecule therapeutic candidates will be produced using standard manufacturing methods.

•

Avoids permanent genetic changes. Instead of altering genes, our small molecules are designed to temporarily activate the native genes that play a central role in the development of organs and tissues. This small-molecule approach could create a disease-modifying or restorative effect without changing the body’s genetic code.

Our product pipeline

The following table summarizes our PCA therapeutic candidate pipeline and discovery research programs:

We are also using our PCA platform to explore the potential development of therapeutic candidates in diseases of the muscle, gastrointestinal tract, skin, and bone.

Our team and history

Our company was founded in 2014 with the goal of creating medicines based on breakthrough research focused on activating the body’s regenerative potential. In their groundbreaking research, Professors Robert S. Langer at the Massachusetts Institute of Technology and Jeffrey Karp at Harvard Medical School, decoded the natural signals between cells that make the intestine one of the most regenerative organs in the body through the continuous activation of progenitor cells. Recognizing that similar progenitor cells were present but inactive in other organs, they discovered how to adapt these natural signals using small molecules to temporarily activate progenitor cells in other organs, including the cochlea, and create a localized healing response. Using these insights, we are developing FX-322 for the treatment of SNHL, and, in a Phase 1/2 trial of FX-322 in stable hearing loss patients, we have observed statistically significant improvement in WR , a key measure of hearing function. Further, we have identified several additional potential indications for our PCA platform and expanded our team to incorporate domain expertise to pursue our goal of becoming a fully integrated biotechnology company.

Our leadership team includes experienced biotech executives David L. Lucchino, our Chief Executive Officer, Christopher R. Loose, our Chief Scientific Officer, Carl P. LeBel, our Chief Development Officer, and Will McLean, Vice President of Regenerative Medicine and a pioneer in inner ear stem cell biology. We have also assembled a world-class team of leaders in regenerative biology, otology, drug development, and drug delivery. Our Clinical Advisory Board is comprised of leaders in hearing science and technology who shape how the community thinks about hearing function and restoration. Our Regenerative Medicine Advisory Board members are at the forefront of scientific discovery on the activation of progenitor cells and their potential application to therapeutic interventions in diseases of multiple tissues and organs.

Our strategy

We intend to create and commercialize therapeutics to potentially transform the lives of patients by repairing or reversing damage done to cells, tissue, and organs. To do so, we are implementing the following strategies:

•

Advance development of FX-322 for the treatment of SNHL. We believe our lead product candidate has the potential to improve hearing function for the millions of patients affected by SNHL who currently have no therapeutic options. In our Phase 1/2 clinical trial evaluating FX-322 in 23 patients with stable SNHL, we observed a statistically significant improvement in WR, a key measure of hearing function. In addition, FX-322 was observed to be well-tolerated with no serious adverse effects. We plan to initiate a Phase 2a clinical trial of FX-322 in the fourth quarter of 2019, and expect to report top-line data in the second half of 2020. We also intend to submit an application for Fast-Track Designation to the FDA for FX-322 for the treatment of SNHL.

•

Establish our position as a leader in the field of hearing function. We plan to continue to grow our discovery organization and add experts in the field of otology to drive the optimization of our PCA approach for the treatment of hearing loss. We also plan to expand our presence in the field of hearing restoration and to work closely with the broader community of advocates, physicians, and payors to bring new treatments to patients globally.

•

Expand the opportunities of our PCA platform beyond hearing. We believe our PCA platform has the potential to address a wide range of clinical applications. We will continue to invest in research and development to enhance our PCA platform with the goal of delivering new therapeutics in additional indications, such as diseases of the muscle, gastrointestinal tract, skin, and bone. We identified MS as a disease where PCA has the potential to produce a restorative effect. We have obtained a worldwide license for intellectual property from Scripps on approaches to promote remyelination of nerve fibers. We are working to identify a product candidate for the treatment of MS and intend to submit an IND to the FDA for an MS product candidate in the second half of 2021.

•

Continue to build strategic collaborative relationships. Given the broad potential opportunity of our PCA platform, we believe entering into strategic research, development, and commercial collaborations in select therapeutic areas may provide an attractive avenue to facilitate the capital-efficient development of our PCA platform and product pipeline. We believe these strategic collaborations could potentially provide significant funding to advance our product candidates while allowing us to benefit from the development and therapeutic area expertise of our collaborators. We may collaborate with large pharmaceutical companies, biotechnology companies, and academic institutions to maximize the potential of our PCA platform to create new therapies for patients.

Our approach: Progenitor cell activation within the body

We are pioneering a new class of small-molecule therapeutics designed to activate progenitor cells already present within the body to create healthy functional tissues and organs. We developed our PCA platform to identify combinations of small molecules that selectively activate progenitor cells to regenerate tissues. Our initial therapeutic focus is SNHL. We believe that our preclinical and clinical studies in SNHL have validated the potential of our PCA platform to provide a new approach to regenerative medicine. Other potential applications of our PCA platform include, but are not limited to, diseases of the muscle, gastrointestinal tract, skin, and bone.

The graphic below illustrates the application of our PCA platform to activate progenitor cells and create healthy functioning target cells. Our small molecules are designed to activate key genes in a progenitor cell, which enable it to go through asymmetric division, leaving behind a copy of the progenitor cell as well as a functional cell, such as a hair cell. This asymmetric division process is commonly used during the natural development and repair of tissues.

Relationship between stem cells and progenitor cells

All cells in the human body arise from a single unspecialized, or undifferentiated, cell type called a pluripotent stem cell. Two of the key characteristics of pluripotent stem cells are their ability to renew themselves through cell division and the ability to differentiate into any cell type. Progenitor cells have similar self-renewal properties as pluripotent stem cells. However, progenitor cells are programmed to develop and differentiate into specific cell types within an organ. This process can be visualized using Waddington’s epigenetic landscape, which depicts a pluripotent stem cell as a ball rolling down a hill as development progresses (see graphic below). As the ball commits to specific valleys, the cell becomes more specialized and increasingly commits to a tissue-specific fate, such as a progenitor cell. The progenitor cells are programmed to create specific cell types, and, in some cases, allow mature tissue and organs to repair and renew. However, researchers have discovered that many organs throughout the human body that do not spontaneously regenerate do contain inactive progenitor cells that, if stimulated, are potentially available to drive regeneration.

Over the course of several decades, multiple attempts have been made to harness the regenerative potential of stem cells. More recently, the 2012 Nobel Prize in Physiology or Medicine was awarded to Dr. Shinya Yamanaka for discovering how to create induced pluripotent stem cells by adding four genetic factors to a fully differentiated cell, as illustrated by the solid black arrow in the graphic below. However, the Yamanaka factors cannot be applied in vivo, and it has proven challenging to manufacture pluripotent or other human stem cells outside of the body and to control their differentiation to produce a particular cell type. Further, delivering and properly integrating these cells back into the body adds substantial complexity. Using another approach, some investigators have tried to force progenitor cells within the body to directly convert into other cell types through a process called trans-differentiation, as illustrated by the dotted black arrow in the graphic below. However, trans-differentiation may deplete progenitor cells, which reduces the target cell population for future treatments.

We believe that our PCA approach bypasses the challenges presented by stem cell therapies by utilizing small-molecule therapeutics to temporarily reactivate progenitor cells that are already located at the tissue target site within the body and are pre-programmed to make specific cell types. Our combinations of small molecules are designed to induce a progenitor cell to temporarily enter an active state, where it then divides asymmetrically, replacing itself (blue arrows) and regenerating a desired cell type (orange arrow). Asymmetric division occurs when organs naturally regenerate, so progenitor cells are thought to be maintained for future use.

Key attributes of our PCA platform

Our discoveries in regenerative medicine allow us to activate the innate and under-utilized capabilities of progenitor cells. We believe our PCA platform represents a transformative step in the evolution of regenerative medicine by providing the following key attributes:

•

Activates progenitor cells in the right location. We overcome the major challenge of delivering and integrating cells into the proper location within tissue. Our small-molecule therapeutic candidates activate the body’s own progenitor cells at the desired location in targeted tissues.

•

Enables ease of manufacturing. We eliminate the need to remove and grow live cells ex vivo, which can be costly and complex to manufacture, difficult to control quality, and may pose potential safety risks. In contrast, our small-molecule therapeutic candidates will be produced using standard manufacturing methods.

•

Avoids permanent genetic changes.    Instead of altering genes, our small molecules are designed to temporarily activate the native genes that play a central role in the development of organs and tissues. This small-molecule approach could create a disease-modifying or restorative effect without changing the body’s genetic code. In addition, we believe we avoid the risk of acquiring immune reactivity to our therapeutics, which is commonly associated with genetically modifying cells.

Our therapeutic discovery process

We utilize a proprietary process to identify small-molecule combinations for activating progenitor cells.

•

Discovery in the right context. Traditional drug screening uses immortalized cell lines that are convenient for use in a laboratory but may not reflect the complex biology of tissue-specific cell types in the body. In our discovery process, we develop primary progenitor cell assays that are designed to maintain these cells in their natural state in order to increase the likelihood of successful drug discovery and translation into an effective tissue-specific therapeutic.

•

Decoding and controlling activation pathways for progenitor cells. We use our accumulated insights into progenitor cell signaling and aging to identify biological pathways that may activate a specific progenitor cell. We then select and apply combinations of small molecules from our proprietary toolbox of compounds to modulate the chosen biological pathways and achieve PCA.

By assessing our small-molecule combinations in a highly relevant context, we and our collaborators have applied this discovery process to identify compounds that activate progenitor cells in numerous tissues.

Our hearing program

We first applied our PCA platform to create FX-322, our lead product candidate designed to restore hearing function in patients with SNHL. We completed a Phase 1/2 clinical trial in 23 patients with stable SNHL in which we observed a statistically significant improvement in WR, a key measure of hearing function, and FX-322 was observed to be well-tolerated. We believe that FX-322 has the potential to meaningfully improve overall hearing function and significantly enhance quality of life for patients with hearing loss. We intend to commence a Phase 2a clinical trial of FX-322 in approximately 96 patients with SNHL in the fourth quarter of 2019, and expect to report top-line data from this trial in the second half of 2020.

Impact and prevalence of hearing loss

According to the WHO, approximately 800 million adults suffer from hearing loss worldwide, and, according to the NIH more than 90% of people with hearing loss have SNHL. Based on our estimates, we believe that 59 million people in the United States alone have SNHL. The WHO also estimates that 1.1 billion children and adults ages 12 to 35 years old are at risk for hearing loss from recreational noise exposure. In middle- and high-income countries, the WHO estimates that nearly 50% of people aged 12 to 35 listen to personal audio devices at unsafe sound levels. Moreover, damage from noise exposure in early childhood can render the ears more susceptible to the effects of aging. Noise exposure is difficult to avoid in modern society. Noise at restaurants, for example, routinely climbs into the high 70-decibel, or dB, range, equivalent to a canister vacuum cleaner, and sometimes to the mid-80 dB, as loud as a nearby diesel truck.

U.S. prevalence of hearing loss, including prevalence of SNHL generally, moderate-to-profound SNHL, and diagnosis of SNHL, divided between hearing loss in one ear or both ears, is shown in the graph below, which is from a study commissioned by us. According to the study, U.S. prevalence of hearing loss is estimated to grow to more than 78 million patients by 2025.

U.S. Hearing Loss Patient Population

To date, no drug therapies have been approved by the FDA or, to our knowledge, by other regulatory bodies, for the treatment of SNHL. Existing hearing devices such as hearing aids make sounds louder but do not replace hair cells, which have roles in clarifying sound and improving speech intelligibility, particularly in noisy environments. While hearing loss is often thought to be caused by aging, the condition is strongly correlated with living in an industrialized society.

After a patient first complains of hearing loss, which is most often to their primary care physician, patients with SNHL are primarily managed by otolaryngologists, who are trained as ear, nose, and throat specialists, or ENTs. In the United States, there are about 12,000 audiologists and about 12,500 ENTs. Developing a therapeutic to potentially modify the underlying cause of SNHL may provide a critically important treatment option for this group of health-care providers and their patients.

There are also further direct and indirect impacts on individuals suffering from SNHL. Hearing loss profoundly affects an individual’s ability to participate in the social interactions of daily life, which can lead to feelings of loneliness, isolation, and frustration. Untreated hearing loss is associated with a 50% increase in dementia and a 40% increase in depression. Adults with hearing loss also have higher unemployment rates than non-hearing impaired adults, and a relationship between hearing loss and diminished employment and advancement opportunities has been reported.

Biology and measurement of hearing

As shown in the figure below, we hear sounds when sound waves enter the external ear canal, causing the eardrum to vibrate. Small bones in the middle ear, called ossicles, transmit these vibrations to the inner ear and generate movement of the fluid in the cochlea, a portion of the inner ear that looks like a snail shell. This fluid movement causes hair cells within the cochlea to bend and in turn generate electrical signals that are transmitted to the brain via the auditory nerve. The cochlea is arranged so that hair cells at the base detect high frequencies and hair cells at the apex detect low frequencies.

Humans are born with about 15,000 hair cells in the cochlea of each ear. Hair cells are commonly lost due to noise exposure in work settings, travel or leisure activities, or as a result of aging, certain viral infections or exposure to ototoxic drugs. Lost hair cells do not spontaneously regenerate. Over time, hearing loss can accumulate with greater prevalence at high frequencies. The left panel of the figure below shows a picture of the inside of a healthy cochlea, with one row of inner hair cells, or IHCs, and three rows of outer hair cells, or OHCs. OHCs amplify or dampen sound volume and tune the cochlea to detect specific frequencies. IHCs convert sound waves into nerve impulses that are sent to the auditory nerve. Functional hair cells allow the auditory system to focus on a sound and filter it appropriately throughout the cochlea. The right panel shows a cochlea after noise damage, with both IHCs and OHCs missing.

Healthy and Noise-Damaged Cochlea

The two primary components for hearing testing are intelligibility, or the ability to understand spoken words, and the audibility or loudness of sound. While amplifying devices such as hearing aids can make sounds louder, they have limited ability to improve intelligibility, particularly in noisy environments. Intelligibility is particularly important to understand speech in social settings such as in meetings or at restaurants, where filtering sound is critical for communication.

Intelligibility is typically measured by playing a list of words that are repeated back by the person being tested and scoring based on the number of words that the person gets correct. The two validated testing methods of speech intelligibility that are most widely used by audiologists are: word recognition, or WR, where patients are asked to identify monosyllabic words delivered at a loud, but conversational volume level, and words-in-noise, or WIN, where patients are asked to identify monosyllabic words in the presence of background, multi-talker noise. An example of a monosyllabic word list is shown below.

Monosyllabic Word Test Key

	Test Items	Whole Word Response (optional)		Test Items	Whole Word Response (optional)

1.	GOOSE		26.	WRECK	wretch
2.	NAME		27.	ROUT	loud
3.	SHORE	chore	28.	BOAT	bow
4.	BEAN	bin	29.	RIPE	lie
5.	MERGE		30.	WHEEL	feel
6.	DITCH		31.	DEAD
7.	SUN	some	32.	SOB
8.	TOUGH		33.	MESS
9.	SEIZE	size	34.	WISH	witch
10.	LEASE	least	35.	CHORE
11.	HOME		36.	WOOD
12.	JAR		37.	KING
13.	PAD		38.	TOAD	tow
14.	FALL	sale	39.	CHECK
15.	VAN	fan	40	LOOP
16.	JUG	jump	41.	LAG	nag
17.	YEARN	earn	42.	SALVE	sang
18.	MAKE	mate	43.	DIME	time
19	GALE		44.	HULL
20.	TOOTH	toot	45.	THIN	fun
21.	PATCH		46.	SHIRT
22.	BOIL	foil	47.	ROSE	hose
23.	HATE	gate	48.	FIT	sit
24.	PICK	sick	49.	KITE
25.	KNIFE	nice	50.	CAPE	kate

Audibility is determined by measuring hearing function at different levels of loudness and pitch or frequency. Patients are most often tested using pure tone audiometry, in which a tone is played at a particular frequency and patients are asked to indicate whether they can hear the tone at varying levels of loudness. Loudness is recorded in dB. Frequency is recorded in Hertz, or Hz, and is generally measured in the range of 250 to 8000 Hz. According to the WHO, normal hearing is defined as the ability to hear sounds at a loudness value of less than 26 dB, which is the average of loudness values measured at a range of low, middle, and high frequencies, such as 500, 1000, 2000, and 4000 Hz. The larger the loudness value needed for a patient to hear sounds the greater the decline in hearing function, or more severe hearing loss. The graphic below depicts the severity of hearing loss across a range of frequencies based on the American Speech-Language-Hearing Association scale.

Limitations of current treatment options

Current treatment options for hearing loss have significant limitations and none are disease modifying. The only available treatments for hearing loss are hearing aids, or in extreme cases, cochlear implants. No drug therapies have been approved by the FDA or, to our knowledge, by other regulatory bodies, for the treatment of SNHL.

Hearing aids

Hearing aids help many patients cope with mild-to-moderate hearing loss and are used by more than 12 million patients in the United States, or about 32% of people in the United States diagnosed with hearing loss. Limitations of hearing aids include:

•

Poor sound quality. Hearing aids amplify sounds, allowing patients to perceive sounds that would otherwise be too soft for them to hear, but do not address the loss of hair cells, which determine sound quality and intelligibility, particularly in noisy environments.

•

Challenges in social settings. The wide range of frequencies and sharp tuning provided by hair cells enables the auditory system to accurately recognize and distinguish different sounds, allowing the brain to focus on a single sound source. Hearing aids on the other hand typically amplify all sounds and do not enable this important sound-processing capability. As a result, interactions in social settings, which require distinguishing one speaker among many sound sources, are significantly impaired.

•	Difficulties with background noise. Patients with hearing loss may become more sensitive to background noise, and many patients with hearing aids turn them off in noisy environments.

•

Stigma associated with wearing a visible device. Some patients refuse to wear hearing aids, or do not wear them regularly, as they do not want to be stigmatized or identified as having a physical handicap.

•

Need for maintenance. Hearing aids must be replaced, on average, every four to six years, need regular battery replacement, and can require repair due to damage during use. Medicare and most private insurance plans do not pay for hearing aids, and most patients must pay for these devices out of pocket.

Cochlear Implants

Patients with severe or profound hearing loss who have not been helped by hearing aids may be candidates for a cochlear implant. Of the roughly one million people in the United States who qualify, only about 100,000 patients have cochlear implants. Cochlear implants comprise an external microphone, sound processor and transmitter system, which receive sounds from the environment, and an implanted receiver and electrode system that directly stimulates the auditory nerve. Cochlear implants do not mimic natural hearing, and patients with cochlear implants need to learn to interpret the low-resolution electric signal produced by the device as sound. Cochlear implants also require an invasive, costly surgical procedure.

Our lead product candidate: FX-322

Using our PCA platform, we are developing our lead product candidate, FX-322, for the treatment of SNHL. FX-322 is designed to treat the underlying cause of SNHL by regenerating hair cells through activation of progenitor cells already present in the cochlea. We believe that FX-322 has the potential to meaningfully improve overall hearing function and significantly enhance quality of life for patients with hearing loss.

Mechanism of Action

By studying the most regenerative organ in the body, the intestine, we discovered that signaling for proliferation and differentiation among stem cells could be replicated with small molecules. Specifically, activating the Wnt pathway, which is fundamental for cell growth, using a glycogen synthase kinase 3, or GSK3, inhibitor and inhibiting histone deacetylase, or HDAC, caused intestinal stem cells expressing the protein Lgr5 to proliferate. The inner ear contains progenitor cells with the Lgr5 protein that do not regenerate on their own. On the hypothesis that these progenitor cells lacked the signals required for regeneration, we applied a GSK3 inhibitor and HDAC inhibitor to these cells and found that they proliferated and regenerated lost hair cells. Based on this discovery, we created FX-322, which is a proprietary combination of an FDA-approved HDAC inhibitor, sodium valproate, and a new chemical entity that inhibits GSK3.

Administration

FX-322 is our proprietary thermoreversible polymer formulation that is administered through the eardrum, or intratympanically, into the middle ear in a procedure that takes approximately 10 to 15 minutes. The intratympanic administration procedure is generally well-tolerated and is routinely performed by ENTs as an office-based procedure. FX-322, which is liquid at room temperature, gels at body temperature inside the middle ear, allowing the active ingredients to diffuse into the inner ear and reach the cochlea. Similar thermoreversible polymer formulations have been used in FDA-approved products for other indications in the ear.

The image below shows delivery of FX-322 that turns to a gel in the middle ear. The drug diffuses into the cochlea and is expected to create the greatest concentration of drug in the high frequency region of the cochlea.

Clinical results

Phase 1/2 clinical trial

We conducted a Phase 1/2 clinical trial of FX-322 in which we enrolled 23 adult patients aged 33 to 64 with an established diagnosis of mild to moderately severe stable SNHL, defined as the average pure tone value of 26 to 70 dB at the 500, 1000, 2000 and 4000 Hz frequencies, who had no change of 10 db or more at any frequency for more than six months. Fourteen patients had mild SNHL and nine patients had moderate to moderately severe SNHL. Of the nine moderate to moderately severe patients, six were randomized to FX-322 and three to placebo. In this trial, 15 patients were treated with a single injection of FX-322 and eight patients received placebo. Each patient had a documented medical history consistent with either noise-induced hearing loss, or NIHL, typically from noise exposure at work, or sudden SNHL, or SSNHL, which is characterized as a loss of 30 dB at three adjacent frequencies occurring over a 72-hour period. All patients had stable SNHL, meaning their hearing function at study entry was not significantly different based on a documented audiogram from at least six months prior to the study. Hearing function, specifically speech intelligibility, was assessed using WR and WIN. Hearing loudness was also measured using pure tone audiometry. Patients were randomized to a single injection of FX-322 or placebo administered at one of two different dose volumes (0.05 mL and 0.2 mL) to assess the safety of FX-322 administration and systemic exposure to FX-322. Follow-up visits occurred at 15, 30, 60, and 90 days after injection.

The objectives of the trial were to assess:

•	the systemic safety of FX-322;

•	the plasma pharmacokinetic profile to determine the systemic exposure to FX-322; and

•	the effect of FX-322 on measures of ear health and hearing function.

FX-322 was observed to be well-tolerated in this trial. No serious adverse events were observed, and all treatment-related adverse events were mild, procedure-related, and generally resolved within minutes after dosing. We also observed limited concentrations of the FX-322 components in systemic circulation.

In addition to the prospective analysis, we conducted a prospective statistical analysis where we tested whether the Day 90 WR value for each patient fell outside of the 95% confidence interval compared to their baseline WR value. A confidence interval, or CI, is a range of values in which, statistically, there is a specified level of confidence where the result lies. In this patient-by-patient analysis, we observed statistically significant and clinically meaningful increases in WR in four of 15 patients treated with FX-322 at Day 90, who were among the six FX-322 patients that had moderate to moderately severe SNHL (shown in the table below). There was no apparent association between WR improvements and whether the patients had stable NIHL, or stable SSNHL, and similar results were obtained with both dose volumes. This is consistent with published work showing drug delivery to the cochlea depends more on the concentration of the drug than the volume of injection. There were no clinically meaningful WR improvements observed in the placebo group.

We also performed a post hoc analysis that showed a statistically significant improvement in WR by all FX-322-treated patients versus all placebo patients (p=0.01). A p value, as expressed in the data above, is the probability that the difference between two data sets was due to chance. The smaller the p value, the more likely the differences are not due to chance alone. In general, if the p value is less than or equal to 0.05, the outcome is statistically significant. The data are presented as adjusted mean percent change from baseline in the figure below. FX-322 treated patients saw improvements as early as 15 days after treatment that were sustained over 90 days.

Word Recognition

We performed an additional post hoc analysis on WIN data. As shown in the figure below, the average WIN score change from baseline was assessed at 15, 30, 60, and 90 days after injection, and a trend in improvement was seen in FX-322-treated patients versus placebo. Also, there were non-statistically significant trends in improved WIN scores at Day 90 in the four FX-322, treated patients that had statistically significant and clinically meaningful improvements in WR in the prospective statistical analysis.

Words-In-Noise

We assessed audiometric changes from 250 Hz to 8000 Hz for all patients. Since drug enters closest to the high frequency region, the greatest drug exposure is expected to occur in the high frequency region. While no statistical differences were observed at any frequency when comparing pooled treatment groups, four of the moderate to moderately severe FX-322 patients showed a 10 dB threshold improvement at 8000 Hz at Day 90.

Planned Phase 2a clinical trial

Based on our analysis of the data from our Phase 1/2 clinical trial, we intend to initiate a randomized, double-blind, placebo-controlled, single- and repeat-dose Phase 2a clinical trial of FX-322 at approximately 12 sites in the United States in the fourth quarter of 2019. We plan to enroll approximately 96 adults aged 18 to 65 with stable SNHL. As in the Phase 1/2 clinical trial, patients must have a documented medical history consistent with either stable NIHL or stable SSNHL, with an average of no more than 70 dB loss measured by pure tone audiometry across four frequencies.

To explore how a single dose compares to multiple doses of FX-322, we plan to randomize patients to one of four groups, each of which will receive four injections, once per week at weekly intervals starting at the initial visit. Group 1 will receive one injection of FX-322 and three injections of placebo. Group two will receive two injections of FX-322 and two injections of placebo. Group three will receive four injections of FX-322. Group four will receive four injections of placebo. Patients will have follow-up visits two weeks after dosing and then monthly for seven months. The efficacy endpoints of this trial are expected to be WR, WIN, and pure tone audiometry in the range of 250 to 8000 Hz. The exploratory efficacy endpoints are expected to be the Tinnitus Functional Index, the Hearing Handicap Inventory for Adults, and pure tone audiometry in the range of 10000 to 16000 Hz. The selection of the efficacy endpoints in this study build on the learnings from the Phase 1/2 trial, and we believe will add to our knowledge on the potential ways in which FX-322 may improve hearing function. We expect to report top-line data from this trial in the second half of 2020. We may also conduct clinical research in presbycusis.

Preclinical studies

Prior to commencing clinical trials, we tested FX-322 in multiple preclinical studies, including in human cells ex vivo and functional hearing tests in mice in vivo. In in vitro testing of isolated human inner ear progenitor cells with the compounds comprising FX-322, we observed the formation of new progenitor cells and their subsequent conversion into hair cells. We also observed translation across species in our in vitro studies of the inner ear progenitor cells from rhesus macaques in which a similar expansion of cell numbers were observed as in the in vitro studies of human cells.

We also conducted ex vivo testing in intact cochlea isolated from mice. To cause hair cell loss, we exposed the cochlea for 16 hours to an aminoglycoside antibiotic that is toxic to hair cells. We then treated the cochlea for 72 hours with the compounds comprising the active agents in FX-322. Aminoglycoside treatment (left panel in the figure below) killed more than 80% of the hair cells in the cochlea (shown in green). By contrast, cochlea treated with the compounds in FX-322 (shown in the middle panel) regenerated hair cells to a near native level, as shown graphically in the right panel.

Restoration of Hair Cells in Mouse Cochlea

We also tested FX-322 in a mouse model of severe noise-induced hearing loss. Following noise exposure, 47 mice were treated with FX-322 and 37 were treated with placebo. Hearing function was measured using auditory brainstem response, or ABR, in which the signal generated by the auditory nerve upon sensing sound is detected by electrodes on the scalp. We performed ABR testing after 24 hours, and measured hearing recovery after 30 days. The figure below shows the percentage of mice treated with FX-322 (shown in orange) or with placebo (shown in blue) that achieved a hearing recovery of at least 10 dB at 20000 Hz, a mid-range frequency for mice. The improvement observed in the placebo-treated mice was due to recovery of temporary effects not related to hair cell death, which is typical following acute hearing loss.

Hearing Recovery in Mice Treated with FX-322

We have also conducted pharmacokinetic tests in multiple species in which we observed that FX-322 administration achieved therapeutic levels of the active pharmaceutical ingredients in the cochlea.

Our multiple sclerosis program

We have initiated a discovery program in MS after identifying MS as a degenerative disease that has the potential to be treated with small molecules that activate progenitor cells. In 2017, we initiated a relationship with Scripps, where researchers had discovered that anti-muscarinic agents activate oligodendrocyte progenitor cells in the brain. Oligodendrocytes are responsible for making myelin, the protective sheath that covers nerve fibers. We believe that stimulating progenitor cells in the central nervous system to grow oligodendrocytes could potentially reverse the damage caused by the immune system in MS.

The potential for anti-muscarinic drugs to treat the symptoms of MS was supported by an independently-run, double-blinded Phase 2 cross-over study entitled Clemastine Fumerate as a Remyelinating Therapy for Multiple Sclerosis (ReBUILD), conducted at the University of California, San Francisco. In the ReBUILD study, 50 adult, relapsing-remitting MS patients with optic neuropathy were randomized to either clemastine, which has anti-muscarinic and anti-histaminic activity, or placebo, both in combination with standard of care. The primary endpoint of the study was visual evoked potential, or VEP, a test commonly used for optic neuritis and other demyelinating events, such as MS. The results of this study were published in the Lancet, and showed a statistically significant improvement in VEP in patients treated using a single agent, clemastine.

We have been applying our expertise in finding synergistic combinations of small molecules for activating progenitor cells to the treatment of MS. We have licensed the worldwide rights to the related Scripps patent estate and are continuing to advance this discovery both on our own and through a sponsored research arrangement with Scripps. Through this work we have discovered combinations that enhance both in vitro and in vivo performance over single agents. We are working to identify a product candidate for the treatment of MS, and we plan to submit an IND to the FDA for an MS product candidate in the second half of 2021.

Overview of multiple sclerosis

According to the National Multiple Sclerosis Society, nearly one million people in the United States are living with MS. The symptoms of MS include numbness or tingling, weakness, dizziness and vertigo, spasticity, vision problems, sexual problems, bladder or bowel problems, pain, cognitive changes, emotional changes, and depression. Most MS is relapsing-remitting MS in which patients experience periods of new or relapsing symptoms followed by recovery and periods of remission.

The FDA has approved disease-modifying therapies for MS that reduce the immune system attack, which may reduce the number of relapses, delay progression of disability, and limit new disease activity. However, none of these products repair the central nervous system or lead to remyelination of the nerve fibers, and there is no cure for MS.

Leveraging our PCA platform for future applications

In addition to our hearing and MS programs, we believe our PCA platform has the potential to address a wide range of clinical applications. In directing our internal research, research collaborations, and in-licensing efforts, we intend to target areas of high unmet medical need for which the underlying disease process involves loss or degeneration of key cells that could be reversed using PCA. We believe the PCA platform could further be applied to diseases of the muscle, gastrointestinal tract, skin, and bone. We intend to continue to identify areas with high unmet need where our PCA platform and novel approach to regenerative medicine could lead to potentially disease-modifying therapeutics that create healthy functional tissues and improve patients’ lives.

Manufacturing

Our product candidates consist of small chemical compounds to stimulate cell and tissue regeneration in vivo. As a result, we can rely on the well-established and widely available manufacturing and drug-delivery technologies developed over decades by the pharmaceutical industry. We source our active pharmaceutical ingredients from contract manufacturers with a track record of FDA-compliant manufacturing. After rigorous internal and external quality control testing, we release these materials to additional contract manufacturers for formulation and packaging into final drug product for use in clinical testing. We expect to use a similar hybrid of internal and contract resources for commercialization of our products, at least until our operations reach a scale sufficient to justify investment in internal manufacturing capacity.

Commercialization

We intend to directly market and commercialize our lead product candidate, FX-322 for the treatment of SNHL, if approved in the United States, by developing our own sales and marketing force, targeting ENTs and audiologists. Under the Astellas Agreement, Astellas has the right to market and commercialize FX-322 for the treatment of SNHL, if approved, outside of the United States. For any other product candidates that may be approved, we intend to establish marketing and commercialization strategies for each as we approach potential approval, and expect to be able to leverage our then-existing sales and marketing force.

Intellectual property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in our field.

Our future commercial success depends, in part, on our ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions, and know-how related to our business; defend and enforce our intellectual property rights, in particular our patent rights; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating, or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell, or importing products identical or similar to ours may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

The patent positions of biotechnology and pharmaceutical companies like ours are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. We also cannot ensure that patents will issue with respect to any patent applications that we or our licensors may file in the future, nor can we ensure that any of our owned or licensed patents or future patents will be commercially useful in protecting our product candidates and methods of manufacturing the same. In addition, the coverage claimed in a patent application may be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our products will be protected or remain protectable by enforceable patents. Moreover, any patents that we hold may be challenged, circumvented, or invalidated by third parties. See “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

We generally file patent applications directed to our key programs in an effort to secure our intellectual property positions vis-à-vis these programs. As of June 30, 2019, we owned or in-licensed 14 U.S. patents, 23 foreign patents, 17 U.S.-pending, nonprovisional patent applications, 54 foreign-pending patent applications, four pending Patent Cooperation Treaty, or PCT, applications and 13 U.S.-pending provisional patent applications.

The intellectual property portfolio for our lead programs as of June 30, 2019, are summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the U.S. Patent and Trademark Office may be significantly narrowed before issuance, if issued at all. We expect this may be the case with respect to some of our pending patent applications referred to below.

Hearing loss

The patent portfolio for our Hearing Loss program is based upon our owned and in-licensed patent families that include patents and patent applications directed generally to compositions of matter, pharmaceutical compositions, and methods of using the same to treat hearing loss; and specifically directed to compositions of matter of our lead product FX-322, pharmaceutical compositions of FX-322 and methods of using the same to treat hearing loss. The in-licensed patents and patent applications are subject to license agreements with Massachusetts Institute of Technology and Massachusetts Eye and Ear Infirmary described herein. As of June 30, 2019, we control, through ownership and in-licensing, 13 U.S. patents, 21 foreign patents, 12 U.S.-pending nonprovisional patent applications, 40 foreign-pending patent applications, two pending PCT applications, and 11 U.S.-pending provisional patent applications for treating hearing loss, both generally and using FX-322. While we believe that the specific and generic claims contained in our issued U.S. patents provide protection for the composition of matter and the method of using FX-322 to treat hearing loss and/or diseases associated with the absence or lack of certain tissue cells, and are not implicated by prior art, third parties may nevertheless challenge such claims in our patents. If any such claims are invalidated or rendered unenforceable for any reason, we will lose valuable intellectual property rights, and our ability to prevent others from competing with us would be impaired. Any U.S. or ex-U.S. patents that may issue from pending applications that we control, if any, for our hearing program, including our lead product FX-322, are projected to have a statutory expiration date in between 2035 and 2040, excluding any additional term for patent term adjustments or patent term extensions, if applicable.

Multiple sclerosis program

We plan to use a similar intellectual property strategy when building protection with respect to other programs. Within our MS program, we have control of a portfolio of intellectual property directed to the treatment of MS, through ownership and exclusive in-licensing from Scripps. As of June 30, 2019, no development candidate has been designated, but the intellectual property portfolio for our MS research program currently includes one U.S. patent, two foreign patents, three U.S.-pending, nonprovisional patent applications, two foreign patent applications, one pending PCT application, and one U.S.-pending provisional patent application directed to the treatment of MS. While we believe that the specific and generic claims, contained in our U.S. and ex-U.S. patents provide protection for the claimed pharmaceutical compositions and methods of use and are not implicated by invalidating prior art, third parties may nevertheless challenge such claims. If any such claims are invalidated or rendered unenforceable for any reason, we will lose valuable intellectual property rights, and our ability to prevent others from competing with us would be impaired. Any U.S. or ex-U.S. patents that may issue from pending applications that we control, if any, for our MS are projected to have a statutory expiration date in between 2032 and 2039, excluding any additional term for patent term adjustments or patent term extensions, if applicable.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application.

In the United States, the term of a patent covering an FDA-approved drug may, in certain cases, be eligible for a patent term extension under the Hatch-Waxman Act as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. It is possible that issued U.S. patents covering the use of products from our intellectual property may be entitled to patent term extensions. If our use of drug candidates or the drug candidate itself receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved use or drug candidate. We also intend to seek patent term extensions in any jurisdictions where available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and, even if granted, the length of such extensions.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with any collaborators, scientific advisors, employees and consultants and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants, scientific advisors, and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses, or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013, in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine priority of inventions. See “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

License and collaboration agreements

Astellas Pharma, Inc.

In July 2019, we entered into the Astellas Agreement, pursuant to which Astellas is responsible for the development and commercialization of FX-322 outside of the United States and we are responsible for development and commercialization in the United States. Astellas and we are jointly responsible for conducting global clinical studies and coordinating commercial launch activities. Astellas has agreed to make an upfront payment to us of $80.0 million. We may also receive up to an additional $545.0 million based on development and commercial milestones, as well as double-digit royalties on any future product sales in the licensed territory.

Massachusetts Institute of Technology

In December 2016, we entered into an Exclusive Patent License Agreement, or the MIT License, with the Massachusetts Institute of Technology, or MIT, under which we received an exclusive, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease, and import products, or the MIT licensed products, and to develop and perform processes, or the MIT licensed processes, which incorporate the licensed technology for the treatment of disease, including, but not limited to, the prevention and remediation of hearing loss. We also have the right to grant sublicenses under the MIT License. MIT and Brigham and Women’s Hospital retain the right on behalf of themselves and all other nonprofit research institutions to practice the licensed patent rights for nonclinical research, teaching, and educational purposes.

We are required to use diligent efforts to develop and commercialize the MIT licensed products or processes and to make such products or processes reasonably available to the public. We are also subject to certain development obligations with regards to a first and a second MIT licensed product. If we fail to meet our development obligations, other than those relating to a second MIT licensed product, MIT may terminate the MIT License. In the event that we have failed to fulfill our development timeline obligation with respect to a second MIT licensed product and fail to cure such breach within 90 days of written notice by MIT, MIT may restrict the licensed field to the prevention and remediation of hearing loss in humans and animals. We do not have the right to control prosecution of the in-licensed patent applications, and our rights to enforce the in-licensed patents are subject to certain limitations.

Upon entering into the MIT License, we paid a $50 thousand license fee payment and issued to MIT shares of our common stock equal to 5% of our then-outstanding capital stock. We are required to pay certain annual license maintenance fees, which may be credited to running royalties during the same calendar year, if any. We are also required to make potential milestone payments in an aggregate amount of up to $2.9 million on each MIT licensed product or process. In addition, we agreed to pay a low single-digit royalty on the MIT licensed products and processes and a 20% royalty on sub-license revenues.

The MIT License will remain in effect until the expiration or abandonment of all licensed issued patents and filed patent applications, unless terminated earlier. We have the right to terminate for any reason upon three months’ prior written notice. MIT has the right to terminate immediately if we cease to carry on any business related to the MIT License. MIT may also terminate the MIT License for our material breach if such breach remains uncured for 90 days (or 30 days in the case of nonpayment). MIT may also terminate the MIT License if we or our affiliates commence any action against MIT to declare or render any claim of the licensed patent rights invalid, unpatentable, unenforceable, or not infringed, or if our sub-licensee commences such actions and we do not terminate such sub-license within 30 days after MIT’s demand. MIT has the right to increase all payments due by us, instead of terminating the MIT License in the case of a patent challenge.

In May 2019, the MIT License was amended to update the diligence milestones for a second MIT licensed product.

Massachusetts Eye and Ear Infirmary

In February 2019, we entered into an Non-Exclusive Patent License Agreement, or the MEEI License, with the Massachusetts Eye and Ear Infirmary, or MEEI, under which we received a non-exclusive, non-sub-licensable, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products and to develop and perform processes that incorporate the licensed technology for the treatment or prevention of hearing loss, or the MEEI licensed products. We are obligated to use diligent efforts to develop and commercialize the MEEI licensed products. We are also subject to certain milestone timeline obligations. We do not control the filing, prosecution, enforcement, and defense of any licensed patent rights.

Upon entering into the MEEI License, we made a $20 thousand license fee payment. We are obligated to pay certain annual license maintenance fees until the first commercial sale of an MEEI licensed product and a minimum annual royalty payment after first commercial sale. We are also obligated to make milestone payments up to $350 thousand on each product or process that incorporates the licensed patent rights. In addition, we have agreed to pay a low single-digit royalty on products and processes that incorporate the licensed patent rights.

The MEEI License remains in effect until all issued patents and filed patent applications within the licensed patent rights have expired or been abandoned, unless terminated earlier. We have the right to terminate the MEEI License at will by 30 business days’ advance written notice to MEEI. MEEI has the right to terminate the MEEI License (i) if we fail to make any payment due within 30 business days after MEEI notifies us of such failure, (ii) if we fail to maintain required insurance, (iii) upon 45 business days’ written notice if we become insolvent, or (iv) for any other default by us that is not cured within 60 business days of receipt of written notice. MEEI also has the right to terminate if we or our affiliates challenge the validity of the licensed patent rights.

The Scripps Research Institute (California Institute for Biomedical Research)

In September 2018, we entered into a license agreement, or the CALIBR License, with the California Institute for Biomedical Research, or CALIBR, a division of Scripps, under which we received an exclusive, worldwide, royalty-bearing license to certain patent rights to make, have made, use, sell, offer to sell, and import products, or the CALIBR licensed products, which incorporate licensed technology for the treatment of MS. We also have the right to grant sublicenses under the CALIBR License. CALIBR reserves the right to use for itself and the right to grant nonexclusive licenses to other nonprofit or academic institutions for any internal research and educational purposes.

We have agreed to use commercially reasonable efforts to develop, manufacture, and sell at least one CALIBR licensed product. We are also subject to certain milestone timeline obligations. We do not have the right to control prosecution of the in-licensed patent applications, and our rights to enforce the in-licensed patents are subject to certain limitations.

Upon entering into the CALIBR license, we made a $1.0 million license fee payment, and are required to make milestone payments in an aggregate amount of up to $26.0 million for each category of CALIBR licensed products. Category 1 is any CALIBR licensed products containing a compound that modulates any muscarinic receptor, and Category 2 is any CALIBR licensed products not included in Category 1 that could differentiate oligodendrocyte precursor cells from in vitro studies and/or are active in animal models relevant to MS. We are also required to pay a mid-single-digit royalty on CALIBR licensed products and a royalty on sub-license revenues ranging from a low-teen percentage to 50%.

The CALIBR licenses continues in effect until expiration of all of our obligations to pay royalties. Royalties are payable by us on a country-by-country and licensed-product-by-licensed product basis upon the later of (i) the expiration or abandonment of all valid claims of the licensed patent rights in such country and (ii) 10 years from the first commercial sale of each CALIBR licensed product in such country. We may terminate the CALIBR license at will upon 30 days’ prior written notice. We may also elect to terminate our license to one or more licensed patents in any or all jurisdictions by giving 90 days’ prior written notice to CALIBR. CALIBR may terminate the CALIBR License for our material breach if such breach remains uncured for 30 days. CALIBR has the right to terminate or reduce the license to a non-exclusive license if we fail to use diligent efforts to develop and commercially exploit CALIBR licensed products.

The Scripps Research Institute

In September 2018, we entered into a Research Funding and Option Agreement, or the Scripps option agreement, with Scripps, under which we were granted an exclusive option to acquire an exclusive, sublicensable, worldwide license under certain intellectual property related to the treatment of MS. If we exercise such option, the CALIBR License shall be amended to include such intellectual property.

As consideration for the Scripps option agreement, we are required to make certain funding payments to Scripps to support Scripps’s research activities. Scripps has agreed to use reasonable efforts to perform the research program pursuant to the Scripps option agreement.

The Scripps option agreement shall remain in effect for one year, and may be renewed for a second year by mutual written agreement. We have the right to terminate by giving 90 days’ advance written notice. Scripps has the right to terminate in the event of nonpayment by us that remains uncured for 10 days. Each party has the right to terminate in the event of the other party’s material breach that remains uncured for 60 days or if the other party becomes bankrupt.

Competition

As a clinical-stage biotechnology company, we face competition from a wide array of companies in the pharmaceutical, biotechnology, and medical device industries. These include both small companies and large companies with much greater financial and technical resources and far longer operating histories than our own. We also compete with the intellectual property, technology, and product development efforts of academic, governmental, and private research institutions.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing, and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of any product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors. Our commercial opportunity for any of our product candidates could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, and may commercialize products more quickly than we are able to.

We are aware of the following competitors in the areas that we are initially targeting:

Hearing loss

We expect FX-322 to compete with hearing aids and cochlear implants. There are dozens of hearing aid brands, although approximately 80% of these devices are manufactured by four leading companies. There are three manufacturers of cochlear implants that market in the United States. We are also aware of two companies with potential therapies to regenerate hair cells currently in clinical trials. Novartis is conducting a Phase 1/2 trial of an adenovirus-based gene therapy, and Audion Therapeutics is recruiting patients for its Phase 2 study of its notch inhibitor, LY3056480. There are also multiple programs in early-stage or preclinical development by pharmaceutical and biotechnology companies. In addition, there are several companies with programs to regrow neurons in the cochlea to treat hearing loss, and companies developing otoprotective therapies, which are intended to reduce damage to hair cells.

Multiple sclerosis

There are multiple therapeutic options for treating the symptoms of MS, as well as the underlying disease. We are aware of numerous efforts to identify drugs or biologics that can stimulate oligodendrocyte regeneration and myelin repair in the central nervous system. Acorda Therapeutics has conducted two Phase 1 trials of its monoclonal antibody rHIgM22 in MS patients, and Convelo Therapeutics is developing potential remyelinating compounds that inhibit enzymes in the brain involved in the production of cholesterol for which they plan to begin clinical trials in 2019.

Government regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing, and distribution of drugs, such as those we are developing. These agencies and other federal, state, and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and export and import of our product candidates.

U.S. drug development process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies, and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements, and to assure that the facilities, methods, and controls are adequate to preserve the drug’s identity, strength, quality, and purity;

•	FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to commercial marketing or sale of the drug in the United States; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, or to conduct a post-approval study.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or noncompliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific time frames to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•

Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion, and, if possible, to gain an early indication of its effectiveness.

•

Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases, and to determine dosage tolerance and optimal dosage.

•

Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies, and must also develop additional information about the chemistry and physical characteristics of the drug, and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate, and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and more frequently if serious adverse events occur. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries.

Marketing approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. Specifically, the FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged, or held meets standards designed to assure the product’s continued safety, quality, and purity.

The FDA also may require submission of a REMS plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or the FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a noncompliance letter to any sponsor that fails to submit the required assessment, keep a deferral current, or fails to submit a request for approval of a pediatric formulation.

FDA-expedited development and review programs

The FDA has various programs, including fast track designation, accelerated approval priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and the FDA review of drugs that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of 10 months under current PDUFA guidelines. Under the new PDUFA agreement, these six- and 10-month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, passed in July 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. The designation includes all of the benefits of a fast track designation. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, priority review, and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. We may explore some of these opportunities for our product candidates as appropriate.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state and local agencies, and are subject to periodic unannounced inspections by government agencies for compliance with cGMP and other requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warning or other safety information about the product;

•	fines, warning letters, or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials.

Other healthcare laws and compliance requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the state, local, and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, consumer fraud, pricing reporting, data privacy and security, and transparency laws and regulations, as well as similar foreign laws in the jurisdictions outside the U.S. State laws may require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as require the registration of pharmaceutical sales representatives and the reporting of pricing information and marketing expenditures. Violations of such laws, or any other governmental regulations that apply, may result in penalties, including, without limitation, civil and criminal penalties, damages, fines, additional reporting and oversight obligations, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs, and individual imprisonment.

Coverage and reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufactures to provide scientific and clinical support for the use of a product to each payor separately, and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity, and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability of manufacturers to sell products profitably.

Healthcare reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect the pharmaceutical industry. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions of particular import to the pharmaceutical industry, including those governing enrollment in federal healthcare programs, reimbursement adjustments, and fraud and abuse changes. Additionally, the ACA increases the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; requires collection of rebates for drugs paid by Medicaid managed care organizations; imposes a nondeductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs; implements a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expands of eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee; identify priorities in, and conducts comparative clinical effectiveness research, along with funding for such research; and establishes a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, in December 2018, a U.S. district court judge ruled that the ACA is unconstitutional in its entirety because the Tax Cuts and Jobs Act modified the individual mandate. Legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference-pricing systems and publication of discounts and list prices.

Foreign regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials, and approval of foreign countries or economic areas, such as the EU, before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA approval.

In the European Economic Area, or EEA, which is comprised of the Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of MAs:

•

Community MAs—These are issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and are valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune, and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA; for products that constitute a significant therapeutic, scientific or technical innovation; or for products that are in the interest of public health in the EU.

•

National MAs—These are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, and are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State. The competent authority of the Reference Member State prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling or packaging proposed by the Reference Member State, the product is subsequently granted a National MA in all the Member States, i.e., in the Reference Member State and the Member States Concerned.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety, and efficacy.

As in the United States, it may be possible in foreign countries to obtain a period of market and/or data exclusivity that would have the effect of postponing the entry into the marketplace of a competitor’s generic product. For example, if any of our products receive marketing approval in the EEA, we expect they will benefit from eight years of data exclusivity and 10 years of marketing exclusivity. An additional noncumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10 year marketing exclusivity period) we obtain an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies. The data exclusivity period begins on the date of the product’s first marketing authorization in the EEA, and prevents generics from relying on the marketing authorization holder’s pharmacological, toxicological, and clinical data for a period of eight years. After eight years, a generic product application may be submitted and generic companies may rely on the marketing authorization holder’s data. However, a generic cannot launch until two years later (or a total of 10 years after the first marketing authorization in the EU of the innovator product), or three years later (or a total of 11 years after the first marketing authorization in the EU of the innovator product) if the marketing authorization holder obtains marketing authorization for a new indication with significant clinical benefit within the eight-year data exclusivity period. In Japan, our products may be eligible for eight years of data exclusivity. There can be no assurance that we will qualify for such regulatory exclusivity, or that such exclusivity will prevent competitors from seeking approval solely on the basis of their own studies.

When conducting clinical trials in the EU, we must adhere to the provisions of the European Union Clinical Trials Directive (Directive 2001/20/EC) and the laws and regulations of the EU Member States implementing them. These provisions require, among other things, that the prior authorization of an Ethics Committee and the competent Member State authority is obtained before commencing the clinical trial. In April 2014, the EU passed the Clinical Trials Regulation (Regulation 536/2014), which will replace the current Clinical Trials Directive. To ensure that the rules for clinical trials are identical throughout the European Union, the EU Clinical Trials Regulation was passed as a regulation that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive until the Clinical Trials Regulation becomes applicable. According to the current plans of the EMA, the Clinical Trials Regulation is expected to become applicable in 2020.

Data privacy and security laws

EU member states, the United Kingdom, Switzerland and other jurisdictions have also adopted data protection laws and regulations, which impose significant compliance obligations. In the EEA and the United Kingdom, the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation, or GDPR. The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of pharmaceutical companies in relation to the processing of personal data of EU data subjects. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices are often updated, or otherwise revised.

Employees

As of June 30, 2019, we had 30 full-time employees and one part-time employee. Of our full-time employees, 22 are engaged in research and development activities, and the remaining eight are engaged in general and administrative activities.

Facilities

Our principal office is located at 19 Presidential Way, Woburn, Massachusetts 01801, where we lease approximately 9,500 square feet of office and laboratory space. We lease this space under a lease that terminates on January 1, 2022.

Legal proceedings

We are not subject to any material legal proceedings.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Executive Officers

David L. Lucchino	50	President, Chief Executive Officer, Director, and Secretary

Carl P. LeBel, Ph.D.	60	Chief Development Officer

Christopher R. Loose, Ph.D.	39	Chief Scientific Officer

Richard Mitrano	49	Vice President of Finance and Operations

Non-Employee Directors

Marc A. Cohen	56	Executive Chairman and Director

Timothy J. Barberich	71	Director

Michael Huang	45	Director

Robert S. Langer, Sc.D.	70	Director

Joel S. Marcus	71	Director

Executive officers

David L. Lucchino cofounded our company and has served as our President and Chief Executive Officer and a member of our board of directors since November 2014. Prior to joining our company, Mr. Lucchino served as the President and Chief Executive Officer of Entrega Bio, a biotechnology company, from December 2014 until June 2016. Prior to that, Mr. Lucchino cofounded Semprus BioSciences, or Semprus, a biotechnology company, which was acquired by Teleflex, Inc., or Teleflex, in June 2012, and served as its President and Chief Executive Officer from June 2007 to June 2014. Mr. Lucchino is also the chairman of the board of directors of MassBio, a non-profit organization that represents and provides services and support for the biotechnology industry in Massachusetts. Mr. Lucchino holds an MBA from the Massachusetts Institute of Technology’s, or MIT’s, Sloan School of Management, an M.S. from the Newhouse School of Journalism at Syracuse University, and a B.A. in Philosophy and Religious Studies from Denison University. We believe Mr. Lucchino’s extensive management experience in the biotechnology and pharmaceutical industry qualifies him to serve on our board of directors.

Carl P. LeBel, Ph.D. has served as our Chief Development Officer since March 2018. In 2017, Dr. LeBel founded LeBel Consulting, LLC, a biopharmaceutical consulting company. Prior to joining our company, from February 2009 until November 2016, Dr. LeBel served as the Chief Scientific Officer of Otonomy, Inc., a biopharmaceutical company where he was responsible for all research and development activities. Dr. LeBel holds a Ph.D. in Biomedical Sciences and Toxicology from Northeastern University and a B.S. in Chemistry from the University of Detroit.

Christopher R. Loose, Ph.D. co-founded our company and has served as our Chief Scientific Officer since January 2016. Since 2014, Dr. Loose has served as an Associate Professor Adjunct of Urology at the Yale School of

Medicine. Dr. Loose co-founded Semprus and served as its Chief Technology Officer from June 2007 until its acquisition by Teleflex in June 2012. Dr. Loose holds a Ph.D. in Chemical Engineering from MIT and a BSE from Princeton University.

Richard Mitrano has served as our Vice President of Finance and Operations since July 2016. From 2012 to 2015, Mr. Mitrano served as the Director of Finance and Operations of Semprus, where he oversaw all accounting and finance operations and provided strategic direction and oversight. Prior to Semprus, Mr. Mitrano was a contract Accounting Manager for Predictive Biosciences, Inc., or Predictive, a diagnostics company, from 2010 to 2012. Prior to Predictive, from 2008 to 2010, Mr. Mitrano served as Corporate Controller of Pioneer Behavioral Health, a company providing behavioral health services. Mr. Mitrano holds a B.A. in Accounting from Bentley University.

Non-Employee Directors

Marc A. Cohen has served as a member of our board of directors and as Executive Chairman since September 2016. Since 2012, Mr. Cohen has served as the Chief Executive Officer of Bublup, Inc., an online knowledge-sharing platform, as well as CoBro Ventures, Inc., an investment management company. Mr. Cohen is also Executive Chairman of C4 Therapeutics and Mana Therapeutics. Mr. Cohen holds an M.S. in Electrical Engineering from Stanford University and a Bachelor’s degree in Engineering Science from Harvard University. We believe Mr. Cohen’s extensive entrepreneurial experience in the life sciences industry qualifies him to serve on our board of directors.

Timothy J. Barberich has served as a member of our board of directors since September 2016. Mr. Barberich also serves on the board of directors of GI Dynamics, Inc., Verastem, Inc., and TScan Therapeutics, Inc. Mr. Barberich previously served as a director for Tokai Pharmaceuticals, Inc. from 2009 to 2017, for HeartWare International, Inc. from 2008 to 2016, for Inotek Pharmaceuticals Corporation from 2016 to 2017, and for Neurovance, Inc. from 2010 to 2016. Mr. Barberich is co-founder, and former CEO and Chairman of Sepracor, Inc. from 1984 to 2009. He holds a B.S. in Chemistry from Kings College. We believe Mr. Barberich’s extensive experience in the life sciences industry qualifies him to serve on our board of directors.

Michael Huang has served as a member of our board of directors since October 2018. Mr. Huang serves as Managing Partner at Taiwania Capital Management Corporation, a venture capital firm. From 2014 to 2017, Mr. Huang served as Chief Executive Officer of NeuroVive Pharmaceutical Asia, Inc., a biopharmaceutical company. Mr. Huang holds an MBA from Rice University, a M.A. in Chemistry from the University of Texas, Arlington, and a B.S. from University of Texas, Austin. We believe Mr. Huang’s extensive investment experience in the life sciences industry qualifies him to serve on our board of directors.

Robert S. Langer, Sc.D., has served as a member of our board of directors since September 2016. Dr. Langer has served as a David H. Koch Institute Professor at the Massachusetts Institute of Technology since 2005. Dr. Langer currently serves on the board of directors of Rubius Therapeutics, Inc., Moderna, Inc., and Puretech Health plc, and previously served on the board of directors of Momenta Pharmaceuticals, Inc., Kala Pharmaceuticals, Inc., Fibrocell Science, Inc. and Millipore Corp. Dr. Langer holds a Sc.D. in Chemical Engineering from MIT and a B.S. in Chemical Engineering from Cornell University. We believe Dr. Langer’s pioneering academic work, extensive medical and scientific knowledge, and experience serving on public company boards of director qualify him to serve on our board of directors.

Joel S. Marcus has served as a member of our board of directors since December 2018. Mr. Marcus currently serves as Executive Chairman of Alexandria Real Estate Equities, Inc., or Alexandria, a real estate investment and development company, and served as the Chief Executive Officer of Alexandria from March 1997 to April 2018. Mr. Marcus also currently serves on the boards of directors of Intra-Cellular Therapies, Inc., MeiraGTx

Holdings plc, and Applied Therapeutics, Inc. Mr. Marcus holds a B.A. and J.D. from the University of California, Los Angeles. We believe Mr. Marcus’ extensive investment experience and service on the boards of directors of public life sciences companies qualify him to serve on our board of directors.

Board composition and election of directors

Director independence

Our board of directors consists of                members. Our board of directors has determined that, of our                directors,                 ,                   , and                 do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The Nasdaq Stock Market LLC, or Nasdaq. There are no family relationships among any of our directors or executive officers.

Classified board of directors

In accordance with our restated certificate of incorporation that will go into effect upon the closing of this offering, or the restated certificate of incorporation, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , , , and , and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be , , and , and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be , , and , and their terms will expire at the third annual meeting of stockholders following this offering.

Our restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Certain of our directors were elected to and currently serve on our board of directors pursuant to a voting agreement among us and several of our largest stockholders. See “Certain relationships and related party transactions—Voting agreement.” This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors.

Board leadership structure

Our board of directors is currently chaired by                 . In connection with this offering, we will implement corporate governance guidelines. These guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of the board in risk oversight

One of the key functions of our board of directors is informed oversight of our risk management process, including oversight over cybersecurity risk management. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Board committees

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the audit committee, compensation committee, and nominating and corporate governance committee operates under a charter that has been approved by our board of directors. Upon our listing on Nasdaq, each committee’s charter will be available under the Corporate Governance section of our website at www.frequencytx.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Audit committee

Our audit committee consists of                 ,                 , and                , with                serving as the chair of the committee. All members of our audit committee meet the requirements for financial sophistication under the applicable Nasdaq rules. Our board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable listing standards of Nasdaq. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of his prior or current employment.

Our board of directors has determined that                 qualifies as an audit committee financial expert within the meaning of the regulations of the Securities Exchange Commission, or SEC, and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, our board has considered                  formal education and previous and current experience in financial and accounting roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

The audit committee’s responsibilities include, among other things:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•	discussing our risk management policies;

•	meeting independently with our internal auditing staff, if any, registered public accounting firm, and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Compensation committee

Our compensation committee consists of                 ,                 , and                 , with                serving as the chair of the committee.                 ,                 , and                 are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act, and our board of directors has determined that all of the members are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities include, among other things:

•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our Chief Executive Officer and our other executive officers;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation discussion and analysis,” to the extent required; and

•	preparing the annual compensation committee report required by SEC rules, to the extent required.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of                 ,                 , and                 , with                serving as chair of the committee. Our board of directors has determined that each of these individuals is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

•

developing and recommending to our board of directors corporate governance guidelines, and reviewing and recommending to our board of directors proposed changes to our corporate governance guidelines from time to time; and

•	overseeing a periodic evaluation of our board of directors.

We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee.

Code of ethics and code of conduct

We intend to adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the effectiveness of the registration statement of which this prospectus is a part, the Code of Conduct will be available on our website at www.frequencytx.com. We intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Global Market concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Executive and director compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the 2018 Summary Compensation Table below. In 2018, our “named executive officers” and their positions were:

•	David L. Lucchino, President and Chief Executive Officer;
•	Christopher Loose, Chief Scientific Officer; and
•	Carl LeBel, Chief Development Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2018 Summary compensation table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2018.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)		Total ($)
David L. Lucchino	2018	367,262	75,000	140,438	150,000	11,000	(4)	743,700
President and Chief Executive Officer

Christopher Loose	2018	316,325	55,000	87,954	113,750	5,105	(4)	578,134
Chief Scientific Officer

Carl LeBel	2018	268,542	5,000	57,377	97,500	49,302	(5)	477,721
Chief Development Officer

(1)	Amounts represent the discretionary portion of annual bonus paid in recognition of 2018 performance under our annual incentive compensation program. Refer to “—2018 Bonuses” below for additional information.

(2)	Amounts represent the full grant date fair value of stock options issued during 2018, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The assumptions used to calculate the grant date fair value of these options are set forth in Note 2 to the consolidated financial statements included in this prospectus.

(3)	Amounts represent incentive compensation awarded in recognition of 2018 individual and company performance under our annual incentive compensation program. Refer to “—2018 Bonuses” below for additional information.

(4)	Consists of employer contributions to 401(k) plan.

(5)	Consists of employer contributions to 401(k) plan and consulting fees earned in 2018 prior to Dr. LeBel beginning employment with the company.

Narrative to summary compensation table

2018 salaries

Each of the named executive officers receives a base salary to provide a fixed component of compensation intended to reflect the executive’s skill set, experience, role and responsibilities. Annual base salaries are reviewed periodically by the board of directors. From January 1, 2018 through February 28, 2018, Mr. Lucchino’s annual base salary was $328,570, and Dr. Loose’s annual base salary was $272,950. Effective March 1, 2018, Mr. Lucchino’s base salary was increased to $375,000 per year, and Dr. Loose’s base salary was increased to $325,000 per year. Dr. LeBel became an employee on March 5, 2018, and his annual base salary was set at $325,000 per year. Prior to his commencing employment, Dr. LeBel provided consulting services to us and received consulting fees at the rate of $500 per hour.

Effective March 1, 2019, Mr. Lucchino’s base salary was increased from $375,000 to $425,000 per year, Dr. Loose’s base salary was increased from $325,000 to $375,000 per year and Dr. LeBel’s base salary was increased from $325,000 to $360,000 per year.

2018 bonuses

We offer our named executive officers the opportunity to earn annual performance bonuses to compensate them for attaining short-term company and individual goals established by our board of directors. Each named executive officer has an established target annual performance bonus amount. The 2018 target annual bonus amounts for our named executive officers, expressed as percentages of their respective annual base salaries, were 40% for Mr. Lucchino, 35% for Dr. Loose and 30% for Dr. LeBel. The 2018 corporate goals for each of the named executive officers related to fundraising, product development and business development, and the 2018 individual goals related to the named executive officer’s area of responsibility within the Company. No specific payment formula or specific weightings were established.

In March 2019, the board of directors evaluated the named executive officers’ performance against the relevant bonus goals and, in recognition of their assistance in bringing about a successful resolution to litigation against the Company as well as executing vital licensing agreements, elected to pay our named executive officers discretionary cash bonuses in addition to the amounts earned by them under the Company’s pre-established annual bonus program for 2018. The actual bonuses awarded to the named executive officers for 2018 performance are set forth above in the 2018 Summary Compensation Table.

Equity compensation

We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program. Our stock options generally allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. Our initial stock option grants to new employees typically vest as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following three years, subject to the holder’s continued employment with us. Subsequent grants typically vest ratably on a monthly basis over four years following the date of grant.

The following table sets forth the stock options granted to our named executive officers in 2018.

Named executive officer	2018 Stock options granted
David L. Lucchino	2,232,377
Christopher Loose	1,398,093
Carl LeBel	900,000

These stock options were granted under our 2014 Stock Incentive Plan, or the Existing Plan, with exercise prices equal to $0.09, which the board of directors determined to be the fair market value of our common stock on the date of grant. The stock options granted to Mr. Lucchino and Dr. Loose vest in 48 equal monthly installments beginning January 1, 2018, subject to continued employment through each applicable vesting date. The stock options granted to Dr. LeBel vest as to 25% of the underlying shares on February 28, 2019 and in equal monthly installments on the 28th of each month over the following three years thereafter, subject to continued employment through each applicable vesting date.

We granted performance-based options under the Existing Plan to our named executive officers on April 17, 2019, with exercise prices equal to $0.50, which the board of directors determined to be the fair market value of our common stock on the date of grant. Each named executive officer’s performance-based options are split equally between options that vest upon achievement of (i) an exit milestone, (ii) a clinical trial milestone and (iii) a licensing milestone. Mr. Lucchino received 1,947,132 performance options (649,044 of which are exit-based), Dr. Loose received 1,298,088 performance options (432,696 of which are exit-based) and Dr. LeBel received 475,965 performance options (158,655 of which are exit-based). The exit-based options will vest in full on the date of the closing of this offering, subject to the named executive officer’s continuous employment through such date.

In connection with this offering, we intend to adopt a 2019 Incentive Award Plan, referred to below as the 2019 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates to enable our company and certain of its affiliates to obtain and retain services of these individuals, which we consider to be essential to our long-term success. Following the effective date of the 2019 Plan, we do not intend to make any further grants under the Existing Plan. However, the Existing Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2019 Plan, please see the section titled “Incentive compensation plans” below.

Other elements of compensation

Retirement plan

We maintain a 401(k) retirement savings plan for our employees, or the 401(k) Plan, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) Plan on the same terms as other full-time employees. Under this plan, we match 100% of the first 4% of participants’ contributions. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) Plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Health and welfare plans

During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.

Outstanding equity awards at 2018 fiscal year-end

The following table summarizes the outstanding equity incentive plan awards for each named executive officer as of December 31, 2018.

			Option awards				Stock awards
Name	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(6)
David L. Lucchino	5-22-2018	(1)	511,586	1,720,791	0.09	5-21-2028	—	—
	6-29-2017	(2)	263,541	658,855	0.09	6-28-2027	—	—
	11-13-2014	(3)	—	—	—	—	416,667	108,333
Christopher Loose	5-22-2018	(4)	320,396	1,077,697	0.09	5-21-2028	—	—
	6-29-2017	(2)	150,000	312,500	0.09	6-28-2027	—	—
	3-6-2015	(3)	—	—	—	—	416,667	108,333
Carl LeBel	3-12-2018	(5)	—	900,000	0.09	3-11-2028	—	—

(1)	The option vests in 48 equal monthly installments beginning January 1 of the year of grant, subject to continued employment through each applicable vesting date. The option vests in full in the event of a change of control of the Company, subject to continued employment with the Company through such change of control.

(2)	The option vests in 48 equal monthly installments beginning January 1 of the year of grant, subject to continued employment through each applicable vesting date and potential accelerated vesting upon a qualifying termination following a change in control, as described below in “—Executive compensation arrangements.”

(3)	Represents restricted shares of Company common stock subject to forfeiture under the terms of restricted stock agreements with the Company. The restricted stock vests and the forfeiture restrictions lapse in equal monthly installments through March 30, 2020.

(4)	The option vests in 48 equal monthly installments beginning January 1 of the year of grant, subject to continued employment through each applicable vesting date. The option will accelerate and vest in full in the event of a change of control of the Company in connection with or following which Dr. Loose’s employment with the Company is terminated without cause by the Company or by Dr. Loose for good reason.

(5)

The option vests as to 25% of the underlying shares on February 28, 2019 and in equal monthly installments on the 28th of each month over the following three years thereafter, subject to continued employment through each applicable vesting date.

(6)	Amounts based on a December 31, 2018 common stock valuation of $0.26 per share.

Executive compensation arrangements

We have entered into employment agreements or offer letters with Mr. Lucchino and Drs. Loose and LeBel. The material terms of these agreements are described below.

Mr. Lucchino

We entered into an employment agreement with Mr. Lucchino on June 1, 2016, which was amended on August 30, 2018, pursuant to which we employ Mr. Lucchino as our President and Chief Executive Officer. The employment agreement also provides for Mr. Lucchino to serve as a member of our board of directors for as long as he is employed as our Chief Executive Officer. The employment agreement has an indefinite term.

The employment agreement provides for Mr. Lucchino’s annual performance bonus to be based on the attainment of predetermined performance objectives agreed upon between Mr. Lucchino and our board of directors. Mr. Lucchino is entitled to purchase up to $250,000 of our securities during each preferred stock financing round or public offering on the same terms as other cash investors in the financing round or public offering. In the event of certain corporate transactions, including a spin-off of assets or a restructuring, Mr. Lucchino is entitled to the same relative ownership percentage in the resulting entity or entities as he had in the Company immediately before the corporate transaction. If a “change in control” (as such term is defined in his employment agreement) occurs, all of Mr. Lucchino’s time-based equity awards will accelerate and vest.

If we terminate Mr. Lucchino’s employment without “cause”, he resigns for “good reason” or his employment terminates as a result of “disability” (as such terms are defined in the employment agreement) or death, subject to his execution and non-revocation of a release in favor of the Company, he is entitled to receive the following termination payments: (i) twelve months’ base salary, (ii) 100% of his target annual bonus and (iii) a pro-rated portion of his annual target bonus based on the portion of the year he was employed by the Company. The payments under clauses (i)-(iii) are payable in a single lump sum on the first payroll date following the 60th day after his termination of employment. Mr. Lucchino may also receive up to twelve months’ continued coverage, at the Company’s expense, under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, if he elects such continued coverage. In addition to the termination payments, all time-based equity awards granted to Mr. Lucchino will accelerate and vest as to the number of shares that would have vested had he remained employed for an additional six months following his date of termination. If such a qualifying termination occurs following a “change in control”, subject to his execution and non-revocation of a release, Mr. Lucchino will be entitled to receive the same termination payments except (i) the severance payment will be equal to eighteen months’ base salary and (ii) all equity awards held by Mr. Lucchino will accelerate and vest (including performance vesting awards, which will vest at target level of achievement).

Mr. Lucchino is also party to restrictive covenant agreements, pursuant to which he has agreed to refrain from competing with us or soliciting our customers or employees during his employment and for one year following termination of his employment and from disclosing our proprietary information during or at any time following his employment.

Dr. Loose

We entered into an employment agreement with Dr. Loose on April 27, 2016, pursuant to which we employ Dr. Loose as our Chief Scientific Officer. The employment agreement has an indefinite term.

The employment agreement for Dr. Loose provides for an annual performance bonus to be based on the attainment of predetermined individual and company performance objectives agreed upon between Dr. Loose and the Company.

In the event we terminate Dr. Loose’s employment without “cause” or he resigns for “good reason” (as such terms are defined in the employment agreement), subject to his execution and non-revocation of a release in favor of the Company, he is entitled to receive the following termination payments: (i) twelve months’ continued base salary in equal installments following his termination, (ii) 100% of his target annual bonus paid in a lump sum within fourteen days following his execution of the release and (iii) if he makes an election, up to twelve months continued coverage under COBRA, with the Company paying the same portion of the COBRA premiums as it pays for active employees. If such a qualifying termination occurs within twelve months following a “change in control” (as defined in his employment agreement), Dr. Loose’s equity awards, including all unvested restricted stock and stock options, will accelerate and vest in respect of 100% of the shares subject thereto.

Dr. Loose is party to restrictive covenant agreements, pursuant to which he has agreed to refrain from competing with us or soliciting our customers or employees during his employment and for one year following termination of his employment and from disclosing our proprietary information during or at any time following his employment.

Dr. LeBel

We entered into an offer letter agreement with Dr. LeBel on February 22, 2018, pursuant to which he became an employee on March 5, 2018.

The offer letter provides for Dr. LeBel’s annual performance bonus to be based on the attainment of predetermined individual and company performance objectives agreed upon between Dr. LeBel and Mr. Lucchino.

Dr. LeBel is party to restrictive covenant agreements, pursuant to which he has agreed to refrain from competing with us or soliciting our customers or employees during his employment and for one year following termination of his employment and from disclosing our proprietary information during or at any time following his employment.

Director compensation

Historically, our non-employee directors have not received cash compensation for their services and have instead, from time to time, been compensated with stock option awards in amounts determined by our board of directors. In 2018, our non-employee directors each received stock option awards on May 22, 2018 with exercise prices equal to $0.09 per share and in the following amounts to account for dilution from the Company’s Series A financing completed in June 2018: Mr. Cohen received a grant of 674,523 options, Mr. Kozin received a grant of 174,761 options, Dr. Langer received a grant of 1,213,331 options and Mr. Barberich received a grant of 174,761 options, which, in each case, vest ratably on a monthly basis over four years beginning January 1, 2018. Mr. Lucchino, our President and Chief Executive Officer, serves on our board of directors but does not receive additional compensation for his service as a director. Refer to the discussion of named executive officer compensation elsewhere in this section for information regarding Mr. Lucchino’s 2018 compensation.

2018 Director compensation table

Name	Option awards ($)(1)		All other compensation ($)		Total ($)
Marc A. Cohen	42,434		—		42,434
Marc Kozin(2)	26,458	(6)	—		26,458
Robert S. Langer	76,330		60,000	(3)	136,330
Timothy Barberich	10,994		—		10,994
Fred Shane(4)	—		—		—
Joel S. Marcus(5)	—		—		—

(1)	Amounts represent the full grant date fair value of stock options issued during 2018, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The assumptions used to calculate the grant date fair value of all option awards made to our directors are set forth in Note 2 to the consolidated financial statements included in this prospectus.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2018 by each non-employee director who served on our board of directors in 2018.

Name	Options outstanding at fiscal year end	Unvested restricted shares outstanding at fiscal year end
Marc A. Cohen	999,523	—
Marc Kozin	382,111	—
Robert S. Langer	1,498,331	416,667
Timothy Barberich	382,111	44,119
Fred Shane	—	—
Timothy Barberich	—	—

(2)	Mr. Kozin resigned from our board of directors on August 24, 2018.

(3)	Amounts represent consulting fees paid pursuant to an oral consulting agreement with the Company. The agreement entitles Dr. Langer to $5,000 in consulting fees per month until it is terminated either by the Company upon six months’ notice or by Dr. Langer upon 30 days’ notice.

(4)	Mr. Shane ceased serving on our board of directors on March 22, 2019.

(5)	Mr. Marcus was elected to our board of directors on December 26, 2018.

(6)	In connection with Mr. Kozin’s resignation from our board of directors, we accelerated the vesting of stock options held by him and amended the terms of the options to extend the date through which Mr. Kozin may exercise the options to ten years from their respective dates of grant. The amount shown in this column for Mr. Kozin includes $15,464, which is the incremental fair value of the modified options, calculated as of the modification date in accordance with ASC Topic 718.

We intend to approve and implement a compensation program for our non-employee directors that will become effective on the effectiveness of registration statement for this offering. The terms of the program have not yet been determined. We expect to provide a description of the compensation to be provided to our non-employee directors in a future filing.

Incentive compensation plans

The following summarizes the material terms of the 2019 Plan and the 2019 Employee Stock Purchase Plan, which will be the long-term incentive compensation plans in which our directors and named executive officers are eligible to participate following the consummation of this offering, and the Existing Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and named executive officers.

2019 incentive award plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2019 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to our company. The material terms of the 2019 Plan are summarized below.

Eligibility and administration

Our employees, consultants and directors, along with employees and consultants of our subsidiaries, will be eligible to receive awards under the 2019 Plan. The 2019 Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2019 Plan, Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2019 Plan, to interpret the 2019 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2019 Plan as it deems advisable. The plan administrator will also have the authority to grant awards, determine which eligible service providers receive awards and set the terms and conditions of all awards under the 2019 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2019 Plan.

Shares available for awards

An aggregate of                shares of our common stock will initially be available for issuance under the 2019 Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2020 and ending in and including 2029, equal to the lesser of (A)    % of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by our board of directors. No more than                 shares of common stock may be issued under the 2019 Plan upon the exercise of incentive stock options. Shares issued under the 2019 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2019 Plan or the Existing Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2019 Plan. Awards granted under the 2019 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2019 Plan but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options, or ISOs.

Awards

The 2019 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2019 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2019 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2019 Plan.

•

Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2019 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2019 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2019 Plan and replacing or terminating awards under the 2019 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2019 Plan as it deems appropriate to reflect the transaction.

Provisions of the 2019 plan relating to director compensation.

The 2019 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2019 Plan’s limitations. Prior to commencing this offering, we intend to approve and implement a compensation program for our non-employee directors, as described above under the heading “Director compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2019 Plan as compensation for services as a non-employee director during any fiscal year may not exceed $            in the fiscal year of the non-employee director’s initial service and $            in any other fiscal year. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the 2019 Plan.

Plan amendment and termination

Our board of directors may amend or terminate the 2019 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2019 Plan, may materially and adversely affect an award outstanding under the 2019 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator can, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2019 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2019 Plan after its termination.

Foreign participants, claw-back provisions, transferability and participant payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2019 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2019 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2019 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

2019 employee stock purchase plan

Effective the day prior to the first public trading date of our common stock, we intend to adopt and ask our stockholders to approve the 2019 Employee Stock Purchase Plan, or the 2019 ESPP, the material terms of which are summarized below.

Shares available for awards; administration

A total of                shares of our common stock will initially be reserved for issuance under the 2019 ESPP. In addition, the number of shares available for issuance under the 2019 ESPP will be annually increased on January 1 of each calendar year beginning in 2020 and ending in and including 2029, by an amount equal to the

lesser of (A)     % of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than                 shares of our common stock may be issued under the 2019 ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2019 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2019 ESPP.

Eligibility

All of our employees are eligible to participate in the 2019 ESPP. However, an employee may not be granted rights to purchase stock under our 2019 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of rights

The 2019 ESPP is intended to qualify under Section 423 of the Code, and stock will be offered under the 2019 ESPP during specific offering periods. The length of the offering periods under the 2019 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2019 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2019 ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the 2019 ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2019 ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation in the 2019 ESPP ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2019 ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Certain transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2019 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan amendment

The plan administrator may amend, suspend or terminate the 2019 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2019 ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the 2019 ESPP or changes the 2019 ESPP in any manner that would cause the 2019 ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

2014 equity incentive plan

Our board of directors and stockholders have approved our Existing Plan, under which we may grant stock options and other stock-based awards to employees, directors and consultants of our company or its affiliates. We have reserved a total of 57,591,322 shares of our common stock for issuance under the Existing Plan.

Following the effectiveness of the 2019 Plan, we do not intend to make any further grants under the Existing Plan. However, the Existing Plan will continue to govern the terms and conditions of the outstanding awards granted under it. Shares of our common stock subject to awards granted under the Existing Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2019 Plan are not issued under the Existing Plan will be available for issuance under the 2019 Plan.

Eligibility and administration

Our employees, officers, and directors, along with consultants and advisors to the Company, are eligible to receive awards under the Existing Plan. Our board of directors or a committee thereof is authorized to administer the Existing Plan. Subject to the express terms and conditions of the Existing Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, alter and/or rescind rules, guidance and practices for the administration of the Existing Plan. Our board may delegate to one or more officers of the Company the power to grant stock options and other equity awards to employees of the Company and to exercise such other powers under the Existing Plan as our board may determine; however, our board will fix the terms of such equity awards and the maximum number of shares subject to the awards, and no officer is authorized to grant such equity awards to any “executive officer” (as defined by Rule 3b-7 under the Exchange Act or to any “officer” of the Company (as defined by Rule 16a-1 under the Exchange Act). The plan administrator also sets the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions.

Awards

The Existing Plan provides for the grant of stock options (including NSOs and ISOs), restricted stock, RSUs, stock appreciation rights and other equity-based awards. As of the date of this prospectus, awards of stock options are outstanding under the Existing Plan.

Certain transactions

The plan administrator has broad discretion to adjust the provisions of the Existing Plan and the terms and conditions of existing and future awards, including with respect to the aggregate number and kind of shares subject to the Existing Plan and awards granted pursuant to the Existing Plan and the purchase or exercise price of awards granted pursuant to the Existing Plan, in order to prevent substantial dilution or enlargement of the rights of participants under the Existing Plan in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, recapitalizations, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, assumption, substitution or conversion of awards in the event of a “reorganization event” (as such term is defined in the Existing Plan) and may also provide notice to participants prior to a “reorganization event” of a specified number days to exercise outstanding vested awards prior to termination of such vested awards.

Amendment and termination

Our board of directors or compensation committee (to the extent permitted by law) may terminate, amend or modify the Existing Plan at any time and from time to time, provided that if the compensation committee determines that the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may be adversely affected, the consent of such participant will be required. Furthermore, we must generally obtain stockholder approval to increase the number of shares available under the Existing Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Certain relationships and related party transactions

The following is a summary of transactions since January 1, 2016, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than matters described in the section titled “Executive and director compensation.” We also describe below certain other transactions with our directors, executive officers, and stockholders.

Convertible promissory notes

From June 2015 to November 2016, we issued and sold convertible promissory notes, which converted into our Series A convertible preferred stock, in an aggregate principal amount of $14.3 million.

Series A preferred stock

From March 2017 to June 2018, we completed (i) the sale of an aggregate of 37,538,388 shares of Series A convertible preferred stock at a purchase price of $0.75 per share for an aggregate purchase price of approximately $28.2 million and (ii) issued 24,990,119 shares of Series A convertible preferred stock in connection with the conversion of convertible promissory notes at a conversion price of $0.60 per share.

Series B preferred stock

From October 2018 to February 2019, we completed the (i) sale of an aggregate of 36,306,533 shares of Series B convertible preferred stock at a purchase price of $0.920439 per share for an aggregate purchase price of approximately $38.5 million and (ii) issued 5,839,463 shares of Series B convertible preferred stock in connection with the conversion of convertible promissory notes at a conversion price of $0.874417 per share.

Series C preferred stock

In July 2019, we completed the sale of an aggregate of 39,492,960 shares of our Series C convertible preferred stock at a purchase price of $1.569884 per share for an aggregate gross proceeds of approximately $62.0 million.

The following table sets forth the aggregate amount of convertible promissory notes and the number of shares of convertible preferred stock acquired by the holders of 5% or more of our outstanding voting stock and certain of our executive officers and directors and their affiliated entities. Each share of preferred stock will convert into one share of common stock upon the closing of this offering.

Participants	Total amount of promissory notes purchased	Total Series A shares purchased	Total Series B shares purchased	Total Series C shares purchased

5% or Greater Stockholders(1)
Perceptive Life Sciences Master Fund, Ltd.	—	—	—	12,739,794
Taiwania Capital Buffalo II Bioventures, L.P.	—	—	8,691,504	382,193
Directors and Officers(1)	—	—	—	—
David L. Lucchino	$25,000	43,989	27,160	—
Christopher R. Loose, Ph.D.	$25,000	45,182	—	—
Marc A. Cohen(2)	$500,000	2,234,588	543,219	163,388
Timothy J. Barberich(3)	$100,000	506,278	543,219	63,698
Joel S. Marcus(4)	$500,000	5,696,487	3,118,161	—
Glenn R. Dubin(5)	—	—	3,585,244	700,688
Michael Huang(6)	—	—	8,691,504	382,193
Fred Shane(7)	—	—	—	191,096

(1)	Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the caption “Principal stockholders.”

(2)	Includes shares purchased by The Marc A. Cohen Revocable Trust, of which Marc A. Cohen is the trustee.

(3)	Includes shares purchased by The Barberich Family Trust, of which Timothy J. Barberich is the trustee.

(4)	Includes 2,161,974 shares of Series A convertible preferred stock purchased by Alexandria Real Estate Equities, Inc., or Alexandria, and 2,278,345 shares of Series B convertible preferred stock purchased by Alexandria Venture Investments, LLC, an affiliate of Alexandria. Mr. Marcus is the executive chairman of Alexandria.

(5)	Includes shares purchased by DF Investment Partners, LLC, an entity affiliated with Mr. Dubin. Mr. Dubin resigned from our board of directors in July 2019.

(6)	Includes shares purchased by Taiwania Capital Buffalo II Bioventures, L.P., or Taiwania, an entity affiliated with Mr. Huang.

(7)	Includes shares purchased by Axil Life Science & Healthcare Fund I L.P., or Axil, an entity affiliated with Mr. Shane. Mr. Shane served on our board of directors from October 2018 to March 2019. Axil is also the holder of shares of Series A preferred stock and Series B preferred stock of our subsidiary, Frequency Japan K.K., or Frequency Japan. See “—Frequency Japan.”

Lease

In December 2016, we entered into a lease for laboratory, office and storage facilities in Woburn, Massachusetts with ARE-MA Region No. 20, LLC, an entity affiliated with Alexandria. In addition, the Company leases an office in Cambridge, Massachusetts on a monthly basis from an entity affiliated with Alexandria. Joel S. Marcus, one of our directors, is executive chairman of Alexandria. Under the lease, which expires in January 2022, we pay monthly base rent and operating expenses. The total rent paid under these leases was $323 thousand and $340 thousand for the years ended December 31, 2017 and 2018, respectively. The total rent expense under the lease for the six months ended June 30, 2019 was $175 thousand. Aggregate future rental payments under the lease were $976 thousand as of December 31, 2018.

Frequency Japan

In January 2018, our Japanese subsidiary Frequency Japan completed the sale of 2,000,000 shares of its Series A preferred stock to Axil at a purchase price of 100 yen ($0.9272997) per share, for an aggregate purchase price of approximately 200.0 million yen ($1.8 million). In October 2018, Frequency Japan completed the sale of 2,248,200 shares of Series B preferred stock to Axil at a purchase price of 100 yen ($0.9272997) per share, for an aggregate purchase price of approximately 224.8 million yen ($2.1 million). Translations from yen to dollars are based on the 107.84 yen to $1.00 exchange rate as of June 28, 2019.

In connection with each such sale, we entered into a purchase option agreement with Axil which provides that, upon the closing of this offering, Axil has the option to convert its shares of Series A preferred stock and Series B preferred stock of Frequency Japan into 2,000,000 and 2,248,000 shares of our common stock, respectively. In the event that certain liquidation events occur prior to the conversion of Axil’s preferred shares in Frequency Japan, Axil has a right to sell, and we have a right to buy, all the shares of Series A preferred stock and Series B preferred stock of Frequency Japan held by Axil at a purchase price approximately equal to what Axil would have received if Axil had elected to convert its shares of Series A preferred stock and Series B preferred stock of Frequency Japan into shares of our common stock. Fred Shane served on our board of directors from October 2018 to March 2019 and is affiliated with Axil.

Investors’ rights agreement

We are party to a second amended and restated investors’ rights agreement, or the Investors’ Rights Agreement, with each holder of our preferred stock, which includes each holder of more than 5% of our capital stock and certain of our directors and executive officers. The Investors’ Rights Agreement imposes certain affirmative obligations on us, and also grants certain rights to the holders, including certain information rights, rights to participate in future stock issuances, and certain registration rights with respect to the registrable securities held by them. See “Description of capital stock—Registration rights” for additional information. Except for the registration rights described in the previous sentence, these rights will terminate and be of no further force or effect immediately before the consummation of this offering.

Voting agreement

We are party to a second amended and restated voting agreement, or the Voting Agreement, pursuant to which the stockholders party to the Voting Agreement have agreed to elect (i) one director designated by the holders of a majority of the outstanding shares of our Series A convertible preferred stock and Series A-1 convertible preferred stock, who is currently Marc A. Cohen, (ii) one director designated by Axil Life Science & Healthcare Fund I Investment Limited Partnership or Taiwania, who is currently Michael Huang, (iii) one director designated by Perceptive Life Sciences Master Fund, Ltd., or Perceptive, who has not designated a director, (iv) our chief executive officer, (v) one director designated by the holders of a majority of the outstanding shares of our common stock, who is currently Robert S. Langer, Sc.D., (vi) one director who is independent from the company and any stockholder party to the Voting Agreement and designated by a majority of the other directors, who is currently Timothy J. Barberich, and (vii) two directors who are designated by a majority of the other directors, who is currently Joel S. Marcus with the second designation vacant. The Voting Agreement will terminate by its terms in connection with the consummation of this offering, and none of our stockholders will have any continuing rights pursuant to the Voting Agreement regarding the election or designation of members of our board of directors following this offering.

Right of first refusal and co-sale agreement

We are party to a second amended and restated right of first refusal and co-sale agreement, or the First Refusal and Co-Sale Agreement, with certain holders of our common stock, or the Key Holders, and each holder of our convertible preferred stock, which includes each holder of more than 5% of our capital stock and certain of our directors and executive officers, pursuant to which we have a right of first refusal in respect of certain sales of securities by our Key Holders. To the extent we do not exercise such right in full, the holders of convertible preferred stock are granted certain rights of first refusal and co-sale in respect of such sale. The First Refusal and Co-Sale Agreement will terminate immediately prior to the consummation of this offering.

Indemnification agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer (and in certain cases their related venture capital funds) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies and procedures for related person transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s, length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                 , 2019 by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of                 , 2019 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Applicable percentage ownership prior to the offering is based on shares of common stock outstanding as of                 , 2019, assuming the conversion of all outstanding shares of our preferred stock into shares of common stock, which will occur upon the closing of this offering, and in the case of percentage ownership after the offering, is based on shares of common stock outstanding after the offering, assuming no exercise by the underwriters of their option to purchase additional shares. Unless noted otherwise, the address of all listed stockholders is 19 Presidential Way, Woburn, MA, 01801. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares beneficially owned		Shares beneficially owned
	prior to offering		after offering
Name of beneficial owner	Number	Percentage	Number	Percentage

5% or Greater Stockholders
Perceptive Life Sciences Master Fund, Ltd.(1)		%		%
Taiwania Capital Buffalo II Bioventures, L.P.(2)

Named Executive Officers and Directors
David L. Lucchino(3)
Christopher R. Loose, Ph. D.(4)
Carl P. LeBel, Ph.D.(5)
Marc A. Cohen(6)
Timothy J. Barberich(7)
Michael Huang(2)
Robert S. Langer, Sc.D.(8)
Joel S. Marcus(9)
All executive officers and directors as a group (9 persons)(10)

*	Less than 1%.

(1)	The address of Perceptive Life Sciences Master Fund, Ltd. is c/o Perceptive Advisors LLC, 51 Astor Place, 10th Floor, New York, New York 10003. Perceptive Advisors LLC serves as the investment advisor to Perceptive Life Sciences Master Fund, Ltd., and Joseph Edelman is the managing member of Perceptive Advisors LLC.

(2)	Taiwania Capital Management Corporation (“Taiwania”) is the investment manager of Taiwania Capital Buffalo II Bioventures, L.P. Michael Huang, one of our directors, is the Managing Partner of Taiwania. The address of Taiwania Capital Buffalo II Bioventures, L.P. is c/o Taiwania Capital Management Corporation, R1806, No. 333, Sec. 1, Keelung Road, Taipei City 110, Taiwan.

(3)	Consists of (i) shares of common stock, and (ii) shares of common stock which Mr. Lucchino has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019.

(4)	Consists of (i) shares of common stock and (ii) shares of common stock which Dr. Loose has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019.

(5)	Consists of shares of common stock which Dr. LeBel has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019.

(6)	Consists of (i) shares of common stock, and (ii) shares of common stock which Mr. Cohen has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019. Mr. Cohen holds revocable proxies over shares of our common stock.

(7)	Consists of (i) shares of common stock, (ii) shares of common stock which Mr. Barberich has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019, and (iii) shares of common stock held by The Barberich Family Trust, of which Timothy J. Barberich is the trustee.

(8)	Consists of (i) shares of common stock and (ii) shares of common stock which Dr. Langer has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019.

(9)	Consists of (i) shares of common stock and (ii) shares of common stock which Mr. Marcus has the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019, and (iii) shares of common stock held by Alexandria Venture Investments, LLC, an entity affiliated with Alexandria Real Estate Equities, Inc., of which Mr. Marcus is the co-founder and the executive chairman.

(10)	Consists of (i) shares of common stock and (ii) shares of common stock which the executive officers and directors have the right to acquire pursuant to outstanding share options, including options that will be exercisable within 60 days of , 2019.

Description of capital stock

General

The following description summarizes some of the terms of our restated certificate of incorporation and restated bylaws that will become effective upon the closing of this offering, the stockholders’ agreement and of the General Corporation Law of the State of Delaware. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. The description of our common stock and preferred stock reflects changes to our capital structure that will occur immediately prior to the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.001 per share.

As of                 , 2019 there were                  shares of our common stock outstanding and                  shares of our common stock issuable upon the automatic conversion of all outstanding shares of our convertible preferred stock in connection with this offering, held of record by                  stockholders.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matters. Our restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our restated certificate of incorporation. See below under “—Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws—Amendment of charter provisions.” Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid, and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of                 , 2019, options to purchase                  shares of our common stock were outstanding under our 2014 Plan, of which                were unvested as of that date.

Registration rights

The Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “Registrable Securities” held by them, which securities include (1) the shares of our common stock issuable or issued upon the conversion of shares of our convertible preferred stock, (2) any shares of our common stock, or any common stock issued or issuable upon conversion and/or exercise of any of our securities acquired by the parties after the date of the Investors’ Rights Agreement, and (3) any shares of our common stock issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares described in the foregoing clauses (1) and (2). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares, subject to the holders accepting the terms of the underwriting as agreed upon between the Company and its underwriters and in a quantity that the underwriters determine will not jeopardize the success of the offering, under the Securities Act when the applicable registration statement is declared effective. Under the Investors’ Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investors’ Rights Agreement also includes customary indemnification and procedural terms.

Holders of                  shares of our common stock (including shares issuable upon the conversion of our convertible preferred stock) are entitled to such registration rights pursuant to the Investors’ Rights Agreement.

Form S-1 registration rights

If at any time beginning 180 days after the closing date of this offering the holders of at least 40% of the registrable securities request in writing that we effect a registration with respect to at least 25% of such registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million), we shall be required to register their shares; provided, however, that we will be able to defer such registration if it is the good faith judgment of the company’s Board of Directors that it would be materially detrimental to the Company and its stakeholder for such registration to be filed; provided, further, that this right may not be invoked more than once in any 12 month period. We are obligated to effect at most two registrations in response to these demand registration rights. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback registration rights

If at any time after this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 registration rights

If, at any time after we become entitled under the Securities Act to register our shares on a registration statement on Form S-3, the holders of the registrable securities request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $1,000,000, net of expenses borne by the holders, we will be required to effect such registration; provided, however, that we will be able to defer such registration if it is the good faith judgment of the company’s Board of Directors that it would be materially detrimental to the Company and its stakeholder for such registration to be filed; provided, further, that this right may not be invoked more than once in any 12 month period.

Expenses and indemnification

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing and qualification fees, printing and accounting fees, fees and disbursements of our counsel, and reasonable fees and disbursements of a counsel for the selling securityholders. Additionally, we have agreed to indemnify selling stockholders for damages, and any legal or other expenses reasonably incurred, arising from or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement, an omission or alleged omission to state a material fact required to be stated in any registration statement or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party of securities laws, subject to certain exceptions.

Termination of registration rights

The registration rights expire on the earlier of (1) the date that is five years after the closing of this offering, (2) with respect to each stockholder, at such time as such stockholder can sell all of its shares pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act during any three month period without registration, or (3) the closing of a Deemed Liquidation Event, as defined in our restated certificate of incorporation.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

Some provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder meetings

Our restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Our restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Staggered board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board composition and election of directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

Our restated certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders not entitled to cumulative voting

Our restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware anti-takeover statute

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of forum

Our restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Under our restated certificate of incorporation, this exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. Our restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of charter provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon. The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on liability and indemnification matters

Our restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, we agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be                 .

Stock exchange listing

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “FREQ.”

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock, assuming the issuance of                  shares of common stock offered by us in this offering, the automatic conversion of all outstanding shares of our convertible preferred stock into                  shares of our common stock and no exercise of options after                 , 2019. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the resale restrictions described below, other than the holding period requirement.

The remaining                  shares of our common stock will be “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately                  shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

In addition, of the                  shares of our common stock that were subject to stock options outstanding as of                 , 2019, options to purchase                  shares of common stock were vested as of                and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-up agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months, would be entitled to sell in “broker’s transactions,” or certain “riskless principal transactions,” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Upon the closing of this offering, the holders of                  shares of our common stock, which includes all of the shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of capital stock—Registration rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement described above.

Material U.S. federal income tax consequences to non-U.S. holders

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and do not currently intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to the discussion below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. holders subject to special rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons for whom our common stock constitutes “qualified small business stock” under Section 1202 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities all of the interests of which are held by a qualified foreign pension fund; and

•	tax-qualified retirement plans.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS LEGAL OR TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a non-U.S. holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section titled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or other taxable disposition.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussions below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty). Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of an applicable income tax treaty. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for such lower rate under an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. A non-U.S. holder that does not timely furnish the required documentation but that qualifies for a reduced treaty rate may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then the non-U.S. holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. This certification must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Any such effectively connected dividends will be subject to U.S. federal income on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or other taxable disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471-1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Cowen and Company, LLC
Mizuho Securities USA LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and substantially all of our securityholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, shares of common stock or such other securities which may be deemed to be beneficially owned by the security holder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to do any of the foregoing.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our common stock approved for listing on The Nasdaq Global Market under the symbol “FREQ.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of our common stock will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(1) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(2) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

(3) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Legal matters

The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm own shares of our convertible preferred stock which will be converted into less than 1% of our common stock prior to the completion of this offering.

Experts

The consolidated financial statements of Frequency Therapeutics, Inc. as of December 31, 2017 and 2018 and for each of the years in the two-year period ended December 31, 2018 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, and are included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Frequency Therapeutics, Inc.

Consolidated financial statements

As of December 31, 2017 and 2018

Frequency Therapeutics, Inc.

Consolidated financial statements

As of December 31, 2017 and 2018

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Frequency Therapeutics, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Frequency Therapeutics, Inc. and its subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of operations, convertible preferred stock, non-controlling interest, and stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2017.

Boston, Massachusetts

July 18, 2019

Frequency Therapeutics, Inc.

Consolidated financial statements

As of December 31, 2017 and 2018

Consolidated balance sheets

(in thousands, except share and per share amounts)

	December 31, 2017	December 31, 2018

Assets

Current assets:
Cash	$17,937	$42,189
Grant receivable	—	161
Prepaid expenses and other current assets	18	587

Total current assets	17,955	42,937
Property and equipment, net	1,729	1,511
Other assets	103	100

Total assets	$19,787	$44,548

Liabilities, Convertible Preferred Stock, Non-Controlling Interest and Stockholders’ Deficit

Current liabilities:
Accounts payable	$994	$1,863
Accrued expenses	1,072	1,749
Other current liabilities	159	161

Total current liabilities	2,225	3,773
Long-term liabilities	510	349

Total liabilities	2,735	4,122

Series B convertible preferred stock, $0.001 par value; 49,296,987 shares authorized at December 31, 2018; 41,857,005 shares issued and outstanding at December 31, 2018	—	38,224
Series B-1 convertible preferred stock, $0.001 par value; 10,000 shares authorized, issued and outstanding at December 31, 2018	—	9
Series A convertible preferred stock, $0.001 par value; 67,000,000 and 64,891,735 shares authorized at December 31, 2017 and December 31, 2018, respectively; 62,528,507 shares issued and outstanding at December 31, 2017 and December 31, 2018	46,694	46,694
Series A-1 convertible preferred stock, $0.001 par value; 10,000 shares authorized, issued and outstanding at December 31, 2018	—	8

Non-controlling interest	—	3,773

Stockholders’ deficit:
Common stock, $0.001 par value; 100,000,000 and 165,000,000 shares authorized at December 31, 2017 and December 31, 2018, respectively; 13,162,752 and 14,041,570 shares issued and outstanding at December 31, 2017 and December 31, 2018, respectively	13	14
Additional paid-in capital	265	792
Accumulated deficit	(29,920)	(49,088)

Total stockholders’ deficit	(29,642)	(48,282)

Total liabilities, convertible preferred stock, non-controlling interest and stockholders’ deficit	$19,787	$44,548

See accompanying notes.

Frequency Therapeutics, Inc.

Consolidated financial statements

As of December 31, 2017 and 2018

Consolidated statements of operations

(in thousands, except share and per share amounts)

	Year ended December 31
	2017	2018
Revenue	$—	$—

Operating expenses:
Research and development	11,966	11,880
General and administrative	4,340	7,064

Total operating expenses	16,306	18,944

Loss from operations	(16,306)	(18,944)
Interest expense	(174)	(106)
Loss on extinguishment of debt	(3,749)	(269)
Foreign exchange gain (loss)	(8)	151

Net loss and net loss attributable to common stockholders	$(20,237)	$(19,168)

Net loss per share attributable to common stockholders-basic and diluted	$(4.27)	$(1.86)

Weighted-average shares of common stock outstanding-basic and diluted	4,743,504	10,306,785

Pro forma net loss per share attributable to common stockholders-basic and diluted (unaudited)		$(.24)

Pro forma weighted average shares of common stock outstanding-basic and diluted (unaudited)		78,457,755

See accompanying notes.

Frequency Therapeutics, Inc.

Consolidated financial statements

As of December 31, 2017 and 2018

Consolidated statement of convertible preferred stock, non-controlling interest and stockholders’ deficit

(in thousands, except share and per share amounts)

	Series B convertible preferred shares issued	Series B convertible preferred value	Series B-1 convertible preferred shares issued	Series B-1 convertible preferred value	Series A convertible preferred shares issued	Series A convertible preferred value	Series A-1 convertible preferred shares issued	Series A-1 convertible preferred value	Non- controlling interest	Common shares issued	Common par value	Additi- onal paid-in capital	Accumu- lated deficit	Total Stock- holders’ deficit
Balance, December 31, 2016	—	$—	—	$—	—	$—	—	$—	$—	11,170,550	$11	$9	(9,683)	(9,663)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	91	—	91
Issuance of common stock for exclusive patent license	—	—	—	—	—	—	—	—	—	1,555,725	2	138	—	140
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	—	436,477	—	27	—	27
Issuance of Series A convertible preferred stock, net of issuance costs of $203	—	—	—	—	37,538,421	27,951	—	—	—	—	—	—	—	—
Issuance of Series A convertible preferred stock related to the conversion of convertible notes payable	—	—	—	—	24,990,086	18,743	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(20,237)	(20,237)
Balance, December 31, 2017	—	$—	—	$—	62,528,507	$46,694	—	$—	$—	13,162,752	$13	$265	$(29,920)	$(29,642)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	455	—	455
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	—	—	850,381	1	72	—	73
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	50,000	—	—	—	—
Repurchase of restricted stock	—	—	—	—	—	—	—	—	—	(21,563)	—	—	—	—
Issuance of Series A-1 convertible preferred stock	—	—	—	—	—	—	10,000	8	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $302	36,017,542	32,849	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock related to the conversion of convertible notes payable	5,839,463	5,375	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B-1 convertible preferred stock	—	—	10,000	9	—	—	—	—	—	—	—	—	—	—
Non-controlling interest	—		—	—	—		—	—	3,773	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(19,168)	(19,168)
Balance, December 31, 2018	41,857,005	$38,224	10,000	$9	62,528,507	$46,694	10,000	$8	$3,773	14,041,570	$14	$792	$(49,088)	$(48,282)

See accompanying notes

Frequency Therapeutics, Inc.

Consolidated financial statements

As of December 31, 2017 and 2018

Consolidated statements of cash flows

(in thousands)

	Year ended December 31,
	2017	2018

Cash flows from operating activities:
Net loss	$(20,237)	$(19,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	91	455
Depreciation expense	531	654
Non-cash interest	174	106
Loss on extinguishment of convertible notes payable	3,749	269
Issuance of common stock for license agreement	140	—
Deferred lease incentives	662	(159)
Changes in operating assets and liabilities:
Grant receivable, prepaid expenses and other current assets	142	(727)
Accounts payable	(231)	869
Accrued expenses	365	677

Net cash used in operating activities	(14,614)	(17,024)

Cash flows from investing activities:
Purchases of property and equipment	(1,863)	(436)

Net cash used in investing activities	(1,863)	(436)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	—	5,000
Proceeds from issuance of Series A convertible preferred stock	27,951	—
Proceeds from issuance of Series A-1 convertible preferred stock	—	8
Proceeds from issuance of Series B convertible preferred stock	—	32,849
Proceeds from issuance of Series B-1 convertible preferred stock	—	9
Proceeds from sale of non-controlling interest	—	3,773
Proceeds from issuance of common stock	27	73

Net cash provided by financing activities	27,978	41,712

Net increase in cash	11,501	24,252
Cash at beginning of year	6,436	17,937

Cash at end of year	$17,937	$42,189

Cash paid during the year for:
Interest	$—	$—
Taxes	$—	$—

Non-cash items
Conversion of convertible notes payable and accrued interest into convertible preferred stock	$18,743	$5,375

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$193

See accompanying notes

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

1. Organization and basis of presentation

Frequency Therapeutics, Inc. and its wholly owned subsidiary, Frequency Therapeutics PTY, LTD and its majority owned subsidiary Frequency Therapeutics Japan KK (the Company), headquartered in Woburn, Massachusetts, was incorporated in November 2014 as a Delaware corporation. The Company is a clinical-stage biotechnology company focused on harnessing the body’s innate biology to repair or reverse damage caused by a broad range of degenerative diseases. In January of 2017, the Company formed a wholly owned Australian subsidiary, Frequency Therapeutics PTY, LTD, for the purpose of moving its lead drug candidate into clinical trials in Australia. In December of 2017, the Company formed a Japanese subsidiary, Frequency Therapeutics Japan KK (Frequency Japan), for the purpose of exploring the Japanese financial markets.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.

The Company has funded its operations primarily with proceeds from the sale of its capital stock and convertible notes. The Company has incurred recurring losses since its inception, including net losses of $20,237 and $19,168 for the years ended December 31, 2017 and 2018, respectively. In addition, as of December 31, 2018, the Company had an accumulated deficit of $49,088. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances that additional funding will be available on terms acceptable to the Company, or at all. The Company believes that existing resources along with the proceeds from the Astellas transaction (see Note 14) and the Series C preferred stock financing (see Note 19) will fund planned operations for at least 12 months from the date of the financial statements.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure its financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codification (ASC).

Principles of consolidation

The consolidated financial statements include the accounts of Frequency Therapeutics, Inc. and its wholly owned subsidiary Frequency Therapeutics PTY, LTD and its majority owned subsidiary Frequency Japan. All intercompany transactions and balances have been eliminated.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, the Company’s management evaluates its estimates, which include but are not limited to management’s judgments of accrued expenses, fair value of common stock, valuation of share-based awards and income taxes. Actual results could differ from those estimates.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company has utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the Practice Aid), to estimate the fair value of its common stock. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to the Company’s common stock at the time of, and the likelihood of, achieving a liquidity event, such as an initial public offering or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.

Comprehensive income (loss)

Components of comprehensive income or loss, including net income or loss, are reported in the financial statements in the period in which they are recognized. Other comprehensive income or loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss) are reported net of any related tax effect to arrive at comprehensive income (loss). Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. For both periods presented, the Company had no elements of other comprehensive loss other than its net loss.

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision-maker, the Company’s chief executive officer, views the Company’s operations and manages its business as a single operating segment, which is in the business of discovering and developing small molecule drugs that activate progenitor cells within the body to create healthy tissue.

Foreign currency

All periods presented are reported in US dollars. The functional currency for entities outside the United States is the US dollar. Realized and unrealized gains and losses from foreign currency transactions are reflected in the consolidated statements of operations as other expense. During the years ended December 31, 2017 and 2018, the Company recorded ($8) and $151 of foreign currency exchange gains (losses), respectively.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of six months or less at acquisition to be cash equivalents which are stated at fair market value. Cash at December 31, 2017 and 2018 consists entirely of cash held in banks.

Concentration of credit risk and off-balance sheet risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents at a single accredited financial institution, in amounts that exceed federally insured limits. The Company generally invests its excess cash in money market funds that are subject to minimal credit and market risk.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

Significant suppliers

The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including preclinical and clinical testing. In particular, the Company relies and expects to continue to rely on a single manufacturer of its product candidates for use in clinical trials. The Company would be adversely affected by a significant interruption in the supply of product for use in clinical programs.

Fair value measurements

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability between market participants at measurement dates. ASC Topic 820, Fair Value Measurement (ASC 820), establishes a three-level valuation hierarchy for instruments measured at fair value. The hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy defines three levels of valuation inputs, of which the first two are considered observable and the last is considered unobservable:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3	Unobservable inputs developed using estimates or assumptions developed by the Company, which reflect those that a market participant would use in pricing the asset or liability.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying values of other current assets, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Property and equipment

Property and equipment consist of lab equipment, computer equipment, furniture and office equipment and leasehold improvements recorded at cost. These amounts are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Lab equipment	3 years
Computer equipment	3 years
Furniture and office equipment	3 years
Leasehold improvements	Shorter of the estimated useful life or lease term

Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the balance sheet and related gains or losses are reflected in the consolidated statements of operations and comprehensive loss.

Impairment of long-lived assets

The Company continually evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company did not recognize any impairment losses for the years ended December 31, 2017 and 2018.

Research and development costs and accruals

Research and development expenses include salaries and benefits, materials and supplies, preclinical and clinical trial expenses, stock-based compensation expense, depreciation of equipment, contract services and other outside expenses. The Company has entered into various research and development-related contracts with research institutions, contract research organizations, contract manufacturers and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. Costs of certain development activities, such as manufacturing, pre-clinical and clinical trial expenses, are recognized based on an evaluation of the progress to completion of specific tasks. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the consolidated financial statements as prepaid or accrued research and development costs. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed. Costs incurred in obtaining technology licenses are charged to research and development expenses as acquired in-process research and development if the technology licensed has not reached technological feasibility and has no alternative future use.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Patent costs

The Company expenses patent application and related legal costs as incurred and classifies such costs as general and administrative expenses in the accompanying consolidated statements of operations.

Stock-based compensation

The Company accounts for its stock-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees and directors to be recognized as expense in the consolidated statements of operations and comprehensive loss based on their grant date fair values. The Company adopted FASB Accounting Standards Update (ASU) 2016-09 which identifies areas for simplification of several areas of share-based payment transactions. The Company retroactively applied the mark to market approach on vesting to non-employee grants and the impact on the consolidated financial statements was not material. Going forward, the Company will treat non-employee grants the same as employee grants. The Company estimates the fair value of options granted using the Black-Scholes option pricing model for stock option grants to both employees and non-employees. The Company believes the fair value of the stock options granted to non-employees is more reliably determinable than the fair value of the services provided.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions, including (a) the expected stock price volatility, (b) the expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of a public market for the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company, including stage of product development and life science industry focus. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. For options granted to non-employees, the Company utilizes the contractual term of the share-based payment as the basis for the expected term assumption. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

There are significant judgments and estimates inherent in the determination of the fair value of the Company’s common stock. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold shares of preferred stock, the superior rights and preferences of securities senior to its common stock at the time of, and the likelihood of, achieving a liquidity event, such as an initial public offering or sale.

The Company expenses the fair value of its share-based compensation awards to employees and non-employees on a straight-line basis over the requisite service period, which is generally the vesting period.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Non-controlling interest

The Company accounts for shares of preferred stock issued in Frequency Japan as a non-controlling interest in the mezzanine section of the consolidated balance sheets. The value ascribed to the non-controlling interest is the liquidation preference of the preferred stock in Frequency Japan as the holders of such shares do not share in any profits or loses of the subsidiary.

Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes (ASC 740) which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. At December 31, 2017 and 2018, the Company has concluded that a full valuation allowance is necessary for its deferred tax assets (see Note 12).

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Diluted net loss per share is the same as basic net loss per share for the years ended December 31, 2017 and 2018 since all potential shares of common stock instruments are anti-dilutive as a result of the loss for such periods.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods where the Company reports a net loss attributable to common stockholders, diluted net loss per share is the same as basic net loss per share, since dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2017 and 2018.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The standard will apply one comprehensive revenue recognition model across all contracts, entities, and sectors. The core principle of the new standard is that revenue should be recognized to depict the transfer of promised goods or

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Once effective, ASU 2014-09 will replace most of the existing revenue recognition requirements in U.S. GAAP. The FASB also issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard one year. As a result, the new standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within the reporting period. Early adoption is permitted. The Company early adopted ASU 2014-09 effective January 1, 2018, and its adoption had no impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (ASU No. 2015-17), which simplifies the presentation of deferred income taxes by eliminating the need for entities to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. For non-public entities, the guidance in this ASU is effective for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or an annual reporting period. The Company prospectively adopted this ASU as of January 1, 2017. Prior period amounts were not retrospectively adjusted, and the adoption of ASU No. 2015-17 did not have a material impact on the Company’s consolidated balance sheets.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (ASU No. 2016-15). This guidance addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard effective January 1, 2018. The adoption of ASU No. 2016-15 did not have a material impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (ASU No. 2017-09). This update clarifies the changes to terms or conditions of a share-based payment award that require an entity to apply modification accounting. ASU No. 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. The Company adopted this standard effective January 1, 2018. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (Jobs Act). The Jobs Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU No. 2016-02). The new standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. ASU No. 2016-02 is effective for the Company on January 1, 2020. Early adoption is permitted. The Company is currently evaluating the potential impact that ASU No. 2016-02 will have on its financial position and results of operations.

3. Fair value measurements

As permitted under ASC 470 Debt, (ASC 470), the Company elected not to fair value the convertible notes (see Note 7). The carrying amounts reflected in the consolidated balance sheets for prepaid expenses and other current assets, accounts payable and accrued expenses and other liabilities are shown at their historical values which approximate their fair values.

4. Prepaid expenses

Prepaid expenses and other current assets consisted of the following:

	2017	2018
Rent and deposits	$3	$—
Research and development expenses	—	428
Other	15	159

Total	$18	$587

5. Property and equipment

Property and equipment include the following:

	2017	2018
Lab equipment	$552	$1,109
Computer equipment	12	12
Furniture and office equipment	204	204
Leasehold improvements	1,406	1,406
Construction in progress	154	33

Total	2,328	2,764
Accumulated depreciation	(599)	(1,253)

Property and equipment, net	$1,729	$1,511

The Company recognized $531 and $654 of depreciation expense for the years ended December 31, 2017 and 2018, respectively.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

6. Accrued expenses

Accrued expenses consist of the following:

	2017	2018
Payroll and employee related expenses	$752	$1,034
Professional fees	143	322
Third-party research and development expenses	177	393

Total	$1,072	$1,749

7. Convertible notes

In 2018, the Company entered into $5,000 of convertible notes with existing shareholders and investors (Series B Notes) with a maturity date of May 31, 2019. The Series B Notes bore interest at a rate of 5% per annum and were automatically convertible into the security issued in the next financing of at least $5,000, excluding the proceeds of the Series B Notes (Qualified Series B Financing) at a conversion price equal to 95% of the per share price paid by investors in such financing. In the event of a sale of the Company, prior to the conversion or repayment of the Series B Notes at maturity, the Series B Notes would have been repaid at an amount equal to one and one half times the outstanding principal and interest.

On October 17, 2018, the Company closed a Qualified Series B Financing and the Series B Notes converted pursuant to their contractual terms. The $5,000 of principal plus $106 of accrued interest were converted into Series B Preferred shares at a 5% discount to the offering price of $0.92 per share resulting in the issuance of 5,839,463 Series B shares and the recognition of a loss on conversion of $269 (see Note 8). For the year ended December 31, 2018, the Company recorded $106 in interest expense on the Series B Notes.

In 2015 and 2016, the Company entered into $14,285 of convertible notes with investors (Series A Notes) with a maturity date of January 21, 2017, which was extended to April 30, 2017. The Series A Notes bore interest at a rate of 5% per annum and were automatically convertible into the security issued in the next financing in excess of $4,000 (Qualified Series A Financing) at a conversion price equal to 80% of the per share price paid by investors in such financing. If, prior to the Company completing a Qualified Series A Financing, the Company received funds in excess of $15,000 pursuant to a non-equity financing, grant or other similar event, then the Company would have obtained an outside valuation and thereafter the Series A Notes would have automatically converted into shares of common stock of the Company, at a 20% discount to such valuation. In the event of a sale of the Company, prior to conversion or repayment of the Series A Notes at maturity, the Series A Notes would have been repaid at an amount equal to three times the outstanding principal and interest.

On March 30, 2017, the Company closed a Qualified Series A Financing and the Series A Notes converted pursuant to their contractual terms. The $14,285 of principal plus $709 of accrued interest were converted into Series A Preferred shares at a 20% discount to the offering price of $0.75 per share resulting in the issuance of 24,990,086 Series A Preferred shares and the recognition of a loss on conversion of $3,749 (see Note 8). For the year ended December 31, 2017, the Company recorded $174 in interest expense on the Series A Notes.

The Series A Notes and Series B Notes did not contain an optional conversion feature.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

The Company evaluated all the settlement features included within the Series A Notes and Series B Notes, noting that none of the features was considered to be predominant or met the definition of a derivative under FASB ASC Topic 815, Derivatives and Hedging with the exception of the repayment premium in the event of a Company sale. In such event the noteholders were entitled to receive an amount equal to three times the outstanding principal, in the case of Series A Notes, and one and one half and three times the outstanding principal, in the case of the Series B Notes, plus all accrued and unpaid interest. Based on the qualitative and quantitative considerations, management determined that the fair value of the derivative was de minimis as of December 31, 2017.

8. Convertible preferred stock

As of December 31, 2018, the Company has authorized 114,208,722 shares of Preferred Stock (the Preferred Stock) and has designated 64,891,735 shares as Series A Preferred Stock (Series A Preferred), 10,000 shares as Series A-1 Preferred Stock (Series A-1 Preferred), 49,296,987 shares as Series B Preferred Stock (Series B Preferred) and 10,000 shares as Series B-1 Preferred Stock (Series B-1 Preferred). Since the Preferred Stock is redeemable upon a liquidation event, which is not considered to be within the Company’s control, it has been classified in temporary equity on the accompanying consolidated balance sheets. The carrying value of the Preferred Stock is the proceeds received less issuance costs.

As of each balance sheet date, Preferred Stock consisted of the following (in thousands, except share amounts):

	December 31, 2017
	Designated	Issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A preferred stock	67,000,000	62,528,507	$46,694	$46,897	62,528,507

	67,000,000	62,528,507	$46,694	$46,897	62,528,507

	December 31, 2018
	Designated	Issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A preferred stock	64,891,735	62,528,507	$46,694	$46,897	62,528,507
Series A-1 preferred stock	10,000	10,000	8	8	2,363,228
Series B preferred stock	49,296,987	41,857,005	38,224	38,527	41,857,005
Series B-1 preferred stock	10,000	10,000	9	9	2,173,843

	114,208,722	104,405,512	$84,935	$85,441	108,922,583

Issuances of preferred stock

On March 30, 2017, the Company converted $14,285 of Series A Notes plus accrued interest of $709 into 24,990,086 shares of Series A Preferred at a 20% discount to the offering price of $0.75 per share. The Company also issued 9,783,522 shares of Series A Preferred for proceeds of $7,338 on the same date. Additional issuances of Series A Preferred took place in April, May, August and December of 2017 for an additional aggregate issuance of 27,754,899 shares of Series A Preferred shares for proceeds of $20,816.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

The Company incurred $203 of share issuance costs in connection with the issuance of the Series A Preferred described above which was recorded as a reduction in the proceeds received and the carrying value.

On October 17, 2018, the Company converted $5,000 of Series B Notes plus accrued interest of $106 into 5,839,463 shares of Series B Preferred at a 5% discount to the offering price of $0.92 per share. The Company also issued 7,544,029 shares of Series B Preferred for proceeds of $6,944 on the same date. Additional issuances of Series B Preferred took place in November and December of 2018 for an additional aggregate issuance of 28,473,513 shares of Series B Preferred shares for proceeds of $26,208. The Company also issued 288,991 shares of Series B Preferred in January and February 2019 for proceeds of $266.

The Company incurred $302 of share issuance costs in connection with Series B Preferred described above which was recorded as a reduction in the proceeds received and the carrying value.

On October 17, 2018, the Company issued 10,000 shares of Series A-1 Preferred Stock (Series A-1 Preferred) at a price of $0.75 per share for proceeds of $8. The Company also issued 10,000 shares of Series B-1 Preferred Stock (Series B-1 Preferred) at a price of $0.92 per share for proceeds of $9 on the same date.

The Company has evaluated the tranched nature of the issuance of Series A Preferred and Series B Preferred as well as the rights, preferences, and privileges of such shares and has concluded that there are no freestanding derivative instruments or any embedded derivatives requiring bifurcation.

The Preferred Stock has the following rights and preferences:

Conversion

The Series A Preferred and the Series B Preferred Stock are convertible into common stock at any time at the option of the holder, on a 1-for-1 basis and, adjustable for certain dilutive events, and is subject to mandatory conversion upon (1) the closing of a firm commitment underwritten public offering with proceeds of at least $50,000 and at least $1.84 per share and (2) upon request by 70% of the Preferred Stock.

The Preferred Stock has the following rights and preferences:

Conversion

The Series A Preferred and the Series B Preferred Stock are convertible into common stock at any time at the option of the holder, on a 1-for-1 basis and, adjustable for certain dilutive events, and is subject to mandatory conversion upon (1) the closing of a firm commitment underwritten public offering with proceeds of at least $50,000 and at least $1.84 per share and (2) upon request by 70% of the Preferred Stock.

Voting

The holders of the Preferred Stock have voting rights equivalent to the number of shares of common stock into which their shares convert. Each share of Series A-1 Preferred and Series B-1 Preferred have voting rights as provided in the charter which entitles each share of Series A-1 and B-1 Preferred to 236 and 217 votes, respectively.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Dividends

Holders of Preferred Stock are entitled to receive, before any cash is paid out or set aside for Common Stock dividends at 8% of the Series A Preferred and Series B Preferred issuance price, subject to adjustment for any stock dividend, stock split, or other similar recapitalization affecting such class or series of capital stock. Preferred Stock dividends do not accrue, are not cumulative and are payable only as declared by Board of Directors of the Company. The holders of Series B Preferred and Series B-1 Preferred are entitled to receive dividends at 8% of their purchase price prior to dividends being paid to holders of the Series A Preferred, Series A-1 Preferred and Common Stock. Holders of Series A Preferred and Series A-1 Preferred are entitled to receive dividends at 8% of their purchase price prior to dividends being paid to holders of Common Stock.

Liquidation preference

Upon a voluntary or involuntary liquidation, dissolution or winding up of the Company, proceeds would be distributed in the following order:

First, to the holders of the Series B Preferred and Series B-1 Preferred in an amount for each such share of Series B Preferred and Series B-1 Preferred equal to the greater of (i) the Series B Preferred and Series B-1 Preferred original issuance price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series B Preferred and Series B-1 Preferred been converted into common stock immediately prior to such liquidation event. If the Company has insufficient assets to permit payment of such amounts in full, the assets of the Company will be distributed to the holders of Series B Preferred and Series B-1 Preferred pro rata in proportion to the amounts to which each such holder would otherwise be entitled.

Second, to the holders of the Series A Preferred and Series A-1 Preferred in an amount for each such share of Series A Preferred and Series A-1 Preferred equal to the greater of (i) the Series A Preferred and Series A-1 Preferred original issuance price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of Series A Preferred and Series A-1 Preferred been converted into common stock immediately prior to such liquidation event. If the Company has insufficient assets to permit payment of such amounts in full, the assets of the Company will be distributed to the holders of Series A Preferred pro rata in proportion to the amounts to which each such holder would otherwise be entitled.

Third, upon the distribution of liquidation preference amounts in full to the holders of Preferred Stock, the remaining assets of the Company available for distribution to stockholders shall be distributed among the Common Stock pro rata based on the number of shares of common stock held by such holders.

Redemption

The Preferred Stock is not subject to mandatory redemption except in the case of a merger or sale of the Company that has been approved by 70% of the Preferred Stock.

9. Non-controlling interest

In 2018, the Company issued 4,537,071 shares of preferred stock in its subsidiary, Frequency Japan, to a Japanese investor. The Company has consolidated Frequency Japan in the Consolidated Financial Statements

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

and has recorded the proceeds received for the sale of the preferred stock in Frequency Japan as a non-controlling interest in the mezzanine section of the Consolidated Balance Sheets. The liquidation preference of the 4,537,071 shares of preferred stock equals the purchase price of such shares.

The Frequency Japan preferred stock held by such investor is convertible, at the option of the holder, into Company Common Stock on a one-for-one basis, adjustable for certain dilutive events, upon an initial public offering of Company Common Stock, a Company liquidation or upon a 70% vote of the holders of the preferred stock. The preferred shares also have a liquidation preference equal to the amount paid for the shares. The Company has the option to acquire the preferred shares of Frequency Japan under certain circumstances and the holder of such preferred shares has the right to require the Company to purchase such shares under certain circumstances, primarily a merger or liquidation.

10. Stockholders’ deficit

Common stock

The Company has authorized 100,000,000 and 165,000,000 shares of $0.001 par value common stock at December 31, 2017 and 2018, respectively, of which 13,162,752 and 14,041,570 are issued and outstanding at December 31, 2017 and 2018, respectively. Common shares are voting and dividends may be paid when, as and if declared by the Board of Directors, subject to the limitations and preferences of the Preferred Stock.

The Company issued 10,000,000 shares of common stock with a par value of $0.001 to the 5 founders in 2014 and 2015.

In 2017, the Company issued 1,555,725 shares of common stock valued at $0.09 per share in exchange for an exclusive patent license with the holders of the License Agreement (Note 13). The transaction was recorded as research and development expense in the Consolidated Statement of Operations.

Common stock reserved

The Company has reserved the following shares of common stock for future issuance as of December 31, 2017 and December 31, 2018:

	2017	2018
Series A Preferred conversion	62,528,507	62,528,507
Conversion of Frequency Japan preferred stock	—	4,537,071
Series B Preferred conversion	—	41,857,005
Stock options outstanding	6,637,973	14,072,712
Shares available for future grant under stock option plan	4,357,000	6,924,741

	73,523,480	129,920,036

11. Stock-based compensation

On November 13, 2014, the Company adopted the 2014 Stock Incentive Plan (2014 Plan). All of the Company’s employees, officers, directors, and consultants are eligible to be granted options to purchase common shares

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

and restricted stock under the terms of the 2014 Plan. The Company reserved an aggregate of 23,484,861 shares of common stock for issuance under the 2014 Plan. As of December 31, 2018, 6,924,741 shares of common stock are available for future grants under the 2014 Plan.

All stock option grants are non-statutory stock options except option grants to employees (including officers and directors) intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. Incentive stock options may not be granted at less than the fair market value of the Company’s common stock on the date of grant, as determined in good faith by the Board of Directors at its sole discretion. Nonqualified stock options may be granted at an exercise price established by the Board of Directors at its sole discretion (which has not been less than fair market value on the date of grant) and the vesting periods may vary. Vesting periods are generally four years and are determined by the Board of Directors. Stock options become exercisable as they vest. Options granted under the 2014 Plan expire no more than ten years from the date of grant.

Stock options

A summary of the stock option activity under the 2014 Plan is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of December 31, 2016	711,000	$0.01	—
Granted	6,824,700	0.09	—
Exercised	(436,477)	0.06	—
Forfeited	(461,250)	0.09	—

Outstanding as of December 31, 2017	6,637,973	0.08	—
Granted	9,677,122	0.10	—
Exercised	(850,381)	0.08	—
Forfeited	(1,392,002)	0.08	—

Outstanding as of December 31, 2018	14,072,712	0.09	9.06	$2,366

Options exercisable as of December 31, 2018	4,142,882	0.09	9.06	724

Options unvested as of December 31, 2018	9,929,830			1,642

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Stock option valuation

The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and directors were as follows, presented on a weighted average basis:

	2017	2018
Risk-free interest rate	2.1%-2.2%	2.8%
Expected term (in years)	6.0-7.0	5.7
Expected volatility	79.0%	81.1%
Expected dividend yield	0.0%	0.0%

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the Company’s common stock. During the years ended December 31, 2017 and 2018, 436,477 and 850,381 shares were exercised, respectively.

The weighted-average fair value of options granted to employees during the years ended December 31, 2017 and 2018 was $0.06 and $0.07, respectively.

The total grant date fair value of options vested during the years ended December 31, 2017 and 2018 was $111 and $244, respectively.

Restricted common stock

The Company issued common stock to founders, employees and advisors which was subject to vesting over four years. If any of these individuals ceased to be employed or to provide services to the Company prior to vesting, the Company had the right to repurchase any unvested Common Stock at the price paid by the holder.

A summary of the status of restricted common stock as of December 31, 2017 and 2018 is presented below:

	Number of shares	Weighted average fair value
Outstanding as of December 31, 2016	11,170,550
Granted	—
Repurchased	—

Outstanding as of December 31, 2017	11,170,550	$0.04
Granted	50,000	0.26
Issued	(35,937)	0.01
Repurchased	(21,563)	0.01

Outstanding as of December 31, 2018	11,163,050	0.04

Unvested as of December 31, 2017	4,295,541	0.04

Vested during period	2,017,693	0.04

Unvested as of December 31, 208	2,327,848	0.04

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

The Company repurchased 21,563 shares of restricted stock forfeited by a former employee in 2018. The total value of restricted stock awards that vested during the years ended December 31, 2017 and 2018, based on estimated fair values of the stock underlying the restricted stock awards on the day of vesting was $9 and $81, respectively.

Stock-based compensation

Stock-based compensation expense of $91 and $455 for the years ended December 31, 2017 and 2018 respectively, is included in research and development and general and administrative expenses in the Company’s consolidated statements of operations and comprehensive loss.

As of December 31, 2017 and 2018, total unrecognized stock-based compensation expense relating to unvested stock options was $325 and $717, respectively. This amount is expected to be recognized over a weighted-average period of 2.94 years and 2.76 years, respectively.

12. Income taxes

Since inception in 2014, the Company has generated cumulative federal and state net operating loss and research and development credit carryforwards for which we have not recorded any net tax benefit due to uncertainty around utilizing these tax attributes within the respective carryforward periods.

As of December 31, 2018, the Company had federal net operating loss carryforwards of approximately $39,336 and Massachusetts state operating loss carryforwards of approximately $31,741 which may be available to offset future taxable income. The U.S. federal net operating loss carryforwards include $22,400 available to reduce future taxable income through 2037 and approximately $16,936 which do not expire and are available to reduce future taxable income indefinitely. The state net operating loss carryforwards are available to offset future taxable income through 2038. As of December 31, 2018, the Company also had federal and Massachusetts research and development tax credit carryforwards of $725 and $366, respectively, which are available to offset federal and state tax liabilities through 2038 and 2033, respectively.

Realization of future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as provided under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, respectively, as well as similar state provisions. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has completed several financings and has conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception and has determined that an ownership change did occur in March 2017. Accordingly, utilization of $12,400 of the U.S. net operating loss carryforwards which were incurred prior to March 2017 (pre-ownership change) is limited under Section 382. After the Section 382 limitations, the Company may utilize approximately $10,800 of its pre-ownership change net operating loss carryforwards based upon an annual usage of approximately $1,600 for each of the next five years after the ownership change and approximately

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

$180 for each of the 15 years thereafter. The remaining pre-ownership change net operating losses of approximately $1,600 were written off due to expiration under limitation. The limitation has been determined by first multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate. These carryforwards may be subject to further annual limitations under Section 382 in the event of future changes in ownership.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a valuation allowance against its deferred tax assets at December 31, 2017 and 2018 because the Company’s management has determined that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets primarily due to its cumulative loss position and, as a result, a valuation allowance of approximately $7,176 and $12,229 as of December 31, 2017 and 2018 has been established.

The Company has no unrecognized tax benefits. The Company has not, as yet, conducted a study of its research and development credit carryforwards. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment were required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or consolidated statements of operations if an adjustment were required. The Company has elected to recognize interest and penalties related to income tax matters as a component of income tax expense, of which no interest or penalties were recorded for the years ended December 31, 2017 and 2018.

The Company files income tax returns in the U.S. and Massachusetts. The statute of limitations for assessment by the Internal Revenue Service and Massachusetts tax authorities remains open for all years since 2014. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state authorities to the extent utilized in a future period. No federal or state tax audits are currently in process.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31, 2017 and 2018 is as follows:

	2017	2018
U.S federal statutory income tax rate	34.0%	21.0%
Impact of federal rate change	(13.0)	—
Permanent differences	(5.0)	(0.4)
State income taxes, net of federal benefit	6.3	4.8
Research and development tax credits	3.6	2.9
Other items	0.0	(2.0)
Change in deferred tax asset valuation allowance	(25.9)	(26.3)

Effective income tax rate	—%	—%

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

The Company’s deferred tax assets at December 31, 2017 and 2018 consist of the following:

	2017	2018
Net operating loss carryforwards	$6,437	$10,710
Research and development tax credits	665	1,014
Intangibles	—	256
Stock compensation	—	68
Accrued expenses	24	22
Other	23	210
Fixed assets	27	(51)

Total deferred tax asset	7,176	12,229
Valuation allowance	(7,176)	(12,229)

Net deferred tax assets	$—	$—

On December 22, 2017, the Tax Cuts and Jobs Act was signed into United States law. The Tax Cuts and Jobs Act includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as a limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of our deferred tax assets and liabilities recorded as of December 31, 2017, and a corresponding reduction in our valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the Tax Cuts and Jobs Act.

13. Research and license agreements

Massachusetts Institute of Technology

In December 2016, the Company entered into an exclusive patent license agreement (MIT License Agreement), with the Massachusetts Institute of Technology, (MIT), under which the Company received an exclusive, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products (Licensed Products) and to develop and perform processes (Licensed Processes) which incorporate the licensed technology for the treatment of disease, including but not limited to the prevention and remediation of hearing loss. The Company also has the right to grant sublicenses of its rights under the MIT License Agreement.

The Company is required to use diligent efforts to develop and commercialize the Licensed Products or Processes, and to make such products or processes reasonably available to the public and to spend certain minimum amounts on research and development of Licensed Products and/or Processes each year until the first commercial sale of a Licensed Product and/or a first commercial performance of a Licensed Process. The Company is also subject to certain development timeline obligations with regards to a first Licensed Product and a second Licensed Product. In the event that the Company has failed to fulfill the development timeline obligation with respect to a second Licensed Product and fail to cure such breach within ninety (90) days of written notice by MIT, MIT may restrict the licensed field to the prevention and remediation of hearing loss in

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

humans and animals. The Company does not have the right to control prosecution of the in-licensed patent applications, and its rights to enforce the in-licensed patents are subject to certain limitations.

Upon entering into the MIT License Agreement, the Company paid a $50 license fee payment and issued to MIT shares of our common stock equal to 5% of total then-outstanding capital stock. The Company is required to pay certain annual license maintenance fees which may be credited to running royalties during the same calendar year, if any, and to make potential milestone payments up to $2,900 on each Licensed Product or Licensed Process. In addition, The Company is required to pay a low single-digit royalty on Licensed Products and Licensed Processes and a low-twenties royalty on sublicense revenues.

The MIT License Agreement will remain effect until the expiration or abandonment of all issued patents and filed patent applications licensed thereunder remain in effect, unless terminated earlier. The Company has the right to terminate for any reason upon a 3-month prior written notice. MIT shall have the right to terminate if the Company ceases to carry on any business related to the MIT License Agreement. MIT may terminate the MIT License Agreement for the Company’s material breach uncured within ninety (90) days (or thirty (30) days in the case of nonpayment). MIT may also terminate the MIT License Agreement if the Company or our affiliates commence any action against MIT to declare or render any claim of the licensed patent rights invalid, unpatentable, unenforceable, or non-infringed (a patent challenge), or if our sublicensee commences such actions and the Company does not terminate such sublicense within thirty (30) days after MIT’s demand. MIT has the right to increase all payments due, instead of terminating the MIT License Agreement in the case of a patent challenge.

In May 2019, the Company entered into an amendment with MIT, updating the diligence milestones for a second Licensed Product.

California Institute for Biomedical Research

In September 2018, the Company entered into a license agreement, (CALIBR License Agreement), with the California Institute for Biomedical Research, (CALIBR), under which the Company received an exclusive, worldwide, royalty-bearing license to certain patent rights to make, have made, use, sell, offer to sell, and import products (CALIBR Licensed Products) which incorporate the licensed technology for the treatment of multiple sclerosis. The Company also have the right to grant sublicenses of our rights under the CALIBR License Agreement. CALIBR reserves the right to use for itself and the right to grant non-exclusive licenses to other nonprofit or academic institutions, for any internal research and educational purposes.

The Company is required to use commercially reasonable efforts to develop, manufacture, and sell at least one Licensed Product. The Company is also subject to certain milestone timeline obligations and does not have the right to control prosecution of the in-licensed patent applications, and to enforce the in-licensed patents are subject to certain limitations.

Upon entering into the CALIBR License Agreement, the Company made a $1,000 license fee payment and are required to make milestone payments up to $26,000 for each Category of CALIBR Licensed Products (Category 1 means any CALIBR Licensed Products containing a compound that modulates any muscarinic receptor and Category 2 means any CALIBR Licensed Products not included in Category 1 that could differentiate oligodendrocyte precursors) . The Company is also required to pay a middle single-digit royalty on CALIBR Licensed Products and a royalty on sublicense revenues ranging from low-teen percentage to 50%.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

The CALIBR License Agreement shall continue in effect until expiration of all Company obligations to pay royalties. Royalties shall be payable on a country-by-country and CALIBR Licensed Product-by-CALIBR Licensed Product basis upon the later of (1) the expiration or abandonment of all valid claims of the licensed patent rights in such country and (2) ten years from the first commercial sale of each CALIBR Licensed Product. The Company may terminate the CALIBR License Agreement at will upon a 30-day prior written notice. The Company may also elect to terminate its license to one or more licensed patents in any or all jurisdictions by giving ninety (90) days’ prior written notice to CALIBR. CALIBR may terminate the CALIBR License Agreement for material breach uncured within thirty (30) days. CALIBR has the right to terminate or reduce the license to a non-exclusive license if the Company fails to use diligent efforts to develop and commercially exploit CALIBR Licensed Products.

Massachusetts Eye and Ear Infirmary

In February 2019, the Company entered into an Non-Exclusive Patent License Agreement (MEEI License Agreement) with the Massachusetts Eye and Ear Infirmary (MEEI) under which it received a non-exclusive, non-sublicensable, worldwide, royalty-bearing license to certain patent rights to develop, make, have made, use, sell, offer to sell, lease and import products and to develop and perform processes which incorporate the licensed technology for the treatment or prevention of hearing loss.

The Company is required to use diligent efforts to develop and commercialize the licensed products and MEEI has control over the filing, prosecution, enforcement and defense of any licensed patent rights.

Upon entering into the MEEI License Agreement, the Company made a $20 license fee payment and is required to pay certain annual license maintenance fees until the first commercial sale and a minimum annual royalty payment after the first commercial sale.

The Company is also required to make milestone payments up to $350 on each product or process which incorporates the licensed patent rights and pay a low single-digit royalty on products and processes that incorporate the licensed patent rights.

The MEEI License Agreement shall remain in effect until all issued patents and filed patent applications within the licensed patent rights have expired or been abandoned, unless terminated earlier. The Company has the right to terminate the MEEI License Agreement at will by giving thirty (30) business days advance written notice to MEEI. MEEI has the right to terminate the MEEI License Agreement if the Company fails to make any payment due within thirty (30) business days after MEEI notifies the Company of such failure. MEEI shall have the right to terminate if the Company fails to maintain the required insurance. MEEI shall also have the right to terminate the MEEI License Agreement upon forty-five (45) business days written notice if the Company becomes insolvent. MEEI has the right to terminate for any other default not cured within sixty (60) business days written notice. MEEI also has the right to terminate if the Company or its affiliates challenge the validity of the licensed patent rights.

Department of Defense

In June 2018, the Company received a grant (the Grant) from the Department of Defense (DoD) under which the Company is receiving funding to further the Company’s research and development of a therapeutic drug to

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

treat hearing loss. The Company is receiving funding of $1,596 over two years from the date of the Grant. The Company has determined that the DoD is not considered a customer under ASC Topic 606, therefore funding received from the DoD under the Grant is recorded as a reduction of research and development expenses. The Company has recorded $428 as a reduction in research and development expenses for the year ended December 31, 2018.

14. Collaboration agreement

In July 2019, the Company entered into a license and collaboration agreement with Astellas Pharma, Inc. (Astellas), pursuant to which Astellas is responsible for the development and commercialization of FX-322 outside of the United States and the Company is responsible for development and commercialization in the United States. Both Astellas and the Company are jointly responsible for conducting global clinical studies and coordinating commercial launch activities. The company will receive an upfront payment of $80,000. The Company may also receive up to an additional $545,000 based on development and commercial milestones, as well as double-digit royalties on any future product sales in the licensed territory. In connection with the upfront payment of $80,000, the Company is obligated to pay $16,000 to MIT under the MIT License Agreement (see Note 13).

15. Commitments and contingencies

Operating leases

In 2016, the Company and an independent third party (see Note 18) entered into a five-year operating lease with an option to renew for an additional five-year period for the Company’s primary office space in Woburn, Massachusetts. The Company also leases a laboratory facility in Connecticut under an operating lease which expires in 2019. Rent expense was $287 and $271 for the years ended December 31, 2017 and 2018, respectively.

The minimum aggregate future operating lease commitments at December 31, 2018 are as follows:

Minimum lease commitments
2019	$346
2020	325
2021	335

Total	$1,006

Contract commitments

The Company has contracted with a research institution to provide research for a therapeutic drug to treat multiple sclerosis. As of December 31, 2018, the Company has committed to total payments of $705 over twelve months beginning in October 2018. The Company has recognized $176 as research and development expense in 2018 under the contract.

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

Guarantees

The Company has identified the guarantees described below as disclosable, in accordance with ASC 460, Guarantees.

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make is unlimited; however, the Company has directors’ and officers’ insurance coverage that should limit its exposure and enable it to recover a portion of any future amounts paid.

The Company is a party to a number of agreements entered into in the ordinary course of business that contain typical provisions that obligate the Company to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain.

The Company leases office space under a five-year noncancelable operating lease. The Company has standard indemnification arrangements under this lease that require it to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions directly resulting from any breach, violation, or nonperformance of any covenant or condition of the lease.

As of December 31, 2017, and 2018, the Company had not experienced any losses related to these indemnification obligations, and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves have been established.

16. Employee benefit plan

Employees of the Company are eligible to participate in the Company’s 401(k) retirement plan (401(k) Plan). Participants may contribute up to 90% of their annual compensation to the 401(k) Plan, subject to statutory limitations. The 401(k) Plan has a Safe Harbor Match of 100% of the first 4% and vests 100% at time of match.

17. Net loss per share and unaudited pro forma net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Year ended December 31
(in thousands, except share and per share amounts)	2017	2018

Numerator:
Net loss attributable to common stockholders	$20,237	$19,168

Denominator:
Weighted-average shares of common stock outstanding-basic and diluted	4,743,504	10,306,785

Net loss per share attributed to common stockholders-basic and diluted	$4.27	$1.86

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

The Company’s potentially dilutive securities have been excluded from the computation of dilutive net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

The Company excluded the following potential shares of common stock from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect.

	Year ended December 31
	2017	2018
Restricted Common Stock	4,295,541	2,327,848
Series B Preferred (as converted to common stock)	—	41,857,005
Series A Preferred (as converted to common stock)	62,528,507	62,528,507
Conversion of Frequency Japan preferred stock	—	4,537,071
Outstanding stock options converted to common stock	6,637,973	14,072,712

Total	73,462,021	125,323,143

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2018 has been prepared to give effect to the adjustments arising upon completion of the Company’s proposed initial public offering. The unaudited pro forma net loss attributable to common stockholders, as well as basic and diluted weighted-average shares of common stock outstanding, used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders gives effect to the automatic conversion of all outstanding shares of convertible preferred stock as of January 1, 2018 into shares of common stock as if the proposed initial public offering had occurred on that date or the issuance date of the convertible preferred stock for issuances during the year ended December 31, 2018. Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Year ended December 31
2018

Numerator:
Net loss attributable to common stockholders	$(19,168)

Denominator:
Weighted-average shares of common stock outstanding- basic and diluted	10,306,785
Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon the completion of the proposed initial public offering	68,150,970

Pro forma weighted average shares of common stock outstanding-basic and diluted	78,457,755

Pro forma net loss per share attributed to common stockholders-basic and diluted	$(.24)

Frequency Therapeutics, Inc.

Notes to consolidated financial statements

(Amounts in thousands, except share and per share amounts)

18. Related party transactions

The Company’s lease for its Woburn, Massachusetts facility, see Note 15, is with an entity affiliated with one of the Company’s directors and shareholders.

19. Issuance of Series C convertible preferred stock

On July 17, 2019, the Company entered into a purchase agreement to issue 39,492,960 shares of Series C convertible preferred stock (Series C Preferred) for proceeds of $62,000. The rights and preferences of the Series C Preferred are similar to the Preferred Stock with the exception that the Series C Preferred has a cumulative 8% dividend, is senior in liquidation to the Preferred Stock and Common Stock and is automatically convertible into Common Stock upon the closing of a firm commitment underwritten public offering meeting certain minimum criteria.

20. Subsequent events

The Company has evaluated subsequent events through July 18, 2019, the date which the consolidated financial statements were available to be issued. The identified subsequent events are discussed in Notes 8, 13, 14, 15 and 19.

Common stock

Prospectus

J.P. Morgan	Goldman Sachs & Co. LLC	Cowen

Mizuho Securities

                    , 2019

Part II

Information not required in prospectus

Other expenses of issuance and distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Initial Nasdaq listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*

*	To be filed by amendment.

Indemnification of directors and officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favour by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Recent sales of unregistered securities

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Issuance of capital stock

In December 2017, the registrant issued an aggregate of 1,555,725 shares of common stock to three accredited investors as partial consideration for the license rights granted under the MIT License. The shares were issued pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

From March 2017 to December 2017, the registrant issued an aggregate of 62,528,507 shares of Series A convertible preferred stock and 10,000 shares of Series A-1 convertible preferred stock for approximate aggregate consideration of $28.2 million and upon the conversion of convertible notes in satisfaction of debt totalling $15.0 million in principal and accrued interest to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

From October 2018 to February 2019, the registrant issued 42,145,996 shares of Series B convertible preferred stock and 10,000 shares of Series B-1 convertible preferred stock for approximate aggregate consideration of $33.4 million and upon the conversion of convertible notes in satisfaction of debt totalling $5.1 million in principal and accrued interest to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as transactions not involving a public offering.

In July of 2019, the registrant issued 39,492,960 shares of Series C convertible preferred stock for aggregate consideration of approximately $62.0 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

Equity grants

Since January 1, 2016, the registrant issued an aggregate of 2,785,019 shares of common stock pursuant to issuance of stock options exercised by certain of its employees, consultants and directors in connection with services provided to the registrant by such parties, with exercise prices ranging between $0.01 and $0.50 per share.

Since January 1, 2016 the registrant granted stock options to purchase an aggregate of 34,157,651 shares of its common stock with exercise prices ranging between $0.01 and $0.50 per share, and 579,050 shares of restricted common stock to employees, non-employees, and directors in connection with services provided to the registrant by such parties.

The securities listed above were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

Convertible notes

Between June 2015 and June to 2016, the registrant issued 65 unsecured promissory notes, convertible into the registrants Series A convertible preferred stock, for an aggregate consideration of $14.3 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

Between April 2018 and June 2018, the registrant issued 23 unsecured promissory notes, convertible into the registrants Series B convertible preferred stock, for an aggregate consideration of $5.0 million to accredited investors pursuant to Section 4(a)(2) of the Securities Act and Rule 506 as a transaction not involving a public offering.

Exhibits and financial statement schedules

(a) Exhibits.

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1	Third Amended and Restated Certificate of Incorporation of the Registrant (currently in effect)

3.2	Bylaws of the Registrant (currently in effect)

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Form of Specimen Common Stock Certificate

4.2*	Second Amended and Restated Investors’ Rights Agreement, dated as of July 17, 2019, by and among the Registrant and the investors party thereto

5.1*	Opinion of Latham & Watkins LLP

10.1	2014 Stock Incentive Plan, as amended, and form of option agreements thereunder

10.2*	2019 Incentive Award Plan and form of option agreements thereunder

10.3*	Non-Employee Director Compensation Program

10.4*	Form of Founder Restricted Stock Agreement

10.5*	Form of Indemnification Agreement for Directors and Officers

10.6*	Lease Agreement, dated as of August 24, 2016, between ARE-MA Region No. 20 and the Registrant

10.7*	Amended and Restated Executive Employment Agreement, dated as of August 30, 2018, between David L. Lucchino and the Registrant

10.8*	Employment Agreement, dated as of April 27, 2016, between Christopher R. Loose and the Registrant

10.9*	Offer Letter, dated as of February 22, 2018, between Carl P. LeBel and the Registrant

10.10*†	Exclusive Patent License Agreement, dated as of December 13, 2016, as amended, between Massachusetts Institute of Technology and the Registrant

10.11*†	Non-Exclusive Patent License Agreement, dated as of February 7, 2019, between Massachusetts Eye and Ear Infirmary and the Registrant

10.12*†	License and Collaboration Agreement, dated as of July 16, 2019, between Astellas Pharma, Inc. and the Registrant

21.1	Subsidiaries of the Registrant

23.1*	Consent of RSM US, LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information is not material and would be competitively harmful if publicly disclosed.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woburn, Massachusetts, on this                day of                , 2019.

FREQUENCY THERAPEUTICS, INC.

By:	David L. Lucchino President and Chief Executive Officer

Signatures and power of attorney

We, the undersigned officers and directors of Frequency Therapeutics, Inc., hereby severally constitute and appoint David L. Lucchino and Richard Mitrano, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

David L. Lucchino	President, Chief Executive Officer and Director (principal executive officer)	, 2019

Richard Mitrano	Vice President, Finance and Operations (principal financial officer and principal accounting officer)	, 2019

Marc A. Cohen	Director	, 2019

Timothy J. Barberich	Director	, 2019

Michael Huang	Director	, 2019

Signature	Title	Date

Robert S. Langer, Sc.D.	Director	, 2019

Joel S. Marcus	Director	, 2019